ROHM AND HAAS 2006 ANNUAL REPORT

Now Next How

Table of contents

02 Where we are now

04 Where we're going next

06 How we're going to get there

09 Focus > portfolio

11 Focus > emerging markets

13 Focus > innovation

15 Focus > operational excellence

17 Focus > global talent

19 Letter to stockholders

23 Responsibility > 2006 sustainable performance

25 2006 > form 10-k

Any statements we make in our filings with the Securities and Exchange, or other communications that are not statements of historical fact, are forward-looking statements. These statements include, without limitation, those relating to anticipated product plans, litigation and environmental matters, currency effects, profitability, and other commitments or goals. Forward looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. Please see page 28 of the enclosed 10-k for further details of these risks and uncertainties.

Rohm and Haas has excelled as a global provider of advanced materials for a wide variety of applications.

The company has established leadership positions in key industries and technologies with a proven organization, a culture of innovation and accountability, and solid financials. We have delivered five straight years of profitable growth, consistently meeting or surpassing expectations of all key stakeholders, including the shareholders.

We're focused now on what's next – where we're going and how we're going to get there.

– Raj L. Gupta
Chairman, President and CEO

Profile

Rohm and Haas operates a diverse portfolio of businesses, each with strong market positions and prospects for growth. In January 2007, we realigned our company around six segments – Paint and Coatings Materials, Packaging and Building Materials, Primary Materials, Electronic Materials, Performance Materials and Salt, thereby creating a more market-focused structure. The following profiles reflect the new Rohm and Haas structure effective January 1, 2007.



Where we are now

Paint and Coatings Materials products are used to make architectural paints; we also produce industrial materials that serve as the foundation for industrial coatings, home insulation and floor care products.

Packaging and Building Materials provides adhesive and plastics additives technologies used in building and construction, consumer, industrial and automotive applications worldwide. This business also offers differentiated products for use in the textile, graphic arts, nonwovens, paper and leather markets.

Primary Materials produces building-block acrylic monomers both for internal use and external sale, and fulfills global household and industrial market needs for polyacrylic acid (pAA) dispersants, and opacifiers.

These three segments, representing the *Specialty Materials Group*, together leverage our world-class expertise in acrylics and other chemistries.

Electronic Materials is a leading provider of technologies used in semiconductors, circuit boards and packaging/finishing for advanced electronics.

Semiconductor Technologies specializes in photoresist technology used to replicate tiny circuitry patterns on integrated circuits and semiconductor chips. It also is a market leader in chemical mechanical planarization (CMP) technology used to polish delicate circuitry and semiconductor wafers.

Circuit Board Technologies develops and delivers the technology, materials and fabrication services needed for increasingly powerful, high-density printed wiring boards in computers, cell phones, automobiles and many other electronic devices today.

Packaging and Finishing Technologies is a leader in the development and marketing of innovative materials and processes that boost the performance of a diverse range of electronic, optoelectronic and industrial packaging and finishing applications.

In millions	
Paint and Coatings Materials	$2,050
Packaging and Building Materials	$1,776
Primary Materials (external sales)	$ 877
Electronic Materials	$1,564
Performance Materials	$1,134
Salt	$ 829

[1] *The above reclassified statements reflect the impact of our business realignment, which resulted in six reportable segments as of January 1, 2007.*

Business Segments Effective 2007

- Paint and Coatings Materials
- Packaging and Building Materials
- Electronic Materials
- Performance Materials
- Primary Materials (external sales)
- Salt



10%
25%
11%
14%
21%
19%

Global Presence

In millions

- North America $4,199
- Europe $2,030
- Asia Pacific $1,659
- Latin America $342



4%
20%
51%
25%

Rohm and Haas today is a strong and balanced global provider of advanced materials for the world's most important industries.

Performance Materials represents the company's expertise in enabling technologies that meet growing societal needs for water treatment, health care and energy.

Process Chemicals and Biocides deliver innovative, practical and environmentally sound solutions for the world's current and emerging needs. Purification technology adds value for food and nutrition, healthcare, potable water and energy markets. Our biocides are used in a variety of processes, substrates and products in paints and coatings, building and construction materials, plastics, water treatment, metalworking fluids and mineral processing, as well as household and personal care applications.

In addition, this segment includes other unique technologies such as advanced materials, as well as AgroFresh, a leading global expert at reducing the negative effects of ethylene on fruit, vegetable and flower quality, as well as crop development, including our SmartFresh™ Quality System for the produce industry.

Powder Coatings offers a full range of thermoset and thermoplastic powder coatings used for consumer goods as far ranging as backyard grills, kitchen cabinetry, office furniture, automotive parts and industrial shelving.

Salt markets the leading table salt brands in the United States and Canada, Morton® Salt and Windsor® Salt, respectively. One out of every two containers of salt purchased in the United States bears the image of the Morton Salt Umbrella Girl and the familiar slogan, "When it rains, it pours." Salt's product offerings extend well beyond the consumer market to include salts used for food processing, agriculture, water conditioning, roadway ice control and industrial processing applications.




Where we’re going next








The Rohm and Haas we're building will be more focused, closer to customers and positioned to grow faster and more profitably.




250ml
200
200ml
150
100
50

How we're going to get there

We're implementing our Vision 2010 strategy to strengthen our ability to deliver sustained, long-term results, focused on five areas >


CUSTOMER
ENTATION
HIGH
EXPO

focus > portfolio



Positioning our product portfolio for accelerated growth and profitability.

The first pillar of Vision 2010 focuses our actions on aggressively managing our portfolio to position the businesses *for accelerated* growth.

One key priority is to better leverage the strength of our monomer and polymer chain to continue contributing to our success. We also are accelerating investments to build on our leadership positions in the rapidly growing electronic materials space. Another important focus is on developing a number of new, high-growth potential businesses around the growing need for quality of life worldwide, such as water purification, energy and personal care.

As we execute Vision 2010, we'll continuously evaluate nonstrategic and underperforming assets in our portfolio, either fixing or divesting them as appropriate. And while our emphasis is on driving organic growth, we will make strategic acquisitions that supplement growth in the key segments.





focus > emerging markets

Customizing our presence and business model in key regions of the world.

There is tremendous growth potential for companies with not just presence, but the right business models in key emerging markets. Rohm and Haas is customizing its presence and structure to be more responsive to the unique forces in each of several key developing markets of the world, including China, India, Turkey, Central/Eastern Europe and Latin America.

Priorities under this strategic pillar center on delivering technology locally and tailoring products to meet unique local needs. We are streamlining the organization to get closer to customers. We're moving to invest in local talent development. In order to be more competitive in each region, we're optimizing capital and operating costs, and setting up local sourcing in each region to access cost-effective monomer supplies.



focus > innovation

Accelerating research and development investments around customers and markets.

Rohm and Haas already has one of the strongest global R&D capabilities in our competitive space. To drive the company to the next level of growth, we're ramping up and focusing our investments on key customer groups, societal needs and geographic markets.

We're increasing investment in R&D capabilities across the global footprint, particularly in emerging markets, to localize product development. We're stepping up our emphasis on high-value technologies – products in environmentally friendly, high-growth or high-margin areas such as Aquaset™ formaldehyde-free insulation binder; SmartFresh™ technology to enhance freshness of post-harvest fruits and vegetables; Avanse™ water-based coating technology; our VisionPad™ products in the semiconductor sector, and more.






PHOT
VIS
1 2 3 4 5 OPEN





focus > operational excellence

Expanding our efforts to accelerate continuous improvement.

As we pursue demand growth by leveraging our portfolio, developing stronger localized capabilities in emerging markets and accelerating investments in product innovation, we're expanding our efforts to enhance margins and returns through operational excellence and continuous improvement.

We have made great strides in the area of operational excellence over the past five years, and we continue to see opportunities to improve. We're sharpening our focus on asset productivity and cost control, and are pursuing initiatives to increase global sourcing of raw materials and services to reduce costs. We're continuing our work on reducing administrative costs and increasing the responsiveness of our business services by going to a regional model. We are leveraging our global information system to track progress of these initiatives.



focus > global talent



Developing and deploying the industry's strongest talent pool.

No strategy succeeds without people. The skills, drive and commitment of Rohm and Haas employees have always been the fuel of our growth engine. Rohm and Haas people have consistently proven themselves to be the best in the industry. Talented. Experienced. Driven to excel. A culture of performance, teamwork and accountability.

A key element of Vision 2010 is to more effectively leverage our greatest strength to succeed in a global marketplace. We're locating our best people in the right places across the world and giving them what they need to excel – putting management closer to the customer, streamlining decision-making and plan implementation, and enhancing local recruitment.

By deploying talent globally, we're positioning our people to thrive in the new Rohm and Haas – a multilingual, adaptable, agile and mobile workforce focused on making Vision 2010 a reality.

FINANCIAL HIGHLIGHTS

In millions, except per share	2006	2005[1]	2004[1]
Statement of operating information			
Net sales	$8,230	$7,885	$7,186
Gross profit	2,474	2,366	2,091
Earnings from continuing operations before income taxes, and minority interest	1,042	868	698
Earnings from continuing operations	755	616	484
Net earnings	$ 735	$ 637	$ 497
As a percent of net sales			
Gross profit	30.1%	30.0%	29.1%
Selling and administrative expense	12.5%	12.6%	13.4%
Research and development expense	3.6%	3.4%	3.6%
Earnings from continuing operations			
Basic	$ 3.45	$ 2.78	$ 2.17
Diluted	3.41	2.75	2.16
Cash dividends per common share	1.28	1.12	.97
Common stock price			
High	$53.86	$50.00	$45.41
Low	42.77	39.47	35.90

[1] *Reclassified to conform to current year presentation.*

2006 >
chairman's letter

2006 was a milestone year for Rohm and Haas Company. We continued to execute our strategies well across the businesses, delivering solid financial results and demonstrating once again our ability to excel in a dynamic, challenging global marketplace. More important, 2006 was the year we launched Vision 2010, our plan to build an even more focused, global, innovative and profitable Rohm and Haas. With Vision 2010 as our roadmap, we're confident in our ability to deliver sustained, superior results for our owners in the years ahead.



TO OUR STOCKHOLDERS

Rohm and Haas delivered another year of exceptional results in 2006. We grew sales across the majority of our businesses. We performed well in all of our geographic regions, including the emerging markets we're targeting. And our investments in a number of new products and technologies were rewarded by growing market acceptance.

Sales in 2006 reached a record $8,230 million, a 4 percent increase over the $7,885 million we reported in 2005. We increased earnings from continuing operations by 23 percent to $755 million, or $3.41 per share, compared with 2005 earnings of $616 million, or $2.75 per share. Our 2006 results include $17 million in after-tax restructuring charges, or $0.08 per share, compared with $62 million in charges, after-tax, or $0.28 per share, in 2005.

We generated strong cash flow from operations of $840 million in 2006, and continued our balanced approach in deploying cash, reinvesting it in the business and returning it to you, our shareholders.

We increased dividends by 14 percent and repurchased 5.7 million shares under our $1 billion share repurchase program authorized by our Board in 2004. We expect to complete the program in 2007, one year ahead of schedule. We invested $404 million in our capital expenditures program, with significant increases in projects related to growth. With our strong cash flow, we also were able to make voluntary contributions to our U.S. retirement benefit plans with a 2006 after-tax contribution of $97 million – our U.S. plan is fully funded under the Projected Benefit Obligation (PBO).

Our 2006 performance reflected strength across our businesses, driven by sales growth in all our core businesses except Salt. Our Electronic Materials business delivered year-over-year sales growth of 17 percent. Coatings grew sales by 6 percent, Performance Chemicals by 5 percent and Monomers by 4 percent, compared with 2005 levels. Salt's 2006 sales were down by 10 percent for the year, negatively impacted by mild winter weather in the first and fourth quarters.

The 2006 Rohm and Haas picture was also very positive when viewed across our geographic regions. Asia-Pacific sales increased 14 percent year on year; Latin America sales were up by 11 percent, while Europe and North America both grew sales by 2 percent over 2005 performance.

We maintained our strong market positions across our global footprint, with solid momentum in key emerging markets in Asia, Europe and Latin America. In 2006, we realized overall sales growth of 17 percent in emerging markets and strengthened our presence with the opening of two new state-of-the-art facilities: our $30 million China Research and Development Center in Shanghai, and our $50 million CMP Manufacturing and Research Center in Taiwan. In addition, we announced plans during the year for new Plastics Additives facilities in Turkey and China, and acrylic emulsion facilities in India, China and Mexico.

Innovation: Key to 2006 and future performance Our stepped-up investments in research and development over the past several years have paid off in the form of increasing market acceptance of innovative new products, especially in Electronic Materials, Coatings and Industrial Biocides.

A TIME OF STRONG POSITIVE MOMENTUM IS EXACTLY THE RIGHT TIME TO PLAN AND POSITION FOR THE FUTURE. VISION 2010 REPRESENTS NOT A CHANGE IN STRATEGIC DIRECTION, BUT AN ACCELERATION OF OUR CURRENT ONE.

A number of advanced technologies in our core Electronic Materials business were profitable drivers of sales growth, while we applied our expertise to grow our presence in the flat-panel display industry. We also maintained the focus to market and develop environmentally friendly solutions across our business mix, from lead-free technology for chip packaging to our increasingly accepted water-based Avanse™ coating technology, from our formaldehyde-free Aquaset™ insulation binders to the new environmentally compatible wood preservatives. We saw increasing acceptance and use of SmartFresh™ technology for fruits and vegetables in 2006 and made an acquisition during the year that enables us to expand it to the fresh-cut flower market.

Innovation has always been a core strength at Rohm and Haas. Our technology pipeline is constantly improving as our scientists and engineers develop new technologies that align with some of the world's fastest-growing market opportunities. A large part of our efforts will continue to be focused on developing eco-friendly solutions to meet important societal needs such as water, food and building materials.

Next: Vision 2010, our path to the future In the opening pages of this annual report, we outlined the five focus areas of Vision 2010, our plan to leverage our strengths to build momentum and accelerate future performance. Those areas of focus – our portfolio, emerging markets, innovation, operational excellence and global talent – are already Rohm and Haas strengths. The company is performing very well. Why change now?

Because the *world* is changing. Market dynamics are shifting. Competition is intensifying and constantly evolving. We are strengthening Rohm and Haas to excel and grow in a global marketplace that is becoming more regionalized, populated by agile local competitors in addition to multinationals. Vision 2010 is our plan to leverage our business mix, global presence, talent and financial strength to compete successfully long term in this challenging environment.

A bright and exciting future I am privileged to lead this company. Rohm and Haas represents a long tradition of technical excellence, market leadership and integrity. Our Board and governance policies are second to none. Our management team is among the strongest and most culturally diverse in our industry. Our more than 15,800 people are without peer in their skill and dedication. While we all know the global marketplace will likely become more, not less, challenging, with our team and Vision 2010, I have never been more excited about the future potential of Rohm and Haas.

Raj L. Gupta

RAJ L. GUPTA
Chairman, President and CEO



responsibility > 2006 sustainable performance

We're committed to operating safely and with integrity – for our employees, our shareholders, our customers and our communities.

Workplace Maintaining – and continuously improving – a safe workplace is the first and highest priority at Rohm and Haas. The primary focus of our Process Safety program is on the wellbeing of our employees and the production systems they use to make our products. We also place a strong emphasis on minimizing raw material and product storage and the potential for accidental release.

In 2006, we reported an Occupational Illness and Injury (OII) rate of 0.94. While this is better than our industry average, even one work-related illness or injury is one too many. Regardless of the inherent hazards of our business, we remain committed to the ideal of zero workplace injuries.

Governance Our reputation is a gift from the previous generations that built this company with an ethical culture as a core value. Rohm and Haas believes passionately in operating in a way that both preserves that reputation and serves the best long-term economic interests of its shareholders.

A strong, independent, engaged Board of Directors is central to that belief. Twelve of our thirteen Board members are independent directors. All come from a broad range of backgrounds and areas of expertise. The Board follows and continuously updates a long-established, rigorous set of policies and procedures to ensure the highest standards of independence, competence and ethical conduct.

Community Through Rohm and Haas Responsible Neighbor Community Programs, we work to advance the economic, social and environmental quality of life in the communities where we live and operate. Our company and our employees promote science, technology and mathematics education, as well as the environmental and safety concerns, through volunteerism, giving and community dialogue.

We are a fully committed member of Responsible Care®, an industry initiative dedicated to excellence in environmental, health and safety performance. Another key issue affecting our communities is site security. Rohm and Haas culminated a multi-year process of assessing and enhancing site security by successfully completing third party verification of our security improvements at our U.S. chemical facilities. We now have expanded the program to our Salt and non-U.S. facilities.

Eco-friendly products Our commitment to sustainability is perhaps best expressed in the growing percentage of eco-friendly products and processes in our portfolio – water-based coatings, lead-free electronics products, and more – and our increasing emphasis on meeting important societal needs such as healthcare, water purification, food and energy, especially in emerging markets, with our products. This underlying strength and corporate ethic will help fuel our continued success as we work together as a society to ensure that our products and our methods for producing them are sustainable.

Responsible Care is a registered trademark of the American Chemistry Council.








2006 >
form 10-k

Our results reflect the fundamental strength of our global businesses and the passion of Rohm and Haas people.

Rohm and Haas extends appreciation to the employees who volunteered their time to participate in the photography for this Annual Report: *Javed Akram, Emerilis Casado Rivera, Jocelyn Fowler, Chris Holzner, Lubna Khalid, Peter Lee, Joseph Mammarella, Carl Pearson, Terri Powell, Janice Washington, William Werline, Anne Westerman.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-3507

ROHM AND HAAS COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**23-1028370**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 INDEPENDENCE MALL WEST, PHILADELPHIA, PA 19106
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (215) 592-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock of $2.50 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in *Rule 405 of the Securities Act*. Yes _X_ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes _X_ No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer _X_ Accelerated filer ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No _X_

The aggregate market value of voting common stock held by non-affiliates of the registrant as of June 30, 2006 was: $7,767,766,800.

The number of shares outstanding of the registrant's common stock as of February 21, 2007 was 218,971,231.

DOCUMENTS INCORPORATED BY REFERENCE

Part III – Definitive Proxy Statement to be filed with the Securities and Exchange Commission, except the Report of the Executive Compensation Committee and Audit Committee Report included therein.

>

contents

PART I

Item 1A	Cautionary Statements and Risk Factors	**28**
Item 1	Business	**29**
Item 1B	Unresolved Staff Comments	**36**
Item 2	Properties	**36**
Item 3	Legal Proceedings	**37**
Item 4	Submission of Matters to a Vote of Security Holders	**37**

PART II

Item 5	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	**38**
Item 6	Selected Financial Data	**39**
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	**40**
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	**56**
Item 8	Financial Statements and Supplementary Data	**57**
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	**100**
Item 9A	Controls and Procedures	**100**
Item 9B	Other Information	**100**

PART III

Item 10	Directors, Executive Officers and Corporate Governance	**101**
Item 11	Executive Compensation	**102**
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	**102**
Item 13	Certain Relationships and Related Transactions, and Director Independence	**102**
Item 14	Principal Accountant Fees and Services	**102**

PART IV

Item 15	Exhibits and Financial Statement Schedules	**103**

SIGNATURES **104**

> part I

ITEM 1A. CAUTIONARY STATEMENTS AND RISK FACTORS

Any statements we make in our filings with the Securities and Exchange Commission, including this filing, or other communications (including press releases and analyst meetings and calls) that are not statements of historical fact are forward-looking statements. These statements include, without limitation, those relating to anticipated product plans, litigation and environmental matters, currency effects, profitability, and other commitments or goals. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the following:

• *Changes in foreign currencies or economic conditions may adversely affect our financial results.*
Approximately 53% of our sales are derived from outside the United States, a significant portion of which are denominated in foreign currencies. Also, significant production facilities are located outside of the United States. Our financial results therefore can be affected by changes in foreign currency rates. We use certain financial instruments to mitigate these effects, but we do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our earnings, cash flows and fair values of assets and liabilities. Accordingly, reported sales, net earnings, cash flows and fair values have been and in the future may be affected by changes in foreign exchange rates. In addition, because of the extensive nature of our foreign business activities, financial results could be adversely affected by changes in worldwide economic conditions, changes in trade policies or tariffs, changes in interest rates, and political unrest.

• *Actions by our competitors or changes in demand may adversely affect our financial results.*
Our products are sold in a competitive, global economy. Competitors include many large multinational chemical firms based in Europe, Asia and the United States. New competitive products or pricing policies of our competitors can materially affect demand for and pricing of our products. In addition, financial results are subject to fluctuations in demand, the efficient running of our manufacturing facilities, the seasonal activity of certain of our businesses and weather conditions, particularly for the Salt segment. We also manufacture and sell our products to customers in industries and countries that are experiencing periods of rapid change, most notably countries in Eastern Europe, Latin America and the Asia-Pacific region. These factors can affect demand for our products and therefore may have a significant impact on financial results.

• *Restrictions on, and increased costs of, raw material supplies and energy may adversely affect our financial results.*
From time to time, certain raw materials we require become limited. It is likely this will occur again in the future. Should such limitations arise, disruptions of our supply chain may lead to higher prices and/or shortages. Also, we are subject to volatility in raw material prices and energy. While we try to increase the prices of our products to cover increases in our costs, we may not be able to raise our prices as quickly as the costs rise, if at all. These limitations and increased costs could adversely affect our financial results. (See additional discussion of raw materials in Item 1.)

• *Capacity limitation or an incident affecting the Houston ship channel area may adversely affect our financial results.*
From time to time, we experience significant capacity limitations in our manufacturing operations. In addition, an incident affecting the Houston ship channel area could materially impact our financial results as it could significantly affect both our operations and our sources of supply. These limitations, disruptions in supply and capacity constraints could adversely affect financial results.

• *Failure of our intellectual property protections, failure to develop new technology or the development and successful implementation of new, competing technologies by our competitors could adversely affect future financial results.*
We have invested significant resources in intellectual properties such as patents, trademarks, copyrights and trade secrets. Since we depend on these intellectual resources for our financial stability and future growth, we rely on the protection that these intellectual property rights provide. A loss of those protections could adversely affect our financial results. In addition, if we fail to develop new technology or if our competitors successfully develop and implement new, competing technologies in the market place, our future financial results could be significantly impacted.

• *Failure to realize benefits from joint ventures, acquisitions or alliances could adversely affect future financial results.*
We have entered, and in the future may enter, into arrangements with other companies to expand product offerings and to enhance our own capabilities. We may continue to make strategic acquisitions and divestitures. The success of acquisitions of new technologies, companies and products, or arrangements with third parties, is not predictable and there can be no assurance that we will be successful in realizing our objectives, or that realization may not take longer than anticipated, or that there will not be unintended adverse consequences from these actions.

• *Environmental costs and litigation results could adversely affect our financial results.*

The company takes its environmental responsibilities very seriously, but there is a risk of environmental impact inherent in chemical manufacturing operations. In addition, laws and regulations require significant expenditures for environmental protection equipment, compliance and remediation. Future developments and more stringent environmental regulations may require us to make additional unforeseen environmental expenditures. These additional costs may adversely affect our financial results. We are also subject to other litigation in the course of business. Adverse results in litigation could adversely affect our financial results.

• *Inability to attract, develop or retain quality employees could adversely impact our ability to achieve our objectives.*

We have objectives in our businesses and regions to sustain and grow the company. Continued success in achieving the objectives of the company depends on the recruitment, development and retention of qualified employees. Without these employees, we may not be able to achieve these objectives.

ITEM 1. BUSINESS

The Company

Rohm and Haas Company was incorporated in 1917 under the laws of the State of Delaware. Our shares are traded on the New York Stock Exchange under the symbol "ROH".

We are a global specialty materials company that began almost 100 years ago when a chemist, Otto Rohm, and a businessman, Otto Haas, decided to form a partnership to make a unique chemical product for the leather industry. That once tiny firm, now known as Rohm and Haas Company, reported sales of $8.2 *billion in 2006 on* a portfolio of global businesses including specialty materials, electronic materials and salt. Our products enable the creation of leading-edge consumer goods and other products found in a broad segment of dynamic markets, the largest of which include: building and construction, electronics, packaging and paper, industrial and other, transportation, household and personal care, water and food. To serve these markets, we have significant operations with approximately 100 manufacturing and 33 research facilities in 27 countries with approximately 15,800 employees.

Net Sales

In millions



06
$8,230
05
$7,885
04
$7,186
$0
$2,250
$4,500
$6,750
$9,000

Net Sales by Region

In millions



06 $8,230
4%
20%
51%
25%
05 $7,885
4%
18%
53%
25%
04 $7,186
4%
19%
51%
26%

○ **North America**
06 $4,199, **05** $4,134, **04** $3,688

● **Europe**
06 $2,030, **05** $1,988, **04** $1,893

○ **Asia**
06 $1,659, **05** $1,455, **04** $1,339

○ **Latin America**
06 $342, **05** $308, **04** $266

Throughout our history, Rohm and Haas has remained true to the original vision of its founders: to be a high-quality and innovative supplier of specialty materials that improve the quality of life. In the late 1990's, we began to diversify our portfolio of product offerings to enhance our specialty chemical business by acquiring Morton International Inc., and expanding our electronic *materials business* through the acquisitions of LeaRonal and Rodel. During the same period, we have repositioned our portfolio to divest non-strategic businesses including our *Automotive Coatings* business in 2006. As a result of this activity, we have doubled our sales, improved the balance of our portfolio, expanded our geographic reach and product opportunities to meet market needs, and enhanced our cash generating capabilities, while delivering enhanced value for our stockholders.

The businesses within our specialty chemical portfolio, as well as our electronic materials and salt businesses will be discussed in more detail later in this section.

Our Strategic Focus

Our focus is to grow both revenues and earnings through organic growth, as well as highly selective bolt-on acquisitions and to deploy our strong cash position in a balanced approach to add value for our stockholders, while managing the company within the highest ethical standards. We are tuned to the changing global dynamics that impact the environment in which we operate; the trends in consumer demand and preferences; the shifting global demand and demographics; the greater emphasis on environmentally compatible products and renewable resources; and the increasing global competition.

In October 2006, we announced an evolution in our strategy, which we refer to as Vision 2010. The primary goal of Vision 2010 is to accelerate value creation. The key elements of this strategy are:

• *Position Our Portfolio For Accelerated Growth* – by leveraging our integrated acrylic monomer and polymer chain; accelerating investment in Electronic Materials; creating or expanding platforms that address the growing needs in food, health, water, energy, and other areas in the developed and developing worlds; and supplementing our organic growth with highly selective bolt-on acquisitions which bring a growth platform technology or geographic supplement to our core businesses.

• *Build Value-Creating Business Models in Emerging Markets* – through customizing closer to customers; finding solutions that are affordable and meet local requirements; organizing in a manner that enables rapid decision-making; investing in local talent; and building plant facilities that can compete effectively with local and regional players as well as multinational players.

• *Innovate with a Market/Customer Focus* – by increasingly shifting the focus and delivery of technology programs closer to the customer, driving to faster and more tailored output.

• *Operational Excellence/Continuous Improvement* – by maintaining flat conversion costs over the next three years; building more capital-efficient plants in emerging markets; continuing to optimize our global footprint; and increasing global sourcing, especially from low-cost countries.

• *Deploy Right Talent in Right Places* – by ensuring that leadership talent with the right depth and breadth is in place to drive the profitable growth of our businesses through shifting deployment of more key leaders to locations outside the USA; and continuing to drive the nurturing and development of our global workforce.

Cash Generation

We generated $840 million, $947 million and $925 million in cash from operating activities during 2006, 2005 and 2004, respectively. We plan to deploy this cash to enhance stockholder value through strategic investments in our core businesses and technologies, higher dividends, and stock repurchases, as appropriate.

Corporate Governance

Our company was built upon a strong foundation of core values,which continue today. These values are the bedrock of our success. We strive to operate at the highest levels of integrity and ethics and, in support of this, require that all employees, as well as all the members of our Board of Directors, receive compliance training and annually certify their compliance with our internal Code of Business Conduct and Ethics. Our core values are best summarized as:

- Ethical and legal behavior at all times;
- Integrity in all business interactions; and
- Trust by doing what we promise.

Our Board of Directors devotes substantial time reviewing our business practices with regard to the norms of institutional integrity. Our Board is comprised of 13 directors, of which 12 are non-employees. The Audit, Nominating and Governance, and Executive Compensation committees of the Board are all entirely composed of independent directors.

Our Businesses

Our portfolio of businesses is strong, seasonally diverse and well positioned for future growth. The chart below summarizes sales recorded by our six reportable segments in 2004, 2005 and 2006. See Note 8 to our Consolidated Financial Statements for further information regarding our reportable segments and foreign operations.

Net Sales by Business Segment
In millions



06 $8,230
8%
9%
32%
10%
19%
22%
05 $7,885
9%
9%
32%
12%
17%
21%
04 $7,186
8%
10%
31%
12%
17%
22%

○ **Coatings**
06 $2,683, **05** $2,534, **04** $2,281
● **Performance Chemicals**
06 $1,778, **05** $1,690, **04** $1,590
○ **Electronic Materials**
06 $1,564, **05** $1,332, **04** $1,250
○ **Salt**
06 $829, **05** $925, **04** $829
○ **Adhesives and Sealants**
06 $723, **05** $727, **04** $693
○ **Monomers** *(External sales)*
06 $653, **05** $677, **04** $543

Coatings

Coatings is our largest reportable segment and is comprised of two business units: *Architectural and Functional Coatings* and *Powder Coatings.*

Coatings Net Sales
In millions



06
$2,683
05
$2,534
04
$2,281
$0
$750
$1,500
$2,250
$3,000

Coatings Net Sales by Business Unit
In millions


06 $2,683
05 $2,534
04 $2,281
12%
88%
13%
87%
15%
85%

○ **Architectural and Functional Coatings**
06 $2,351, **05** $2,212, **04** $1,939

● **Powder Coatings**
06 $332, **05** $322, **04** $342

Our Coatings products are sold globally, with approximately 58% of sales in North America, 24% in Europe, 12% in Asia-Pacific and 6% in Latin America. Since key markets for this segment are the building and construction markets, and in particular the architectural coatings markets, sales for this segment have seasonal fluctuations and are sensitive to fluctuating raw material costs.

Architectural and Functional Coatings ("AFC") is the continuation of our 1953 pioneering acrylic waterborne chemistry. It has evolved into our current high quality, technologically advanced product offerings of binders and additives for acrylic paint. Our technology improves the durability, tint retention, adhesion, stain resistance and opacity of paint. Our customer base includes well-known, high-quality paint suppliers. In addition to offering products for the architectural and decorative coatings markets, this segment also offers products that serve a wide variety of coatings in: industrial markets for use on metal and wood and in traffic paint; the building industry for use in roofing materials, insulation and cement markets; and consumer markets for use in paper, textiles and non-woven fibers, graphic arts and leather.

Our track record of emulsions innovation is fueled by a world-class supply chain with 29 plants around the world and direct sales into 93 countries. This breadth of coverage and the associated market understanding sets us apart from all other architectural and functional coatings suppliers and allows the AFC business to map the next generation of advances in a wide array of end use segments, centered in the building and construction markets. The business continues to be the leader in the conversion of solvent to water-based technologies which enables our customers to offer more environmentally friendly products including low-VOC paints, formaldehyde-free insulation and energy efficient reflective roof coatings.

Over the last several years, advances in back office systems, asset utilization and process improvements have also allowed the AFC business to reap two-fold increases in employee productivity. The benefits of these improvements are often found in our close customer relationships, which allow us to invest in advanced technical service programs, pursue targeted research and development in select markets, and establish long-term investments in emerging markets such as China, India and Eastern Europe.

Architectural and Functional Coatings

Markets	Products	End Uses
• Building and construction • Home improvement • Paper • Graphic arts • Apparel • Home and office goods • Transportation	• An array of versatile acrylic emulsion polymers and other technologies • A range of additives, such as thickeners, extenders and opacifiers	• House paints • Traffic paints • Metal coatings • Coated papers • Printing inks • Non-woven fibers • Textile finishes • Insulation • Leather

Powder Coatings produces a comprehensive line of powder coatings that are sprayed onto consumer and industrial products in a solid form. During the powder coating process, tiny particles receive an electrostatic charge as they pass through a sprayer, which causes them to adhere to the product. The product is later cured at a high temperature, where the particles melt onto the product to form the final coating. Powder coatings are often more cost-effective than liquid coatings, while providing similar or enhanced benefits, including increased durability such as temperature and wear resistance. Our powder coatings are used on a wide variety of products, ranging from door handles to patio and deck furniture, to windshield wipers, televisions and industrial shelving.

Powder Coatings

Markets	Products	End Uses
• Home and office goods • Recreation • Lawn and garden • Transportation • Building and construction	• Epoxy, polyester, silicone and acrylic powder coatings • Lamineer – a low temperature curing coating	• Architectural aluminum • Shelving • Tables and chairs • Office furniture • Cabinetry • Machinery • Gas grills

Monomers

This reportable segment produces methyl methacrylate, acrylic acid and associated esters as well as specialty monomer products. Monomers serve as the building blocks for many of our acrylic technologies in our other business segments. They are also sold externally for applications such as super absorbent polymers and acrylic sheet. Our Monomers products are sold globally, with approximately 60% of external sales in North America, 35% in Europe, 4% in Latin America and approximately 1% in Asia-Pacific.

Monomers Net Sales
In millions


06
$1,926
05
$1,848
04
$1,383
$0
$500
$1,000
$1,500
$2,000

Monomers Inter-segment and External Net Sales
In millions


06 $1,926
05 $1,848
04 $1,383
34%
66%
37%
63%
39%
61%

○ **Inter-segment Sales**
06 $1273, **05** $1,171, **04** $840

● **External Sales**
06 $653, **05** $677, **04** $543

Monomers

Markets	Products	End Uses
• Building and construction • Personal care • Automotive • Packaging • Chemicals	• Methyl methacrylate • Acrylic acid • Associated esters • Specialty monomers	• Adhesives • Paints and coatings • Floor polishes • Hair sprays • Super absorbent products

Performance Chemicals

This reportable segment includes the sales and operating results of *Plastics Additives, Consumer and Industrial Specialties, Process Chemicals* and other smaller business units.

Performance Chemicals Net Sales
In millions


06
$1,778
05
$1,690
04
$1,590
$0
$500
$1,000
$1,500
$2,000

Performance Chemicals Net Sales by Business Unit
In millions


06 $1,778
05 $1,690
04 $1,590
5%
26%
40%
29%
4%
26%
40%
30%
3%
27%
40%
30%

○ **Plastics Additives**
06 $704, **05** $670, **04** $621

● **Consumer and Industrial Products**
06 $522, **05** $512, **04** $481

○ **Process Chemicals**
06 $466, **05** $444, **04** $433

○ **Other**
06 $86, **05** $64, **04** $55

Regionally, about 40% of our Performance Chemicals products are sold in North America, 36% in Europe, 18% in Asia-Pacific and about 6% in Latin America. These businesses provide products for a diverse set of markets, from consumer and personal care, to building and construction and packaging, to water treatment and purification processes for food and pharmaceutical markets, to newsprint processing. These businesses are described individually by the table below:

Plastics Additives

Markets	Products	End Uses
• Building and construction • Packaging • Home and office goods • Transportation	• A wide range of additives that impart desired properties into the end plastic or help processing machinery run more efficiently (acrylic-based impact modifiers and processing aids, tin-based stabilizers and lubricants)	• Polyvinyl chloride pipe • Vinyl siding • Wall systems • Vinyl windows • Fencing and decks • Plastic packaging • Interior auto parts • Appliances and business machines

Consumer and Industrial Specialties

Markets	Products	End Uses
• Household products • Personal care • Industrial processing • Building and construction	• Antimicrobials, dispersants, acrylic emulsions and a range of other technologies	• Laundry and dishwater detergents • Shampoos and conditioners • Floor polishes • Paints

Process Chemicals

Markets	Products	End Uses
• Paper • Industrial processing • Lubricants • Fuels • Water processing • Food processing • Electronics • Bioprocessing • Chemical processing	• Anion and cation ion exchange resins • Sodium borohydride and related technologies • Salt-forming bases • Adsorbents	• Newspaper • Corrosion inhibitors • Pharmaceutical processes • Dyes • Soft drinks and juices • Ultra pure water • Catalysis • Electricity production

Electronic Materials

This reportable operating segment is comprised of three business units: *Semiconductor Technologies, Circuit Board Technologies* and *Packaging and Finishing Technologies.*

Electronic Materials Net Sales
In millions



06
$1,564
05
$1,332
04
$1,250
$0
$400
$800
$1,200
$1,600

Electronic Materials Net Sales by Business Unit
In millions



06 $1,564
05 $1,332
04 $1,250
21%
57%
22%
22%
57%
21%
24%
57%
19%

○ **Semiconductor Technologies**
06 $902, **05** $757, **04** $714

● **Packaging and Finishing Technologies**
06 $340, **05** $278, **04** $239

○ **Circuit Board Technologies**
06 $322, **05** $297, **04** $297

Our Electronic Materials businesses are focused on inventing new materials that make electronic devices faster, smaller, more powerful and less expensive for the consumer. We offer fully compatible, leading-edge chemistry used to make the semiconductor chips and printed circuit boards found in today's most sophisticated electronic devices. Our products are sold globally, with approximately 58% of sales in Asia-Pacific, 28% in North America and 14% in Europe.

Circuit Board Technologies develops and delivers the technology, materials and fabrication services for increasingly powerful, high-density printed circuit boards in computers, cell phones, automobiles and many other electronic devices. We are a leading global supplier of specialty chemicals and materials used in the fabrication of printed circuit boards, and are focused on the development of metallization and imaging technologies.

Circuit Board Technologies

Markets	Products	End Uses
• Electronic devices • Communication • Computers • Transportation • Recreation	• Enabling technology for all aspects of the manufacture of printed circuit boards • Products such as: photoresists, solder mask, electroless and electrolytic copper	• Cellular phones • Personal computers • Cars and trucks • LCD and plasma displays • Electronic games

Packaging and Finishing Technologies develops and delivers innovative materials and processes that boost the performance of a diverse range of electronic, optoelectronic and industrial finishing applications. We supply integrated metallization processes critical for interconnection, corrosion resistance, metal finishing, and decorative applications.

Packaging and Finishing Technologies

Markets	Products	End Uses
• Electronic devices • Connector finishing • Semiconductor packaging • Surface finishing	• Materials and technology for integrated circuit packaging, connectors and industrial finishing	• Cellular phones • Personal computers • Cars and trucks • Home appliances • Office equipment • Electronic games

Semiconductor Technologies develops and supplies integrated products and technologies on a global basis. We enable our customers to drive leading edge semiconductor design, and to boost performance of semiconductor devices powered by smaller and faster chips. This business also develops and delivers materials used for chemical mechanical planarization (CMP), a process that creates the flawless surfaces required to make faster and more powerful integrated circuits and electronic substrates.

Semiconductor Technologies

Markets	Products	End Uses
• Electronics and communication devices • Transportation • Home and office goods • Recreation	• Essential technology for creating state-of-the-art integrated circuits: photoresists, developers, removers, anti-reflective coatings, chemical mechanical planarization (CMP) pads and slurries	• Cellular phones • Personal computers • Cars and trucks • Home appliances • Office equipment • Electronic games

Our pad and slurry technology platforms for CMP are based on strong fundamentals, critical raw materials, top talent and state-of-the-art laboratories and tools. As one of the pioneers in polishing technology, our industry experience has tuned our problem-solving capability so that we can respond quickly and effectively to customer needs. Furthermore, our microelectronics platforms continue to push the envelope of product innovation from advanced lithography materials and copper chemistries to new Atomic Layer Deposition technology. These and many other products from this business are meeting the increasingly complex needs of leading semiconductor manufacturers.

Salt

With the acquisition of Morton International, Inc. in 1999, we obtained the rights to some of the most recognized consumer brand names and product symbols in the United States and in Canada. Our well-recognized "little Salt Girl" is the trademark of Morton International, Inc. and one of our most valuable intangible assets. We also acquired the leading brand in Canada, Windsor Salt™.

Salt Net Sales
In millions


06
$829
05
$925
04
$829
$0
$250
$500
$750
$1,000

Salt is produced through vacuum pan production, solar evaporation or mining. Even though the consumer salt business is best known, this segment extends well beyond table and specialty salts and includes salt used for water conditioning, ice control, food processing and chemical/industrial use. Highway ice control sales are driven by the effects of winter weather. This seasonality has balanced our total portfolio of businesses, complementing stronger sales in the spring and summer from many of our Coatings businesses.

Salt

Markets	Products	End Uses
• Consumer • Food processing • Industrial processing • Chemical processing • Water conditioning • Agricultural	• Salt	• Table salt • Home and industrial water conditioning salt • Ice control salt (highway de-icing and consumer) • Chemical/industrial processing salt • Industrial food processing

Adhesives and Sealants

Our Adhesives and Sealants reportable segment was formed in 1999 from a combination of Morton International, Inc. adhesives and Rohm and Haas adhesives.

Adhesives and Sealants Net Sales
In millions


06
$723
05
$727
04
$693
$0
$200
$400
$600
$800

The Adhesives and Sealants business provides a vast array of value adding products derived from a broad range of technologies. Our products are supported with market recognized best-in-class technical support and end-use applications knowledge. Products from our Adhesives and Sealants business are sold globally, with approximately 40% in Europe, 38% in North America, 15% in Asia-Pacific and 7% in Latin America.

Packaging adhesives and coatings are sold to companies that convert films, foils and papers to make appealing flexible packages. These are used by food companies to package an array of edible products such as snacks, sauces, ready-made-meals, meats, cheeses, salads and more.

Our laminating adhesives are used to bond together the multiple layers of the flexible package while our coatings are applied to protect or enhance the image of the printed surfaces or to confer additional properties such as increased barrier performance or permeability to oxygen. Heat seal adhesives are typically used in applications such as yogurt containers and our cold seal adhesives are generally used in applications such as sealing of candy bar wrappers.

We also produce ready-to-use pressure sensitive adhesives, base polymers, and coatings used by our customers to manufacture consumer, specialty and industrial tapes, protective masking films, paper or film labels and decals. Our water-based acrylic technologies are well known as contributing to outstanding line speed, cost-in-use, and environmental acceptance.

Transportation adhesives are tailored to the unique needs of the automotive industry with adhesives for rubber-to-metal bonding applications such as engine mounting systems, anti-vibration components and wheel suspension assemblies. Other transportation products include structural adhesives used, for example, in laminating recreational vehicle side walls, adhesives for interior trim applications such as headliners and flocking agents for weather stripping applications.

Adhesives and Sealants

Markets	Products	End Uses
• Packaging • Automotive • Construction • Graphic arts • Medical • Tapes and label industries	• Laminating adhesives • Heat seal coatings • Cold seal adhesives • Pressure sensitive adhesives • Primers and coatings • Rubber-to-metal bonding adhesives • Flocking agents	• Flexible packaging • Paper and film labels and decals • Consumer, industrial and specialty tapes • Masking film • Anti-vibration components • Caulks and sealants • Laminated panels

Raw Materials

We use a broad range of raw materials across our operations, and the raw materials used vary widely among many of our businesses. In most cases, these raw materials are purchased from multiple sources under short-term and long-term supply contracts. For 2007, although we anticipate the supply/demand balance to be tight, we expect the supply of raw materials to be adequate to meet our demand. If the overall supply of certain raw materials becomes limited, obtaining alternative suppliers for the quantities we require could be difficult.

We purchase approximately 3.5 billion pounds annually of a variety of commodity, petrochemical-based chemicals as raw materials for our Monomers, Coatings, Performance Chemicals and Adhesives and Sealants operations. The largest consumer of these raw materials is our Monomers business which uses raw materials such as propylene (the largest single raw material purchased annually), acetone, ammonia, butanol, ethanol, and methanol to produce acrylate and methacrylate monomers. These monomers are used primarily by our Coatings, Performance Chemicals and Adhesives and Sealants businesses along with other commodity chemicals such as styrene, vinyl acetate monomer and butadiene to produce their end-use products. The Monomers business also sells these monomer products to third parties. We also purchase approximately 23 million British Thermal Units (mmbtu's) of natural gas for use in our operations. Petroleum-based raw material prices have been volatile and can fluctuate significantly over a relatively short period of time. Raw material prices had, in 2006, and will continue to have in 2007, a material impact on our consolidated results of operations. Availability of these materials can also vary due to seasonality, supplier capacity and customer demand. We have a procurement plan for 2007 which we believe will meet our requirements.

Our Salt segment relies on rock salt and brine well reserves. Our salt reserves vary, but all salt production locations have sufficient reserves to satisfy anticipated production requirements for the foreseeable future. Salt reserves for solar evaporation facilities are generally regarded as unlimited. With respect to the Salt segment, total salt production in North America in 2006 was approximately 12 million tons.

Competition and Seasonality

We experience vigorous competition in each of our segments. Our competitors include many large, multinational chemical firms based in Europe, Asia and the United States as well as a number of regional and local competitors. In some cases, we compete against firms that produce commodity chemicals that we purchase as raw materials to make our specialty products. However, we do not believe this places us at any significant competitive disadvantage because most of our products have unique performance characteristics that are required by customers who demand a high-level of customer service and technical expertise from our sales force and scientists. Our Salt segment is most affected by weather related to our sales of highway ice-control salt. To a much lesser extent, sales in the Coatings segment that are used in the architectural coatings market are also affected by weather, particularly during the spring and summer outdoor painting seasons.

Environmental

A discussion of environmental related factors can be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 26: *Contingent Liabilities, Guarantees and Commitments* in the accompanying Notes to Consolidated Financial Statements.

Research and Development

We believe that one of the keys to our success is product innovation. We are committed to ongoing investment in research and development as a way to differentiate our existing products, while bringing new technologies and innovative, high-value products to market. We believe that our many intellectual properties are of substantial value in the manufacturing, marketing and application of our various products. As such, we allocate a significant amount of our operating budget to research and development. Historically, we have increased our annual spend from year to year. In 2006, total spending increased to $292 million from $268 million in 2005 and $259 million in 2004 to support current growth projects. In 2007, we expect to spend approximately $300 million. Over 60% of our research and development efforts are currently focused in the Electronic Materials and Coatings segments. On a consolidated basis, we are not dependent, to a material extent, upon any one trademark, patent or license; however, certain of our businesses may be so dependent.

A list of our technical and research centers throughout the world can be found in Item 2. Properties.

Where Can You Find More Information About Rohm and Haas Company?

Corporate Office
100 Independence Mall West
Philadelphia, Pennsylvania 19106-2399
Main Line 1 (215) 592-3000
Investors' Line 1 (800) ROH-0466
www.rohmhaas.com

Copies of our corporate governance policies, charters of the Board of Directors and the Board committees and our Code of Business Conduct and Ethics can be obtained free of charge by accessing the Governance section of our website or by writing to the address listed below:

Rohm and Haas Company
Public Relations Department
100 Independence Mall West
Philadelphia, PA USA 19106-2399

Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge, by accessing the Investors page on our website. Hard copies may be obtained free of charge, excluding exhibits, by writing to the address listed below:

Rohm and Haas Company
Public Relations Department
100 Independence Mall West
Philadelphia, PA USA 19106-2399

You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room that is located at 450 Fifth Street, NW, Washington, DC 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. You can also access our filings through the SEC's internet site: www.sec.gov.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Rohm and Haas Company has no unresolved staff comments.

ITEM 2. PROPERTIES

We have significant operations in approximately 100 manufacturing and 33 research facilities in 27 countries. The facilities and the segment to which they relate are detailed in the tables below:

Non-U.S.

Country	Location	Reportable Segment	Manufacturing Locations	Research and Technical Facilities
Argentina	*Zarate*	1,2,4	•	
Australia	Geelong	1,2,4	•	•
Bahamas	Inagua	5	•	
Brazil	Jacarei	1,2,4	•	•
Canada	Iles-De-La-Madeleine	5	•	
	Lindbergh	5	•	
	Ojibway	5	•	
	Pugwash	5	•	
	Regina	5	•	
	West Hill	1,2,4	•	
	Windsor	5	•	
China	Beijing	1,2	•	
	DongGuan	3	•	•
	Hong Kong	3	•	•
	Shanghai	1,2,4	•	•
Colombia	Barranquilla	1,2,3,4,6	•	
France	Chauny	4	•	
	Lauterbourg	1,2,4	•	
	Semoy	1,2	•	
	Valbonne	1,2,4		•
	Villers-Saint-Paul	1,4	•	
Germany	Arnsberg	1	•	•
	Bremen	2	•	
	Strullendorf	1	•	
India	Taloja	1,2	•	•
Indonesia	Cilegon	1,2,4	•	
Italy	Castronno	3,4	•	
	Mozzanica	1,2,4	•	
	Mozzate	2	•	
	Parona	2	•	
	Romano d'Ezzelino	1	•	•
Japan	Kyoto	3	•	
	Mie	3	•	
	Nagoya	1,4	•	
	Ohmiya	3		•
	Sasakami	3	•	•
	Soma	4	•	
Mexico	Apizaco	1,2,4,6	•	
	Toluca	2	•	
Netherlands	Delfzijl	4	•	
New Zealand	Auckland	1,2,4	•	
Philippines	Las Pinas	1,2,4	•	
Singapore	Singapore	1,2,3,4	•	•
South Africa	New Germany	1,2,4	•	
South Korea	Chonan	3	•	•
Spain	Castellón	1	•	•
	Tudela	1,2,4	•	
Sweden	Landskrona	1,2,4	•	
Switzerland	Littau/Lucerne	3	•	
	Buchs/Acima	4	•	•
Taiwan	Chunan	3	•	•
	Min-Hsiung	1,2,4	•	
	Taoyuan Hsien	3	•	•
Thailand	Maptaphut	1,2,4	•	
United Kingdom	Coventry	3	•	•
	Dewsbury	1,2,4	•	
	Grangemouth	4	•	
	Jarrow	4	•	

U.S.

State	Location	Reportable Segment	Manufacturing Locations	Research and Technical Facilities
Arizona	Glendale	5	•	
	Phoenix	3		•
California	Davis	4		•
	Hayward	1,2,4,6	•	
	La Mirada	1,2	•	
	Long Beach	5	•	
	Newark	5	•	
Delaware	Newark	3	•	•
Florida	Cape Canaveral	5	•	
Illinois	Kilbourn	4	•	
	Elston Dock	5	•	
	Elgin	2,5		•
	Elk Grove	2	•	
	Kankakee	1,2	•	
	Ringwood	1,2	•	
Indiana	Warsaw	1	•	
Kansas	Hutchinson	5	•	
Kentucky	Louisville	1,2,4,6	•	
Louisiana	Weeks Island	4,5	•	
Massachusetts	Marlborough	3	•	•
	North Andover	3,4	•	•
	Woburn	4	•	•
Michigan	Manistee	5	•	
New Jersey	Perth Amboy	5	•	
New York	Freeport	3	•	•
	Silver Springs	5	•	
North Carolina	Charlotte	1,2	•	•
Ohio	Cincinnati	4	•	•
	Fairport	5	•	
	Rittman	5	•	
	West Alexandria	2	•	•
Pennsylvania	Bristol	1,2,4,6	•	
	Philadelphia	4	•	
	Reading	1	•	•
	Spring House	1,2,4,6		•
Tennessee	Knoxville	1,2,4,6	•	
Texas	Bayport	4,6	•	
	Deer Park	4,6	•	•
	Lone Star	1,2	•	
	Grand Saline	5	•	
Utah	Grantsville	5	•	
Virginia	Blacksburg	3	•	•
Washington	Elma	4	•	

1 Coatings
2 Adhesives and Sealants
3 Electronic Materials
4 Performance Chemicals
5 Salt, including mines and evaporation facilities
6 Monomers

We consider our facilities to be well maintained and suitably equipped to meet the production requirements of each of our business segments.

Safety was a key focus, and the overall corporate safety record improved to a rate of 0.94 injuries for every 200,000 hours worked in 2006 from 0.95 injuries for every 200,000 hours worked in 2005 and 0.99 injuries for every 200,000 hours worked in 2004.

ITEM 3. LEGAL PROCEEDINGS

A discussion of legal proceedings is incorporated herein by reference to Item 7. Management's Discussion and Analysis and Note 26 to the Consolidated Financial Statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

> part II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange under the symbol "ROH." On February 21, 2007, there were 8,957 registered stockholders of our common stock. Below is a summary of the New York Stock Exchange Composite high and low closing prices of Rohm and Haas Company's stock as well as the cash dividend paid per share for each quarter of 2004, 2005 and 2006. On February 21, 2007, the last sales price of our common stock was $54.76.

Period	High	Low	Cash Dividend
2004			
1st quarter	$43.69	$37.21	$0.22
2nd quarter	41.75	35.90	0.25
3rd quarter	43.15	36.97	0.25
4th quarter	45.41	40.07	0.25
2005			
1st quarter	$50.00	$41.29	$0.25
2nd quarter	49.23	42.42	0.29
3rd quarter	47.75	39.47	0.29
4th quarter	49.70	39.78	0.29
2006			
1st quarter	$51.56	$49.96	$0.29
2nd quarter	52.60	45.24	0.33
3rd quarter	50.56	42.77	0.33
4th quarter	53.86	46.71	0.33

Stock Price

In dollars per share


58
54
50
46
42
38
34
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
04
05
06
O High
● Low

The following table provides information relating to our purchases of our common stock during the quarter ended December 31, 2006:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares That may yet be Purchased Under the Plans or Programs[1]
October 1, 2006 – October 31, 2006	–	–	–	$462,961,817
November 1, 2006 – November 30, 2006	–	–	–	$462,961,817
December 1, 2006 – December 31, 2006	–	–	–	$462,961,817
Total	–	–	–	$462,961,817

[1] In December 2004, our Board of Directors authorized the repurchase of up to $1 billion of our common stock through 2008, with the timing of the purchases depending on market conditions and other priorities for cash. As of December 31, 2006, we repurchased 11.7 million shares at a cost of $537 million.

Five-Year Cumulative Total Return

Percent return to shareholders


125
100
75
50
25
0
-25
02
03
04
05
06
O Rohm and Haas
● S&P 500 Index
O S&P 500 Chemicals Index
O S&P 500 Specialty Chemicals Index

This comparison above reflects the five-year cumulative total return of an investment made on December 31, 2001 in Rohm and Haas Common stock, the S&P 500 Composite Index, the S&P 500 Chemicals Index and the S&P 500 Specialty Chemicals Index and the reinvestment of dividends. Source: Bloomberg

ITEM 6. SELECTED FINANCIAL DATA

The following sets forth selected consolidated financial data for the years presented below as derived from our historical financial statements. Also see Consolidated Results of Operations for the Years Ended December 31, 2004 through December 31, 2006 in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information (see Item 7.).

Five-Year Summary of Selected Financial Data

In millions, except per share, stockholders and employees *For the years ended December 31,*	**2006** [1,5]	2005 [1,2]	2004 [1,2]	2003 [2,3]	2002 [2,4]
Statement of operating information					
Net sales	**$ 8,230**	$ 7,885	$ 7,186	$ 6,314	$ 5,618
Gross profit	**2,474**	2,366	2,091	1,879	1,754
Earnings from continuing operations before income taxes, minority interest and cumulative effect of accounting change	**1,042**	868	698	397	291
Earnings from continuing operations before cumulative effect of accounting change	**755**	616	484	275	197
Discontinued operations:(Loss) income from discontinued line of business, net of income tax	**(4)**	22	12	13	13
(Loss) gain on disposal of discontinued line of business, net of income tax	**(16)**	(1)	1	–	(7)
Cumulative effect of accounting change, net of income taxes	**–**	–	–	(8)	(773)
Net earnings (loss)	**$ 735**	$ 637	$ 497	$ 280	$ (570)
As a percent of net sales					
Gross profit	**30.1%**	30.0%	29.1%	29.8%	31.2%
Selling and administrative expense	**12.5%**	12.6%	13.4%	13.8%	14.9%
Research and development expense	**3.6%**	3.4%	3.6%	3.6%	4.4%
Earnings from continuing operations					
Basic	**$ 3.45**	$ 2.78	$ 2.17	$ 1.24	$ 0.89
Diluted	**3.41**	2.75	2.16	1.24	0.89
Cash dividends per common share	**1.28**	1.12	0.97	0.86	0.82
Common stock price					
High	**$ 53.86**	$ 50.00	$ 45.41	$ 43.05	$ 42.60
Low	**42.77**	39.47	35.90	26.26	30.19
Year-end close	**51.12**	48.42	44.23	42.71	32.48
Weighted average number of common shares outstanding – basic	**218.9**	221.9	222.9	221.5	220.9
Weighted average number of common shares outstanding – diluted	**221.2**	223.9	224.2	222.4	221.9
Balance sheet data [6]					
Land, buildings and equipment, gross	**$ 8,150**	$ 7,850	$ 7,940	$ 7,628	$ 7,187
Total assets	**9,553**	9,695	10,095	9,511	9,605
Current portion of long-term debt	**281**	11	11	10	48
Other short-term borrowings	**112**	110	66	98	132
Long-term debt	**1,688**	2,074	2,563	2,473	2,878
Total debt	**2,081**	2,195	2,640	2,581	3,058
Stockholders' equity [5]	**4,031**	3,917	3,697	3,357	3,119
Number of registered stockholders	**8,957**	8,406	8,726	9,106	9,140
Number of employees	**15,815**	15,924	16,067	16,661	17,005

[1] *The results of the years ended December 31, 2004, 2005 and 2006 reflect the consolidation of a joint venture as of January 1, 2004. This joint venture was previously accounted for as an equity method investment in our reported results.*

[2] *The results of the years ended December 31, 2002, 2003, 2004 and 2005 have been reclassified to reflect Automotive Coatings as a discontinued operation (see Note 2 to the Consolidated Financial Statements).*

[3] *In 2003, in accordance with SFAS No. 143 "Asset Retirement Obligations," we recorded a transition charge of $11 million ($8 million after-tax) as a cumulative effect of accounting change.*

[4] *As a result of our impairment testing in connection with the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets," a charge of $830 million ($773 million after-tax) was recorded as a cumulative effect of accounting change in 2002.*

[5] *As a result of the implementation of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," we recorded a $245 million charge to stockholders' equity (see Note 9 to the Consolidated Financial Statements).*

[6] *Reclassified to conform to current year presentation.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following commentary should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004.

We are a global specialty materials company that brings technology and innovation to the market to enhance the performance of end-use consumer products made by our customers. Our products are sold primarily for use in the building and construction, electronics, packaging and paper, industrial and other, transportation, household and personal care, water and food markets. Our Salt business has one of the most recognizable brand names in the world. We operate six reportable segments: Coatings, Monomers, Performance Chemicals, Electronic Materials, Salt and Adhesives and Sealants.

2006 – A Year in Review

2006 represents another excellent year of performance for the company, resulting in record sales and earnings. The results reflect the company's ability to operate in a dynamic world through superior execution of its business strategies. Significant items affecting the results of 2006 operations include:

- The continued growth in our core businesses of Electronic Materials and Coatings;
- The acceleration of growth in the emerging markets of China, India, Central and Eastern Europe, Turkey and Latin America;
- The investment in new facilities to expand our global research, technical service and manufacturing footprint;
- The balanced deployment of cash for investment in growth initiatives, double-digit dividend increase, stock repurchases and voluntary pension contributions; and,
- The implementation of a strategic plan that will accelerate profitable growth and provide greater shareholder value over the next several years.

In 2006, we reported sales of $8,230 million, a 4% increase over 2005, with reported earnings from continuing operations in 2006 of $755 million, or $3.41 per share, as compared to 2005 earnings from continuing operations of $616 million or $2.75 per share, reflecting the impact of higher demand, higher pricing, and tighter cost controls.

Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting estimate to be critical to the preparation of our financial statements when:

- The estimate is complex in nature or requires a high degree of judgment, and
- The use of different estimates and assumptions could have a material impact on the Consolidated Financial Statements.

Management has discussed the development and selection of our critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors. Those estimates critical to the preparation of our Consolidated Financial Statements are listed below.

Litigation and Environmental Reserves

We are involved in litigation in the ordinary course of business involving employee, personal injury, property damage and environmental matters. Additionally, we are involved in environmental remediation and spend significant amounts for both company-owned and third-party locations. In accordance with GAAP, we are required to assess these matters to: 1) determine if a liability is probable; and 2) record such a liability when the financial exposure can be reasonably estimated. The determination and estimation of these liabilities are critical to the preparation of our financial statements.

In reviewing such matters, we consider a broad range of information, including the claims, demands, settlement offers received from governmental authorities or private parties, estimates performed by independent third parties, identification of other responsible parties and an assessment of their ability to contribute as well as our prior experience, to determine if a liability is probable and if the value is estimable. If both of these conditions are met, we record a liability. If we believe that no best estimate exists, we accrue the minimum in a range of possible losses, and disclose any material, reasonably possible, additional losses. If we determine a liability to be only reasonably possible, we consider the same information to estimate the possible exposure and disclose any material potential liability.

Our most significant reserves are those that have been established for remediation and restoration costs associated with environmental issues. As of December 31, 2006, we have $141 million reserved for environmental-related costs. We conduct studies and site surveys to determine the extent of environmental contamination and necessary remediation. With the expertise of our environmental engineers and legal counsel, we determine our best estimates for remediation and restoration costs. These estimates are based on forecasts of future costs for remediation and change periodically as additional and better information becomes available. Changes to assumptions and considerations used to calculate remediation reserves could materially affect our results of operations or financial position. If we determine that the scope of remediation is broader than originally planned, discover new contamination, discover previously unknown sites or become subject to related personal injury or property damage claims, our estimates and assumptions could materially change.

We believe the current assumptions and other considerations used to estimate reserves for both our environmental and other legal liabilities are appropriate. These estimates are based in large part on information currently available and the current laws and regulations governing these matters. If additional information becomes available or there are changes to the laws or regulations or actual experience differs from the assumptions and considerations used in estimating our reserves, the resulting change could have a material impact on the results of our operations, financial position or cash flows.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns.

In the determination of our current year tax provision, we have accrued for deferred income taxes on income from foreign subsidiaries which have not been reinvested abroad permanently as upon remittance to the United States such earnings are taxable. For foreign subsidiaries where earnings are permanently reinvested outside the United States, no accrual of additional United States income taxes has been provided. In addition, we operate within multiple taxing jurisdictions and are subject to audit within these jurisdictions. We record accruals for the estimated outcomes of these audits. We adjust these accruals, if necessary, upon the completion of tax audits or changes in tax law. Since significant judgment is required to assess the future tax consequences of events that have been recognized in our financial statements or tax returns, the ultimate resolution of these events could result in adjustments to our financial statements and such adjustments could be material. Therefore, we consider such estimates to be critical to the preparation of our financial statements.

We believe that the current assumptions and other considerations used to estimate the current year accrued and deferred tax positions are appropriate. However, if the actual outcome of future tax consequences differs from our estimates and assumptions, the resulting change to the provision for income taxes could have a material impact on our results of operations, financial position or cash flows.

Restructuring

When appropriate, we record charges relating to efforts to strategically reposition our manufacturing footprint and support service functions. To the extent that exact amounts are not determinable, we have established reserves for such initiatives by calculating our best estimate of employee termination costs utilizing detailed restructuring plans approved by management. Reserve calculations are based upon various factors including an employee's length of service, contract provisions, salary level and health care benefit choices. We believe the estimates and assumptions used to calculate these restructuring provisions are appropriate, and although significant changes are not anticipated, actual costs could differ from the assumptions and considerations used in estimating reserves should changes be made in the nature or timing of our restructuring plans. The resulting change could have a material impact on our results of operations or financial position.

Long-Lived Assets

Our long-lived assets include land, buildings and equipment, long-term investments, goodwill, indefinite-lived intangible assets and other intangible assets. Long-lived assets, other than investments, goodwill and indefinite-lived intangible assets, are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value may not be recoverable. Such circumstances would include a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner in which the asset is being used or in its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. As a result, future decisions to change our manufacturing footprint or exit certain businesses could result in material impairment charges.

When such events or changes occur, we estimate the future undiscounted cash flows expected to result from the assets' use and, if applicable, the eventual disposition of the assets. The key variables that we must estimate include assumptions regarding sales volume, selling prices, raw material prices, labor and other employee benefit costs, capital additions and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. If such assets are considered impaired, they are written down to fair value as appropriate.

Goodwill and indefinite-lived intangible assets are reviewed annually or more frequently if changes in circumstances indicate the carrying value may not be recoverable. To test for recoverability, we typically utilize discounted estimated future cash flows to measure fair value for each reporting unit. This calculation is highly sensitive to both the estimated future cash flows of each reporting unit and the discount rate assumed in these calculations. These components are discussed below:

Estimated Future Cash Flows The key variables that we must estimate to determine future cash flows include assumptions for sales volume, selling prices, raw material prices, labor and other employee benefit costs, capital additions and other economic or market-related factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties since they are forecasting future events. For example, unanticipated changes in competition, customer sourcing requirements and product maturity would all have a significant impact on these estimates.

Discount Rate We employ a Weighted Average Cost of Capital ("WACC") approach to determine our discount rate for goodwill recoverability testing. Our WACC calculation includes factors such as the risk free rate of return, cost of debt and expected equity premiums. The factors in this calculation are largely external to our company, and therefore are beyond our control. The average WACC utilized in our annual test of goodwill recoverability as of May 31, 2006, was 10.14%, which was based upon average business enterprise value. A 1% increase in the WACC will result in an approximate 12% decrease in the computed fair value of our reporting units. A 1% decrease in the WACC will result in an approximate 16% increase in the computed fair value of our reporting units. The following table summarizes the major factors that influenced the rate:

	2006	2005
Risk free rate of return	**5.3%**	4.5%
Cost of debt	**7.0%**	5.9%
Market risk premium	**4.0%**	4.0%

The increase in risk free rate of return and cost of debt is due to the overall increase in U.S. long-term interest rates between the dates of our annual impairment testing as of May 31, 2005 and 2006.

We believe the current assumptions and other considerations used in the above estimates are reasonable and appropriate. A material adverse change in the estimated future cash flows for this business or increases in the WACC rate could result in the fair value falling below the book value of its net assets. This could result in a material impairment charge.

The fair values of our long-term investments are dependent on the financial performance and solvency of the entities in which we invest, as well as the volatility inherent in their external markets. In assessing potential impairment for these investments, we will consider these factors as well as the forecasted financial performance of these investment entities. If these forecasts are not met, we may have to record impairment charges.

Pension and Other Employee Benefits

Certain assumptions are used to measure the plan obligations of company-sponsored defined benefit pension plans, post-retirement benefits, post-employment benefits (e.g., medical, disability) and other employee liabilities. Plan obligations and annual expense calculations are based on a number of key assumptions. These assumptions include the weighted-average discount rate at which obligations can be effectively settled, the anticipated rate of future increases in compensation levels, the expected long-term rate of return on assets, increases or trends in health care costs, and certain employee-related factors, such as turnover, retirement age and mortality.

The discount rates for our defined benefit and postretirement benefit plans are determined by projecting the plans' expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a zero-coupon spot yield curve derived from a universe of high-quality bonds (rated Aa or better by Moody's Investor Services) as of the measurement date, and solving for the single equivalent discount rate that results in the same projected benefit obligation. Our calculation excludes bonds with explicit call schedules and bonds which are not frequently traded. We use independent actuaries to assist us in determining the discount rate assumption and measuring our plans' obligations.

The expected return on plan assets is based on our estimates of long-term returns on major asset categories, such as fixed income and equity securities, and our actual allocation of pension investments among these asset classes. In determining our long-term expected rate of return, we take into account long-term historical returns, historical performance of plan assets, the expected value of active investment management, and the expected interest rate environment. We use a third-party advisor to assist us in determining our investment strategy and forming our long-term rate of return assumptions.

We believe that the current assumptions used to estimate plan obligations and annual expense are appropriate in the current economic environment. However, if economic conditions change, we may be inclined to change some of our assumptions, and the resulting change could have a material impact on the consolidated statements of operations and on the balance sheets. At each measurement date, gains and losses from actual experience differing from our assumptions and from changes in our assumptions are calculated. If this net accumulated gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion of the net gain or loss is included in pension expense for the following year.

The weighted-average discount rate, the rate of compensation increase and the estimated return on plan assets used in our determination of plan obligations and pension expense are as follows:

Year ended December 31,	**2006**		2005	
	U.S.	**Non-U.S.**	U.S.	Non-U.S.
Weighted-average assumptions used to determine benefit obligation				
Discount rate	**5.90%**	**5.09%**	5.70%	4.85%
Rate of compensation increase	**4.00%**	**3.91%**	4.00%	3.91%

Years ended December 31,	**2006**		2005		2004	
	U.S.	**Non-U.S.**	U.S.	Non-U.S.	U.S.	Non-U.S.
Weighted-average assumptions used to determine net pension expense						
Discount rate	**5.70%**	**4.77%**	5.80%	5.49%	6.25%	5.73%
Estimated return on plan assets	**8.50%**	**6.97%**	8.50%	7.37%	8.50%	7.40%
Rate of compensation increase	**4.00%**	**3.88%**	4.00%	4.14%	4.00%	4.14%

The following illustrates the annual impact on pension expense of a 100 basis point increase or decrease from the assumptions used to determine the net cost for the year ending December 31, 2006.

In millions	Weighted-Average Discount Rate		Estimated Return on Plan Assets		Combined Increase/ (Decrease) Pension Expense	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
100 basis point increase	$(28)	$(10)	$(14)	$(6)	$(42)	$(16)
100 basis point decrease	30	10	14	6	44	16

The following illustrates the annual impact on postretirement benefit expense of a 100 basis point increase or decrease from the discount rate used to determine the net cost for the year ending December 31, 2006.

In millions	U.S.	Non-U.S.
Weighted-average discount rate		
100 basis point increase	$ 1	$(1)
100 basis point decrease	(1)	1

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provisions of SFAS No. 123R, *"Share-Based Payments."* Under the fair value recognition provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimation of the expected term of stock options, the expected volatility of our stock, expected dividends, and risk-free interest rates. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted.

Reportable Segments at December 31, 2006

We operate six reportable segments, as presented below. Additional information regarding the markets these segments serve can be found in Item 1. Business. Our sales and earnings by reportable operating segment and region are presented below.

Net Sales

In millions	Coatings	Monomers	Performance Chemicals	Electronic Materials	Salt	Adhesives and Sealants	Segment Eliminations	Total
North America								
2006	$1,568	$ 391	$ 698	$ 437	$829	$276	$ –	$4,199
2005[1]	1,464	424	673	371	925	277	–	4,134
2004[1]	1,278	352	620	351	829	258	–	3,688
Europe								
2006	$ 647	$ 230	$ 638	$ 226	$ –	$289	$ –	$2,030
2005[1]	644	221	619	206	–	298	–	1,988
2004[1]	631	163	582	220	–	297	–	1,893
Asia-Pacific								
2006	$ 312	$ 7	$ 328	$ 901	$ –	$111	$ –	$1,659
2005[1]	291	4	304	755	–	101	–	1,455
2004[1]	261	2	308	679	–	89	–	1,339
Latin America								
2006	$ 156	$ 25	$ 114	$ –	$ –	$ 47	$ –	$ 342
2005[1]	135	28	94	–	–	51	–	308
2004[1]	111	26	80	–	–	49	–	266
Segment eliminations								
2006	$ –	$1,273	$ –	$ –	$ –	$ –	$(1,273)	$ –
2005[1]	–	1,171	–	–	–	–	(1,171)	–
2004[1]	–	840	–	–	–	–	(840)	–
Total								
2006	$2,683	$1,926	$1,778	$1,564	$829	$723	$(1,273)	$8,230
2005[1]	2,534	1,848	1,690	1,332	925	727	(1,171)	7,885
2004[1]	2,281	1,383	1,590	1,250	829	693	(840)	7,186

[1] *The results for the years ended December 31, 2005 and 2004 have been reclassified to reflect Automotive Coatings as a discontinued operation (see Note 2 to the Consolidated Financial Statements).*

In millions	**2006**	2005[1]	2004[1]
Net earnings from continuing operations			
Coatings	**$ 230**	$ 216	$ 208
Monomers	**201**	197	95
Performance Chemicals	**163**	167	151
Electronic Materials	**235**	143	127
Salt	**38**	55	49
Adhesives and Sealants	**55**	19	37
Corporate	**(167)**	(181)	(183)
Total	**$ 755**	$ 616	$ 484

[1] *The results for the years ended December 31, 2005 and 2004 have been reclassified to reflect Automotive Coatings as a discontinued operation (see Note 2 to the Consolidated Financial Statements).*

On October 9, 2006, we announced plans to reorganize our business beginning in January 2007 which will result in six different reportable segments. Our *Electronic Materials* and *Salt* reportable segments remain unchanged. The new reportable segments will now include *Primary Materials, Paint and Coatings Materials, Packaging and Building Materials* and *Performance Materials. Primary Materials* will now include our existing Monomers reportable segment and the polyacrylic acid business of Consumer and Industrial Specialties. *Paint and Coatings Materials* will now include the architectural and industrial coatings business of our current Coatings reportable segment, as well as other coatings-related polymer lines from other parts of the Rohm and Haas portfolio. *Packaging and Building Materials* will now include the existing Adhesives and Sealants reportable segment, the Plastics Additives business, as well as the graphic arts, paper, leather, textile and non-woven products of today's Architectural and Functional Coatings business. *Performance Materials* will now include the ion exchange and sodium borohydride technologies of the Process Chemicals business, the biocides and personal care related segments of the Consumer and Industrial Specialties business, the AgroFresh™ business, the Powder Coatings business of our current Coatings reportable segment, and other niche technologies.

Consolidated Results of Operations for the Years Ended December 31, 2004 through December 31, 2006

Net Sales and Gross Profits

In 2006, our consolidated net sales were $8,230 million, an increase of 4% or $345 million over 2005 net sales of $7,885 million. This increase was primarily driven by higher demand and selling prices across most of our businesses, partially offset by currency. The key driver for the growth in sales was the strength of our Electronics Materials business with a full-year sales increase of 17%. In addition, other parts of our portfolio also had strong full year sales results, with Coatings up 6%, Performance Chemicals up 5%, and Monomers up 4%. On a full-year basis, Salt was down 10%, reflecting the effects of the lower ice-control sales in the first and fourth quarters of 2006 as compared to 2005. In 2005, our consolidated net sales were $7,885 million, an increase of 10% or $699 million over 2004 net sales of $7,186 million. This increase was primarily driven by higher selling prices with the impact of favorable foreign currencies offset by slightly lower demand.

In percent	2006 from 2005	2005 from 2004
Sales change		
Selling price	2	9
Currency	(1)	1
Demand/volume	3	(1)
Other	–	1
Total change	4%	10%

Gross profit for 2006 was $2,474 million, an increase of 5% from $2,366 million in 2005, on higher sales. Gross profit margin in 2006 of 30.1% remained relatively constant with 2005 as selling price increases virtually offset the impact of higher raw material and energy costs.

Gross profit for 2005 was $2,366 million, an increase of 13% from $2,091 million in 2004, on higher sales. Gross profit margin increased in 2005 to 30.0% from 29.1% in 2004 due to higher selling prices necessary to offset higher raw material, operating and energy costs. Favorable currencies and product mix also helped margins.

In 2007, we anticipate raw material and natural gas prices to remain flat in comparison to the high and volatile levels seen in 2006. To mitigate the impact of high and volatile raw material and energy costs, we have increased selling prices, and we are exercising control over discretionary spending, and utilizing swap, option and collar contracts. For further information regarding the impact of raw materials on our businesses, please see "Raw Materials" on page 35.

Selling and Administrative Expense

In 2006, selling and administrative expenses increased $31 million or 3% to $1,026 million from $995 million in 2005. The increase largely reflects increased spending to support marketing and growth initiatives as well as the establishment of a European Headquarters structure in Lausanne, Switzerland, which will be opening in mid-2007. In addition, effective September 29, 2006, our vacation policy changed for certain U.S. employees. This change resulted in a $16 million decrease of which $7 million, $6 million, and $3 million related to selling and administrative expenses, costs of goods sold, and research and development expenses, respectively for the year ended December 31, 2006.

In 2005, selling and administrative expenses increased $29 million or 3% to $995 million from $966 million in 2004 primarily due to higher employee-related costs, including a $21 million pre-tax adjustment to stock-based compensation for retirement eligible employees where our plans provide for immediate vesting upon retirement, increased pension expense, normal salary increases and incentive compensation, and increasing health care costs. These increases were partially offset by the favorable impact of recent cost savings initiatives as well as a reduction in costs related to the 2004 implementation of the Sarbanes-Oxley Act of 2002 of approximately $5 million.

We believe that our cost savings initiatives will continue to reduce certain administrative costs as we improve efficiencies. However, we anticipate overall higher employee-related costs in 2007 as a result of normal salary increases; the increasing rate of health care costs; and increased share-based compensation expense for restricted stock grants, primarily as a result of the increased amortization due to our adoption of SFAS No. 123 in 2003 and the start of restricted stock grants to middle management in 2003. These increases will only partially be offset by lower pension costs, resulting from higher returns on plan assets, higher discount rates, and our 2005 and 2006 contributions.

Research and Development Expense

We spent $292 million on research and development in 2006, representing a 9% increase from $268 million in 2005. In 2005, we spent $268 million in research and development, a 4% increase from $259 million in 2004. The increases reflect higher employee-related costs as well as new growth initiatives in the Electronic Materials, Performance Chemicals and Coatings businesses.

Interest Expense

Interest expense for 2006 was $94 million, representing a 20% decrease from $117 million in 2005 and a 29% decrease from $133 million in 2004. The primary reason for the decrease was due to lower levels of debt and a lower overall effective interest rate. During 2006, we retired the remaining $100 million of our 7.40% notes due in 2009 and 8.25 billion of Japanese Yen denominated variable rate notes (approximately $70 million at September 30, 2006). During 2005, we retired $400 million in U.S. notes and exchanged 240 million Euro (approximately $284 million at December 31, 2005) in Euro-denominated notes for a more favorable effective interest rate and an extended term.

Amortization of Finite-lived Intangible Assets

Amortization of intangible assets for 2006 was $56 million, virtually unchanged from the $55 million in 2005. In 2005, we recorded amortization for intangible assets of $55 million, a decrease of 5% from $58 million in 2004. The decrease is due to a lower asset base as compared to prior years, resulting primarily from the 2005 impairments of certain finite-lived intangible assets.

Share of Affiliate Earnings, net

In 2006, we recorded affiliate net earnings of $10 million, an 11% increase from $9 million in 2005. The increase was due to increased earnings from an equity affiliate in our Electronic Materials Segment.

In 2005, we recorded affiliate net earnings of $9 million, a 50% increase from $6 million in 2004. The increase was primarily due to increased earnings from an equity affiliate in our Electronic Materials segment offset by decreased earnings from affiliates in the Adhesives and Sealants segment.

Restructuring and Asset Impairments

Severance and Employee Benefit For the year ended December 31, 2006, we recorded approximately $26 million of expense for severance and associated employee benefits associated with the elimination of 329 positions, primarily in our Coatings and Salt segments, concentrated in North America, and several North American support services functions. Our management approved restructuring initiatives to implement organizational alignments to support our Vision 2010 strategy and to further improve the efficiency of our manufacturing network. The organizational alignments include a more streamlined business structure, and deployment of resources to higher growth markets. The restructuring charge also includes ongoing efficiency initiatives in North American Chemical and Salt businesses. The staffing reductions relate to several of our manufacturing operations and are a direct result of changes in the execution of existing processes and productivity improvements, while support services staffing reductions are made possible as we continue to capitalize on the enhancements achieved through the implementation of our Enterprise Resource Planning system. This charge was offset by $1 million of favorable adjustments to adequately reflect changes in estimates of remaining obligations related to severance payments within our global Graphic Arts business initiative announced in the first quarter of 2006. Offsetting the net 2006 charge were favorable adjustments of $2 million related to severance and employee benefits due to fewer employee separations than originally anticipated offset by $2 million for lease contract obligations related to our 2005 initiatives. The 2006 restructuring initiatives are expected to yield pre-tax savings of $33 million.

For the year ended December 31, 2005, our management approved restructuring initiatives to further improve the efficiency of our manufacturing network and support organization across several of our business segments. The 2005 restructuring initiatives involve the closing or partial shutdown of manufacturing facilities in North America, the United Kingdom and Germany, in addition to a North American research and development facility. Included in the net $19 million restructuring expense for 2005 are provisions for severance and employee benefits of $36 million for 590 employees company-wide, impacting virtually all areas including sales and marketing, manufacturing, administrative support and research personnel. Included in the 2005 restructuring charge were provisions for contract and lease terminations totaling $1 million. Offsetting the 2005 charge were favorable adjustments of $17 million to reduce prior years' restructuring reserves, primarily related to severance and employee benefits due to fewer employee separations than originally anticipated as some employees were re-deployed and others filled positions left vacant through natural attrition. The 2006 cost savings initiatives are expected to yield pre-tax savings of approximately $35 million annually.

For the year ended December 31, 2004, our management approved restructuring initiatives related to the reorganization of our Plastics Additives and Architectural and Functional Coatings businesses and Adhesives and Sealants and Electronic Materials segments in North America and Europe, which resulted in $33 million of new restructuring charges and affected 500 positions in total. Offsetting the 2004 charge were favorable adjustments of $15 million to reduce prior year restructuring reserves. Included in the 2004 restructuring charge were provisions for contract and lease terminations totaling $1 million. The 2004 restructuring initiatives are expected to result in annual savings of approximately $71 million.

Asset Impairments For the year ended December 31, 2006, we recognized approximately $3 million of fixed asset impairment charges associated with the restructuring of our global Graphic Arts business within our Coatings segment. This charge was offset by $1 million for sales of previously impaired assets.

For the year ended December 31, 2005, $81 million of asset impairment charges were recognized for the impairment of certain finite-lived intangible and fixed assets across several of our chemical businesses and our Electronic Materials segment. Gains on sales of previously impaired assets offset the total asset impairment charge by $2 million. Of the total impairment charge, $50 million pertained to the impairment of fixed assets, while $31 million was an impairment charge recorded for certain finite-lived intangible assets to adjust their carrying value to their fair value.

For the year ended December 31, 2004, we recorded asset impairment charges of $2 million, which were primarily related to an administrative functions initiative.

Other Income, net

In 2006, net other income increased to $53 million from $43 million in 2005. The increase is primarily attributable to an increase in interest income of $10 million partially offset by an increase in currency losses of $8 million.

In 2005, net other income increased to $43 million from $35 million in 2004. The increase is primarily attributable to an increase of $11 million from lower currency losses, and $8 million of higher interest income. These increases were offset by a $7 million reduction in gains on disposal of real estate.

Year over year increase in interest income is due to higher short-term interest rates and increased average investments in money market funds.

Income Taxes

We recorded a provision for income tax expense of $274 million for the year ended December 31, 2006 reflecting an effective tax rate from continuing operations before minority interest of 26.3% compared to the 27.9% effective rate for earnings in 2005. In 2004, our effective tax rate was 29.1%.

Benefits of the favorable resolution of tax contingencies, refund claims and tax law changes reduced 2006 tax expense by $17 million. During the second quarter of 2005, we recorded net tax reserve and valuation allowance reversals of $28 million resulting from the favorable resolution of prior period tax contingencies due to the completion of prior years' tax audits. In addition, we recorded changes in valuation allowances and increases in tax reserves for other contingencies. The decreases in the effective tax rates year over year were primarily due to the impact of the changes described above as well as lower taxes on foreign earnings resulting from the increase in foreign tax credits and the permanent reinvestment of certain entities outside the U.S. of foreign earnings, for which no U.S. tax has been provided.

Results of Operations for the Years Ended December 31, 2004 through December 31, 2006 by Business Segment

Coatings

In 2006, net sales from our Coatings segment were $2,683 million, an increase of 6%, or $149 million, from net sales of $2,534 million in 2005. The sales increase was driven by higher selling prices and broad-based growth, with continued penetration of emerging markets. Sales from *Architectural and Functional Coatings,* which account for the majority of total Coatings sales, increased 6% over the prior year, reflecting higher selling prices and demand growth in all regions, led by growth in the emerging markets of China, India, Turkey, Eastern Europe, Southeast Asia and Latin America. Growth was strongest in the decorative coatings markets where we see strong acceptance of our differentiated low-VOC emulsion products for paint applications. Sales for *Powder Coatings* were up 3% from 2005, reflecting selling price increases and improved mix partially offset by lower demand, especially in Europe.

Earnings from continuing operations were $230 million in 2006 versus prior year earnings of $216 million. 2006 earnings include $9 million, after-tax, in restructuring and asset impairment charges, compared to $12 million, after-tax, in restructuring and asset impairment charges in the prior year period. The 2005 charges related primarily to the *Powder Coatings* business. Higher selling prices and favorable currencies in 2006 more than offset increases in raw material and operating costs, along with increases in selling and research costs to drive growth initiatives.

In 2005, net sales from our Coatings segment were $2,534 million, an increase of 11%, or $253 million, from net sales of $2,281 million in 2004. The sales improvement was primarily driven by higher selling prices, with the favorable impact of currencies offset by lower demand. Sales from *Architectural and Functional Coatings,* which account for approximately 88% of total Coatings sales, increased 14% over the prior year, driven primarily by higher selling prices, a more favorable product mix, and favorable currencies, on flat demand. Strength in the North American decorative coatings market was offset by weakness in the European markets along with share losses globally in paper and graphic arts. *Powder Coatings* sales decreased 6%, primarily due to lower demand in Europe, the result of softness in the marketplace and share loss. Demand for *Powder Coatings* in North America was down from the prior period reflecting the ongoing move of downstream customers to the Asia Pacific region. This lower demand was only partially offset by improved pricing, the favorable impact of currency, and modest growth in Asia.

Earnings from continuing operations were $216 million in 2005 versus prior year earnings of $208 million. 2005 results include $12 million, after-tax, in restructuring and asset impairment charges, primarily in the *Powder Coatings* business, compared to $1 million, after-tax, in restructuring charges in the prior year period. Higher selling prices, a more favorable product mix, and the favorable impact of currencies were substantially offset by higher raw material, manufacturing and energy costs, higher selling, administrative and research costs, and lower demand, as well as restructuring charges in the *Powder Coatings* business.

The results of the *Automotive Coatings* business, which were previously reported in the Coatings segment, are now shown as a discontinued operation. More information is provided in Note 2: *Acquisitions and Dispositions of Assets.*

Monomers

In 2006, net sales for Monomers were $1,926 million, an increase of $78 million, or 4%, from prior year net sales of $1,848 million. Net sales for Monomers include sales to our internal downstream monomer-consuming businesses, primarily *Architectural and Functional Coatings, Adhesives and Sealants,* and *Performance Chemicals,* along with sales to third party customers. Sales to external customers decreased 4% to $653 million in 2006 from $677 million in the prior period, primarily due to lower volumes and lower selling prices. Sales to downstream Rohm and Haas specialty businesses were 9% higher due primarily to higher selling prices and slightly higher volumes.

In millions *Year ended December 31,*	**2006**	2005	2004
Total sales	**$ 1,926**	$ 1,848	$1,383
Elimination of inter-segment sales	**(1,273)**	(1,171)	(840)
Third party sales	**$ 653**	$ 677	$ 543

Earnings from continuing operations of $201 million in 2006 increased from $197 million in 2005. The benefits of slightly higher volumes and improved plant operations more than offset the negative impact of lower selling prices to third party customers. 2005 results included $27 million, after-tax, for expenses associated with unplanned plant outages at our Deer Park facility. Approximately 66% of 2006 Monomers earnings were generated on sales to our downstream businesses, as compared to 63% in 2005.

In 2005, net sales for Monomers were $1,848 million, an increase of $465 million, or 34%, from prior year net sales of $1,383 million. Sales to external customers increased 25% to $677 million in 2005 from $543 million in the prior period. The increase in sales can be attributed primarily to increased pricing implemented to offset the dramatic increase in raw material and energy costs, as well as the favorable impact of currencies.

Earnings from continuing operations of $197 million in 2005 increased from $95 million in 2004. Increased selling prices more than offset higher raw material, energy and plant operating costs, including $27 million, after-tax, for costs related to unexpected outages at our Deer Park, TX facility in the second and third quarters of 2005. These outages included the precautionary safety shutdown in anticipation of Hurricane Rita.

We anticipate that global monomer supply will increase again during 2007 as a result of new production facilities that have come on line. We expect the supply dynamics to continue to create downward pressure on Monomers pricing and margins in the upcoming year.

Performance Chemicals

In 2006, net sales from Performance Chemicals of $1,778 million were up 5%, or $88 million, from prior year sales of $1,690 million, primarily due to increased demand and higher selling prices, partially offset by unfavorable currencies. Sales in *Plastics Additives* increased 5% from the prior period, driven by higher pricing in all regions and stronger demand in emerging markets, partially offset by the unfavorable effect of currencies. Demand was strong in the emerging markets of central and eastern Europe and Asia-Pacific, but was weaker in North America, reflecting the slowdown in housing and construction. Net sales in *Consumer and Industrial Specialties* increased 2%, due to stronger demand and modestly higher selling prices, partially offset by the unfavorable impact of currencies. The strength in demand reflects improved sales in specialty products and biocides. Sales in *Process Chemicals* increased 5%, reflecting stronger demand across all businesses and regions, as well as higher selling prices, partially offset by unfavorable currencies.

Earnings from continuing operations of $163 million in 2006 were down from $167 million in 2005. 2006 earnings include $1 million, after-tax, in restructuring charges while the comparable charges in 2005 were $2 million, after-tax. Higher selling prices and favorable operating costs were more than offset by higher raw material costs, along with increased selling, administrative and research spending to support growth initiatives.

In 2005, net sales from Performance Chemicals of $1,690 million were up 6%, or $100 million, from prior year sales of $1,590 million, primarily due to increased selling prices and the favorable impact of currencies, partially offset by lower demand. Sales in *Plastics Additives* increased 8% from the prior period, driven by higher pricing in all regions and the favorable effect of currencies, partially offset by lower demand. Demand was down due to sluggish overall market conditions in Europe, the flat to declining polyvinyl chloride industry both in North America and Europe, as well as some share loss in lower margin products in Eastern Europe and Asia as the business adjusted its portfolio of offerings. Net sales in *Consumer and Industrial Specialties* increased 6%, reflecting higher selling prices and the favorable impact of currencies on lower demand. The lower demand is largely the result of portfolio adjustments affecting certain product lines, along with some share loss due to price increases. Sales in *Process Chemicals* increased 3%, due to higher selling prices and a modest increase in overall demand. Continued strong demand for ion exchange resins in the industrial and water markets and increased demand for sodium borohydride in synthesis applications contributed to the volume growth.

Earnings from continuing operations of $167 million in 2005 were up from $151 million in 2004. Higher selling prices and the favorable impact of currencies were partially offset by higher raw material, energy and operating costs, along with increased selling, administrative and research spending.

Electronic Materials

Net sales in 2006 for the Electronic Materials business reached $1,564 million, up 17%, or $232 million, versus net sales of $1,332 million in 2005. Demand was strong across all businesses, especially in Asia-Pacific and North America. Sales in advanced technology product lines were up 24% versus the prior year. Sales for *Semiconductor Technologies* grew 19% in 2006, reflecting continued strength in sales of CMP pads and slurries in all regions along with strong sales of our advanced photoresists and related products both in Asia-Pacific and North America. The *Circuit Board Technologies* business grew 8% overall in 2006, mainly driven by strength in the Asia-Pacific region. *Packaging and Finishing Technologies* sales growth of 22% was driven by both Asia-Pacific and North America, with precious metal pass-through sales up significantly due to higher raw material prices. Process sales grew 4% year over year.

Full year earnings of $235 million were up significantly from the $143 million earned in 2005, reflecting increased sales of advanced technology products and continued discipline in cost management. 2006 earnings include a $1 million, after-tax, gain from the reversal of restructuring reserves; 2005 earnings included $20 million, after-tax, for restructuring charges.

In 2005, net sales from Electronic Materials of $1,332 million increased 7%, or $82 million, compared to prior year sales of $1,250 million. The increase reflects improved demand in the semiconductor and related industries, especially in the third and fourth quarters, partially offset by normal price declines in our older product lines. Sales of advanced technology products, such as deep ultra-violet photoresists, anti-reflective coatings and chemical mechanical planarization pads and slurries, increased 12% from the prior year. Sales in *Circuit Board Technologies* were flat versus the prior period, as continued growth in Asia-Pacific was offset by weaker market conditions in North America and Europe. Sales from *Semiconductor Technologies* were up 6% compared to 2004 driven by strong demand in Asia-Pacific, partially offset by modest softness in North America and Europe. Sales of CMP pads and slurries have been especially strong in this segment, with the highest growth in Asia-Pacific. Sales from *Packaging and Finishing Technologies* increased 16% from 2004 on growth in all regions, with precious metal pass-through sales up significantly versus 2004. Process sales grew 2% year over year.

Earnings of $143 million in 2005 increased by 13% compared to $127 million in 2004, primarily due to increased demand for advanced technology products and continued discipline in cost management throughout the business. 2005 earnings include restructuring and asset impairment charges of $20 million, after-tax, compared to $2 million in restructuring charges in 2004, primarily related to the closure of a North American research and development facility in order to be closer to its customer base.

Salt

For the year 2006, net sales from Salt were $829 million, a decrease of 10% versus prior period net sales of $925 million. The decrease reflects a significant drop in ice control volumes in both the first and fourth quarters of 2006 as a result of mild weather conditions, which significantly lowered demand for highway de-icing salt. Higher selling prices, favorable mix, and a favorable currency impact only partially offset the decline in ice control volume.

Earnings for 2006 of $38 million, which include $4 million, after-tax, in restructuring charges, have decreased by $17 million compared to earnings of $55 million in 2005. Earnings were largely impacted by the unseasonably mild weather and the resulting reduction in ice control volumes. Increases in distribution, production and material costs during 2006 were partially offset by the impact of improved selling prices and favorable mix.

In 2005, net sales for Salt were $925 million, an increase of 12%, or $96 million, over prior year net sales of $829 million. The increase was driven primarily by higher demand in ice control markets due to favorable winter weather in the first and fourth quarters, along with increased selling prices and the positive impact of currency.

Earnings from continuing operations in 2005 were $55 million, an increase of $6 million compared to the $49 million earned in 2004. The favorable impact of ice control volume gains and improved pricing more than offset higher production, distribution and energy costs, as well as the $1 million, after-tax, negative impact of Hurricane Rita.

Adhesives and Sealants

In 2006, net sales for Adhesives and Sealants were $723 million, a decrease of 1%, or $4 million, from net sales of $727 million in 2005. The decrease reflects the impacts of lower demand and slightly unfavorable currencies partially offset by higher pricing. The overall lower demand reflects prior portfolio adjustments and slowing market growth in North America as the year progressed, along with lower demand for some acrylic products that benefited from a tight monomer supply environment in the prior year.

Earnings of $55 million, which include $1 million, after-tax, in restructuring charges, were up $36 million versus earnings of $19 million in 2005. The 2005 results included a charge of $35 million, after-tax, related to the impairment of the synthetic leather business and reserves for a plant closure in Europe. Excluding the impairment charges for both periods, earnings increased by $2 million, reflecting the impact of a one-time legal settlement, higher selling prices and lower selling and administrative costs, partially offset by higher raw material and operating costs along with lower demand.

In 2005, net sales for Adhesives and Sealants were $727 million, an increase of 5%, or $34 million, from net sales of $693 million in 2004. The increase reflects the impacts of higher pricing and favorable currencies, partially offset by lower demand. The overall lower demand was largely the result of planned portfolio adjustments as we shed low margin business earlier in 2005, along with the impact of our current pricing strategy.

Earnings of $19 million in 2005 decreased by $18 million versus the $37 million earned in 2004. The earnings decline is largely the result of $19 million, after-tax, in non-cash asset impairment charges recorded in the second and third quarters of 2005 as well as $16 million, after-tax, in charges in the fourth quarter related to realignment of manufacturing operations in Europe. These charges tempered the business' ongoing improvements in operating performance resulting from pricing to recover raw material and energy cost increases, effective portfolio adjustments, as well as a more efficient cost structure.

Corporate

For the year ended December 31, 2006, corporate after-tax expenses were $167 million, down from $181 million in 2005. The change was primarily driven by lower interest expense, the absence of prior year charges for a loss on the early extinguishment of debt, an adjustment for share-based compensation, lower environmental remediation charges, and higher interest income, partially offset by higher restructuring and shared service expenses, and the absence of favorable tax reserve and valuation allowance adjustments recognized in 2005.

For the year ended December 31, 2005, corporate after-tax expenses were $181 million, consistent with $183 million in 2004. The change was primarily driven by an adjustment to tax reserves and tax valuation allowances in conjunction with tax audit settlements, reduced restructuring and shared service expenses, higher interest income, and lower interest expense, all of which more than offset the costs associated with the early extinguishment of debt, an adjustment to share-based compensation, higher environmental remediation charges, the absence of gains on the sale of the remaining interest in our European salt business, and lower insurance recoveries.

Liquidity and Capital Resources

Overview

One of our key financial policies is to maintain a strong balance sheet with debt levels well-covered by our cash flows. As of December 31, 2006, our company's debt ratio (total debt in proportion to total debt plus stockholders' equity) was 34%, down from 36% as of December 31, 2005, and 2006 cash provided by operating activities exceeded 40% of our year-end debt (cash from operating activities in proportion to total debt). Over the next several years, we expect to pursue growth strategies and provide cash returns to our stockholders without unduly stressing these ratios. We intend to employ a balanced approach to cash deployment that will enhance stockholder value through:

- Reinvesting in core businesses to drive profitable growth through our capital expenditure program;
- Investing in new platforms that address the growing needs in health, water, energy, and other areas in the developed and developing worlds;
- Supplementing our organic growth with highly selective bolt-on acquisitions which bring a growth platform technology or geographic supplement to our core businesses;
- Continuing to pay higher cash dividends to our stockholders (Dividend payouts have increased at an average 10.5% compound annual growth rate since 1978); and
- Repurchasing shares to improve overall returns to our stockholders.

In the year ended December 31, 2006, our primary source of cash was from operating activities. Our principal uses of cash were reduction of debt, capital expenditures, dividends and stock repurchases. These are summarized in the table below:

In millions *Year ended December 31,*	**2006**	2005
Cash provided by operating activities	**$ 840**	$ 947
Net long-term debt reduction	**(159)**	(341)
Capital expenditures	**(404)**	(333)
Dividends	**(283)**	(250)
Stock repurchases	**(264)**	(273)
Stock option exercise proceeds	**74**	82

Our cash flow statement includes the combined results of our continued and discontinued operation for all periods presented.

Cash Provided by Operating Activities

For the year ended December 31, 2006, cash provided by operating activities of $840 million was lower than the $947 million provided for the year ended December 31, 2005. Increased net earnings were offset by an increase in year-end inventory balances and federal and foreign income tax payments. The three key drivers to the inventory increase were a decrease in sales of salt driven by lower demand for ice control salt due to the unseasonably warm weather, an increase in purchases of chemicals by our monomer and polymer businesses to take advantage of favorable propylene prices, coupled with a pronounced slow down in sales in the last 10 days of December across many of our businesses. The increase in federal and foreign income tax payments was due to the increase in pre-tax income from continuing operations, tax payments related to the disposal of the *Automotive Coatings* business and a reduction in deferred tax expense.

Approximately 56% of 2006 cash provided by operating activities was generated during the second half of the year. This is typical of our seasonality with cash from operating activities concentrated in the third and fourth quarters due to working capital patterns in some of our core businesses, such as Coatings and Salt, as well as the timing of certain annual payments such as employee bonuses, interest on debt and property taxes, which have been concentrated in the first half of the year. Maintaining strong operating cash flow through earnings and working capital management continues to be an important objective.

Pension Plan and Postretirement Benefit Plan Funding and Liability

Our U.S. ERISA-qualified pension plans represent approximately 73% of our pension plan assets. During 2006, we increased the funding of our U.S. pension and other postretirement employee benefit plans on a tax-deductible basis by voluntarily contributing $149 million to our U.S. pension trust in November 2006. Of this total, $137 million was designated to fund pension benefits and the remaining $12 million to fund retiree health care. We also increased funding of our smaller international pension trusts. Total funding for international plans was approximately $57 million in 2006, over half of which was used to fund shortfalls in our Canadian pension trust. In 2006, we contributed a total of approximately $257 million to our qualified and non-qualified pension plans as well as our postretirement healthcare plans.

We are not required and therefore do not expect to make contributions to our U.S. pension trust during 2007. We do expect to contribute $79 million to fund both non-U.S. pension and other postretirement plans. Funding requirements for subsequent years are uncertain and will significantly depend on changes in assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plans, and any legislative or regulatory changes affecting plan funding requirements. The company may increase, accelerate, decrease or delay contributions to the plans to the extent permitted by law.

The overall funded status of the pension plans improved significantly during 2006 as the U.S. plans moved from an unfunded status of $163 to a surplus of $104 million. The improvement in our U.S. funded level is due to the positive impact of a higher discount rate on projected benefit obligation, coupled with growth in asset base due to higher investment returns and the $137 million contribution made in November 2006.

The unfunded status of the non-U.S. plans decreased from $154 million to $78 million. This improvement in our non U.S. funded level was primarily attributable to the impact of a higher discount rate on the plans' projected benefit obligation and higher plan asset values due to increased employer contributions.

Qualified pension expense remained consistent at $85 million for 2005 and 2006, despite the favorable effect of growth in asset levels, as the higher amortization of plan losses attributable to unrecognized losses in 2005 offset these asset driven gains. The unrecognized gain for 2006 will reduce the unrecognized loss being amortized over the average expected future working lifetime of active participants. As of December 31, 2006, the average expected future working lifetime of active plan participants varies by plan and ranges from 6 to 22 years. Actual results for 2007 will depend on the 2007 actuarial valuation of the plan.

Capital Expenditures

We manage our capital expenditures to take advantage of growth and productivity improvement opportunities as well as to fund ongoing environmental protection and plant infrastructure requirements. We have a well defined review procedure for the authorization of capital projects. Capital expenditures in 2006 were higher than prior year expenditures due to several large projects, including projects in the emerging markets, primarily China and Taiwan. Significant capital additions include:

2006

- Completion of the new research and development center in Shanghai, China;
- Opening of the new CMP Research and Manufacturing Center in Taiwan;
- A project in our Louisville, Kentucky Plant to meet new environmental requirements;
- Expansions in our Qingpu, China and Weeks Island, Louisiana Plants to increase capacity;
- Construction of new manufacturing facilities in Queratero, Mexico and Chennai, India. Both facilities will be completed in 2007.

2005

- Construction of a new research and development center in Shanghai, China which was completed in 2006;
- Capacity initiatives within the North American emulsion manufacturing locations;
- Process control systems at our Knoxville, Tennessee facility; and
- Volatile organic compound reduction and quality/capacity improvements at our Chauny, France facility.

2004

- Process control systems at our Knoxville, Tennessee and Lauterbourg, France plants;
- Security systems in many of our North American Region plants;
- Powder Coatings facility in China; and
- Purchase of bulk shipping terminal assets at our Bristol, Pennsylvania and LaMirada, California sites.

Expenditures for the past three years, categorized by primary purpose of project, are presented below:

In millions	2006	2005	2004
Cost savings and infrastructure	**$263**	$248	$211
Capacity additions and new products	**65**	61	59
ERP infrastructure	**–**	–	26
Research facilities and equipment	**65**	15	16
Capitalized interest cost	**11**	9	10
Total	**$404**	$333	$322

Spending for environmental protection equipment included in several of the categories in the table shown above, was $63 million in 2006, $42 million in 2005 and $26 million in 2004. Projected capital expenditures in 2007 of approximately $450 million are expected to be in line with depreciation expense.

Dividends

Common stock dividends have been paid each year since 1927. The payout has increased at an average 10.5% compound annual growth rate since 1978.

In millions, except share data	2006	2005	2004
Dividend paid per common share	**$1.28**	$1.12	$0.97
Amount	**$ 283**	$ 250	$ 217

Dividend Growth Rate
In dollars per share



1.40
1.20
1.00
0.80
0.60
0.40
0.20
78 80 82 84 86 88 90 92 94 96 98 00 02 04 06

Share Repurchase Program

In December 2004, our Board of Directors authorized the repurchase of up to $1 billion of our common stock through 2008, with the timing of the purchases depending on market conditions and other priorities for cash. During 2006, we used $264 million of available cash to repurchase 5.7 million of our outstanding shares. As of December 31, 2006, we had repurchased $537 million of our stock or 11.7 million shares under the current authorization.

Liquidity and Debt

As of December 31, 2006, we had $596 million in cash, including restricted cash, and $2,081 million in debt compared with $570 million and $2,195 million, respectively, at December 31, 2005. A summary of our cash and debt balances is provided below:

In millions Year ended December 31,	2006	2005
Short-term obligations	**$ 393**	$ 121
Long-term debt	**1,688**	2,074
Total debt	**$2,081**	$2,195
Cash and cash equivalents	**$ 593**	$ 566
Restricted cash	**3**	4
Total cash	**$ 596**	$ 570

Debt

During 2006, we completed the early retirement of the remaining $100 million of 7.4% notes scheduled to mature on July 15, 2009. The retirement, which was completed in three stages beginning in March 2005, resulted in a loss of $17 million in 2005 and an immaterial gain in 2006. In September of 2006, we retired 8.25 billion of Yen-denominated variable rate notes (approximately $70 million).

At December 31, 2006, we had no commercial paper outstanding. Our short-term debt is primarily composed of local bank borrowings and the current portion of long-term debt for our 6.0% Euro-denominated notes due in March 2007. During 2006, our primary source of short-term liquidity has been cash from operating activities. We expect this to continue with commercial paper and bank borrowings needed to support local working capital needs from time to time. In December 2006, we extended the term of our $500 million revolving credit facility with a syndicated group of banks. This facility is committed until December 2011 and is not contingent upon our credit rating. As of December 31, 2006, we have not drawn down any funds against this facility.

Moody's and Standard and Poor's currently rate our senior unsecured long-term debt A-3 and A minus, respectively, with stable outlooks; and our short-term commercial paper, P2 and A2, respectively. In general, we believe these ratings are consistent with the objectives of our long-term financial policies.

Use of Derivative Instruments to Manage Market Risk

We use derivative instruments to reduce volatility arising from conducting our business in a variety of currencies, financing at long- and short-term interest rates and pricing our raw materials at market prices.

During the year ended December 31, 2006, $23 million net cash was expended and $2 million in losses were realized from derivative instruments. As of December 31, 2006, the fair market value of all derivative contracts was a net $10 million after-tax liability compared with a net $23 million after-tax asset at December 31, 2005.

See Notes 1 and 5 to our Consolidated Financial Statements.

Contractual Obligations

The following table provides contractual obligations and commitments for future payments:

In millions	Payments due by period				
	Total	Within 1 year	2-3 years	4-5 years	Over 5 years
Contractual obligations					
Long-term debt, including current portion	$1,945	$ 281	$ 44	$ 23	$1,597
Interest on long-term debt	1,925	105	182	180	1,458
Operating leases	174	62	72	40	–
Purchase obligations[1,2]	3,031	1,338	1,252	269	172
Pension and other employee benefit funding[3]	625	79	159	157	230
ESOP Loan Guarantees	146	6	13	16	111
Interest on ESOP Loan Guarantees	118	14	27	24	53
Total contractual cash obligations[4]	$7,964	$1,885	$1,749	$709	$3,621

[1] *For our requirements contracts, we have assumed that our existing business segments will require materials and services generally consistent with prior years. The amount of the obligation is based upon either projected requirements or historical spend. Our purchase obligations include raw materials, indirect materials, traffic and logistics, utilities and energy, information technology and communications contracts.*

[2] *These obligations include evergreen contracts that renew automatically until specifically cancelled by either party. We have assumed that our evergreen contracts will continue through 2007.*

[3] *Forecasting qualified pension plan contributions requires the usage of certain assumptions such as interest rates used to calculate plan liabilities, demographic assumptions used to determine changes in participation, and rates of return on assets; therefore, we feel it is appropriate to only forecast out 5 years due to the uncertainties of the future assumptions. The non-qualified plan and other employee benefits reflect expected future benefit payments, which are forecasted out through 2016. See Note 9 to our Consolidated Financial Statements.*

[4] *In December 2004, our Board of Directors authorized the repurchase of up to $1 billion of our common stock through 2008, with the timing of the purchases depending on market conditions and other priorities for cash. As of December 31, 2006, we had repurchased $537 million of our stock or 11.7 million shares under the current authorization.*

Trading Activities

We do not have any trading activity that involves non-exchange traded contracts accounted for at fair value.

Unconsolidated Entities

All significant entities are consolidated. Any unconsolidated entities are de minimis in nature and there are no significant contractual requirements to fund losses of unconsolidated entities. See Note 1 to the Consolidated Financial Statements for our treatment of Variable Interest Entities.

Environmental Matters and Litigation

Our chemical operations, as those of other chemical manufacturers, involve the use and disposal of substances regulated under environmental protection laws. Our environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the risk of harm to the environment.

The company has participated in the remediation of waste disposal and manufacturing sites as required under the Superfund and related laws. Remediation is well underway or has been completed at many sites. Nevertheless, the company continues to face government enforcement actions, as well as private actions, related to past manufacturing and disposal and continues to focus on achieving cost-effective remediation where required.

Accruals

We have provided for costs to remediate former manufacturing and waste disposal sites, including Superfund sites, as well as our company facilities. We consider a broad range of information when we determine the amount necessary for remediation accruals, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for these or similar sites, the liability of other parties, the ability of other Potentially Responsible Parties ("PRPs") to pay costs apportioned to them and current laws and regulations. Reserves for environmental remediation that we believe to be probable and estimable are recorded appropriately as current and long-term liabilities in the Consolidated Balance Sheets. We assess the accruals quarterly and update them as additional technical and legal information becomes available. However, at certain sites, we are unable, due to a variety of factors, to assess and quantify the ultimate extent of our responsibility for study and remediation costs. The amounts charged to pre-tax earnings for environmental remediation and related charges are included in cost of goods sold and are presented below:

In millions	Balance
December 31, 2004	$137
Amounts charged to earnings	38
Spending	(28)
December 31, 2005	$147
Amounts charged to earnings	25
Spending	(31)
December 31, 2006	$141

Wood-Ridge / Berry's Creek

The Wood-Ridge, New Jersey site ("Site"), and Berry's Creek, which runs past this Site, are areas of environmental significance to the Company. The Site is the location of a former mercury processing plant acquired many years ago by a company later acquired by Morton International, Inc. ("Morton"). Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation of the Site. The New Jersey Department of Environmental Protection issued the Record of Decision documenting the clean-up requirements for the manufacturing site in October 2006. The Company has submitted a work plan to implement the remediation, and will enter into an agreement or order to perform the work in early 2007. Our exposure at the Site will depend on clean-up costs and on the results of efforts to obtain contributions from others. Velsicol's liabilities for Site response costs will be addressed through a bankruptcy trust fund established under a court-approved settlement with Velsicol, and other parties, including the government.

With regard to Berry's Creek, and the surrounding wetlands, the EPA has issued letters to over 150 PRPs for performance of a broad scope investigation of risks posed by contamination in Berry's Creek. Performance of this study is expected to take at least six years to complete. The PRPs are in the process of forming a representative group to negotiate with the EPA. Today, there is much uncertainty as to what will be required to address Berry's Creek, but investigation and cleanup costs, as well as potential resource damage assessments, could be very high and our share of these costs could possibly be material to the results of our operations, cash flows and consolidated financial position.

Other Environmental Expenditures

The laws and regulations under which we operate require significant expenditures for capital improvements, operation of environmental protection equipment, environmental compliance and remediation. Our major competitors are confronted by substantially similar environmental risks and regulations. Future developments and even more stringent environmental regulations may require us to make unforeseen additional environmental expenditures.

Capital spending for new environmental protection equipment was $63 million, $42 million and $26 million in 2006, 2005 and 2004, respectively. Spending for 2007 and 2008 is expected to approximate $65 million and $33 million, respectively. Capital expenditures in this category include projects whose primary purposes are pollution control and safety, as well as environmental projects intended primarily to improve operations or increase plant efficiency. Capital spending does not include the cost of environmental remediation of waste disposal sites.

The cost of managing, operating and maintaining current pollution abatement facilities was $151 million, $153 million and $133 million in 2006, 2005 and 2004, respectively, and was charged against each year's earnings.

Climate Change

There is an increasing global focus on issues related to climate change and particularly on ways to limit and control the emission of greenhouse gases, which are believed to be associated with climate change. Some initiatives on these topics are already well along in Europe, Canada and other countries, and related legislation has passed or is being introduced in some U.S. States.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change was adopted in 2005 in many countries. For instance, the European Union has a mandatory Emissions Trading Scheme to implement its objectives under the Kyoto Protocol. Four of our European locations currently exceed the threshold for participation in the EU Emissions Trading Scheme pursuant to the Kyoto Protocol and are currently implementing the requirements established by their respective countries. We are very much aware of the importance of these issues and the importance of addressing greenhouse gas emissions.

Due to the nature of our business, we have emissions of carbon dioxide (CO_2), primarily from combustion sources, although we also have some minor process by-product CO_2 emissions. Our emissions of other greenhouse gases are infrequent and minimal as compared to CO_2 emissions. We have therefore focused on ways to increase energy efficiency and curb increases in greenhouse gas emissions resulting from growth in production in addition to lowering the energy usage of existing operations. Although the general lack of specific legislation prevents any accurate estimates of the long-term impact on the Company, any legislation that limits CO_2 emissions may create a potential restriction to business growth by capping consumption of traditional energy sources available to all consumers of energy, including Rohm and Haas. Capping consumption could result in: increased energy cost, additional capital investment to lower energy intensity and rationed usage with the need to purchase greenhouse gas emission credits. We will continue to follow these climate change issues, work to improve the energy efficiencies of our operations, work to minimize any negative impacts on company operations and seek technological breakthroughs in energy supply and efficiency.

Litigation

We are involved in various kinds of litigation, principally in the United States. We strive to resolve litigation where we can through negotiation and other alternative dispute resolution methods such as mediation. Otherwise, we vigorously defend lawsuits in the Courts.

Significant litigation is described in Note 26 to the Consolidated Financial Statements, but we will comment here on several recent legal matters.

In November 2006, a complaint was filed in the United States District Court for the Western District of Kentucky by individuals alleging that their persons or properties were invaded by particulate and air contaminants from our Louisville plant. The complaint seeks class action certification alleging that there are hundreds of potential plaintiffs residing in neighborhoods within two miles of the plant. We have not yet been served with the complaint.

In April 2006 and thereafter, lawsuits were filed against Rohm and Haas claiming that the Company's Ringwood, Illinois plant contaminated groundwater and air that allegedly reached properties a mile south of the plant site. Also sued were the owner of a plant site neighboring our facility and a company which leases a portion of our facility. An action brought in federal court in Philadelphia, Pennsylvania seeks certification of a class comprised of the owners and residents of about

500 homes in McCullom Lake Village, seeking medical monitoring and compensation for alleged property value diminution, among other things. In addition, lawsuits were filed in the Philadelphia Court of Common Pleas by sixteen individuals who claim that contamination from the plants has resulted in cancer (primarily of the brain). We believe that these lawsuits are without merit and we intend to defend them vigorously.

Rohm and Haas, Minnesota Mining and Manufacturing Company (3M) and Hercules, Inc. have been engaged in remediation of the Woodland Sites ("Sites"), two waste disposal locations in the New Jersey Pinelands, under various NJDEP orders since the early 1990s. Remediation is complete at one site and substantially complete at the other. In February 2006, a lawsuit was filed in state court in Burlington County, New Jersey by NJDEP and the Administrator of the New Jersey Spill Compensation Fund against these three companies and others for alleged natural resource damages relating to the Sites. In June 2006, after the lawsuit was served, the defendants filed a notice of removal of the action to the federal court in Camden, New Jersey. This lawsuit presents significant legal and public policy issues, including the fundamental issue of whether there are any "damages", and the Company intends to defend it vigorously.

In late January 2006, Morton Salt was served with a Grand Jury subpoena in connection with an investigation by the Department of Justice into possible antitrust law violations in the "industrial salt" business. Neither Morton Salt, nor any Morton Salt employee has been charged with any wrongdoing. We are cooperating fully with the governmental investigation.

Acquisitions and Divestitures

Significant acquisitions and divestitures are discussed in Note 2 to the Consolidated Financial Statements.

Working Capital

For 2006, working capital increased by 11 days as compared to 2005. There were three key drivers of this increase. First, there was inventory build-up in Salt driven by low demand for salt for ice control due to abnormally mild weather. Second, we chose to build up inventory with the Monomer and Polymer businesses to take advantage of below trend-line propylene prices. Finally, in late December, we saw a pronounced slowdown in shipments across many of our businesses, to levels well below our forecasts, that further added to inventories.

Details about two major components of working capital at the end of 2006 and 2005 are summarized below:

In millions	**2006**	2005
Inventories		
Year-end balance	**$ 984**	$ 798
Annual turnover	**6.5x**	6.7x
Days cost of sales in ending inventory	**62**	52
Customer receivables, net		
Year-end balance	**$1,316**	$1,269
Annual turnover	**6.2x**	6.0x
Days sales outstanding	**58**	57

Days sales outstanding were calculated by dividing ending net customer receivables by daily sales for the fourth quarter. Days cost of sales in ending inventory was calculated by dividing ending inventory by daily cost of sales for the fourth quarter. For customer receivables, annual turnover figures are calculated by dividing annual sales by the average customer receivables balance. For inventories, annual turnover figures are calculated by dividing cost of goods sold by the average inventory balance.

Asset Turnover equals sales divided by average year-end assets. Asset turnover was 0.9x in 2006, 0.8x in 2005 and 0.7x in 2004.

Accounting Pronouncements Issued but Not Yet Adopted

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the Financial and Accounting Standards Board ("FASB") issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities,*" which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that election within the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157, "*Fair Value Measurements.*" We are currently assessing the impact to our Consolidated Financial Statements.

Accounting for Planned Major Maintenance Activities

In September 2006, the FASB issued Staff Position (FSP) *AUG AIR-1*, which addresses the accounting for planned major maintenance activities. The FASB believes that the accrue-in-advance method of accounting for planned major maintenance activities results in the recognition of liabilities that do not meet the definition of a liability in FASB Concepts Statement No. 6, "*Elements of Financial Statements,*" because it causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods beginning January 1, 2007. We do not believe it will have a material impact to our Consolidated Financial Statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements,"* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued in 2008. We are currently assessing the impact to our Consolidated Financial Statements.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes."* FIN No. 48 is an interpretation of SFAS No. 109, *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an enterprise's tax return. This interpretation also provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition of tax positions. The recognition threshold and measurement attribute is part of a two-step tax position evaluation process prescribed in FIN No. 48. FIN No. 48 is effective after the beginning of an entity's first fiscal year that begins after December 15, 2006. We will adopt FIN No. 48 as of January 1, 2007. We are currently assessing the impact to our Consolidated Financial Statements.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, *"Accounting for Servicing of Financial Assets an Amendment of FASB Statement No. 140."* SFAS No. 156 amends SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* SFAS No. 156 is effective after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt SFAS No. 156 as of January 1, 2007, and do not believe it will have a material impact to our Consolidated Financial Statements.

Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, *"Accounting for Certain Hybrid Financial Instruments."* SFAS No. 155 amends SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* and SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* SFAS No. 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS No. 155 clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt SFAS No. 155 as of January 1, 2007, and we will apply the provisions of SFAS No. 155 if and when required.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices since we denominate our business transactions in a variety of foreign currencies, finance our operations through long- and short-term borrowings, and purchase raw materials at market prices. As a result, future earnings, cash flows and fair values of assets and liabilities are subject to uncertainty. Our operating and financing plans include actions to reduce this uncertainty including, but not limited to, the use of derivative instruments.

We have established policies governing our use of derivative instruments. We do not use derivative instruments for trading or speculative purposes, nor are we a party to any leveraged derivative instruments or any instruments for which the fair market values are not available from independent third parties. We manage counter-party risk by entering into derivative contracts only with major financial institutions of investment grade credit rating and by limiting the amount of exposure to each financial institution. The terms of certain derivative instruments contain a credit clause where each party has a right to settle at market if the other party is downgraded below investment grade. As of December 31, 2006, the fair market value of all derivative contracts in our Consolidated Balance Sheet was a net liability of $15 million pre-tax. All of these contracts were with investment grade financial institutions.

We enter into derivative contracts based on economic analysis of underlying exposures, anticipating that adverse impacts on future earnings, cash flows and fair values due to fluctuations in foreign currency exchange rates, interest rates and commodity prices will be offset by the proceeds from and changes in the fair value of the derivative instruments. Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings, cash flows and fair values.

Sensitivity analysis is used as a primary tool in evaluating the effects of changes in foreign currency exchange rates, interest rates and commodity prices on our business operations. The analyses quantify the impact of potential changes in these rates and prices on our earnings, cash flows and fair values of assets and liabilities during the forecast period, most commonly within a one-year period. The ranges of changes used for the purpose of this analysis reflect our view of changes that are reasonably possible over the forecast period. Fair values are the present value of projected future cash flows based on market rates and chosen prices.

Foreign Exchange Rate Risk

Our products are manufactured and sold in a number of locations around the world. We generate revenues and incur costs in a variety of European, Asian and Latin American currencies. Additionally, we finance operations outside of the United States in local currencies. Our diverse base of local currency costs, financings, and foreign exchange option, forward and swap contracts will partially counterbalance the impact of changing foreign currency exchange rates on revenues, earnings, cash flows and fair values of assets and liabilities. Nevertheless, when those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Known and anticipated exposures are covered by using foreign exchange option, forward and swap contracts. Our most significant foreign currency exposures are related to our operations in Germany, France, Italy, the Netherlands, the United Kingdom, Sweden, Switzerland, Brazil, Mexico, Canada, Japan, Taiwan, China and Australia. We estimate that an instantaneous 10% depreciation in all the currencies of these countries from their levels against the dollar as of December 31, 2006, with all other variables held constant, would increase the fair value of foreign currency hedging contracts held at December 31, 2006 by $137 million; a 10% appreciation of these currencies would decrease the fair market value by $120 million. This estimate is based on market conditions as of December 31, 2006, without reflecting the effects of underlying anticipated transactions.

Interest Rate Risk

We are exposed to changes in interest rates primarily due to our financing, investing and cash management activities, which include long- and short-term debt to maintain liquidity and fund business operations. A 50 basis point increase in interest rates would reduce the fair value of short- and long-term debt by $79 million, net of derivative contracts outstanding as of December 31, 2006. A 50 basis point decrease in interest rates will increase the fair value by $114 million. However, such changes in fair values would not have a material impact on our earnings per share or cash flows as the majority of our debt obligations at December 31, 2006 consisted of fixed rate instruments. A 50 basis point movement is equivalent to approximately 8% of the weighted average rate on our worldwide debt.

Commodity Price Risk

We purchase certain raw materials and energy sources such as natural gas, propylene, acetone, butanol and styrene under short- and long-term supply contracts. The purchase prices are generally determined based on prevailing market conditions. Changing raw material and energy prices have had material impacts on our earnings and cash flows in the past, and will likely continue to have significant impacts on earnings and cash flows in future periods. Commodity derivative instruments are used to reduce portions of commodity price risks. A 25% increase in the underlying commodity price would increase the fair value of commodity derivative instruments by $1 million. A 25% decrease in the underlying commodity price would decrease the fair value of commodity derivative instruments by $1 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	Page
Management's Report on Internal Control Over Financial Reporting	**58**
Report of Independent Registered Public Accounting Firm	**59**
Consolidated Financial Statements	
Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004	**60**
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004	**61**
Consolidated Balance Sheets as of December 31, 2006 and 2005	**62**
Consolidated Statements of Stockholder's Equity for the years ended December 31, 2006, 2005, and 2004	**63**
Notes to Consolidated Financial Statements	**64**

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Rohm and Haas Company's (the "Company's") management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rohm and Haas Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO). Based on our assessment, management has concluded that, as of December 31, 2006, the Company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm that audited the Company's financial statements, as stated in their report, which is included herein.

Raj L. Gupta
Chairman, President and Chief Executive Officer

Jacques M. Croisetiere
Executive Vice President and Chief Financial Officer

February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rohm and Haas Company:

We have completed integrated audits of Rohm and Haas Company's Consolidated Financial Statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements and Financial Statement Schedule

In our opinion, the Consolidated Financial Statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Rohm and Haas Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 9 and 23 during 2006, the Company adopted new financial accounting standards for defined benefit pension and other postretirement plans and share-based compensation.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

February 28, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions, except per share amounts *For the years ended December 31,*	**2006**	2005	2004
Net sales	**$8,230**	$7,885	$7,186
Cost of goods sold	**5,756**	5,519	5,095
Gross profit	**2,474**	2,366	2,091
Selling and administrative expense	**1,026**	995	966
Research and development expense	**292**	268	259
Interest expense	**94**	117	133
Amortization of intangibles	**56**	55	58
Restructuring and asset impairments	**27**	98	18
Loss on early extinguishment of debt	**–**	17	–
Share of affiliate earnings, net	**10**	9	6
Other (income), net	**(53)**	(43)	(35)
Earnings from continuing operations before income taxes, and minority interest	**1,042**	868	698
Income taxes	**274**	242	203
Minority interest	**13**	10	11
Earnings from continuing operations	**755**	616	484
Discontinued operations			
Net (Loss) earnings of discontinued lines of business, net of income tax expense (benefit) of $14, $(16) and $3 in 2006, 2005 and 2004, respectively	**(20)**	21	13
Net earnings	**735**	637	497
Basic earnings per share (in dollars)			
From continuing operations	**$ 3.45**	$ 2.78	$ 2.17
(Loss) income from discontinued operation	**(0.09)**	0.09	0.06
Net earnings per share	**$ 3.36**	$ 2.87	$ 2.23
Diluted earnings per share (in dollars)			
From continuing operations	**$ 3.41**	$ 2.75	$ 2.16
(Loss) income from discontinued operation	**(0.09)**	0.10	0.06
Net earnings per share	**$ 3.32**	$ 2.85	$ 2.22
Weighted average common shares outstanding – basic	**218.9**	221.9	222.9
Weighted average common shares outstanding – diluted	**221.2**	223.9	224.2

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions *For the years ended December 31,*	**2006**	2005	2004
Cash flows from operating activities			
Net earnings	**$ 735**	$ 637	$ 497
Adjustments to reconcile net earnings to net cash provided by operating activities			
Loss (gain) on disposal of business, net of income taxes	**16**	1	(1)
Loss (gain) on sale of assets	**7**	(12)	(19)
Provision for allowance for doubtful accounts	**6**	11	11
Provision for deferred taxes	**(37)**	(66)	(32)
Restructuring and asset impairments	**34**	98	18
Depreciation	**407**	422	419
Amortization of finite-lived intangibles	**58**	59	62
Share-based compensation	**48**	50	22
Loss on extinguishment of debt	**–**	17	–
Premium paid on debt retirement	**(6)**	(46)	–
Changes in assets and liabilities			
Accounts receivable	**(30)**	(123)	(123)
Inventories	**(154)**	(29)	11
Prepaid expenses and other current assets	**3**	8	13
Accounts payable and accrued liabilities	**(44)**	(15)	8
Federal, foreign and other income taxes payable	**(96)**	89	(21)
Payments to fund U.S. qualified pension plans	**(137)**	(125)	–
Other, net	**30**	(29)	60
Net cash provided by operating activities	**840**	947	925
Cash flows from investing activities			
Acquisitions of businesses affiliates and intangibles	**(46)**	(20)	(5)
Proceeds from disposal of business, net	**256**	–	8
Decrease (increase) in restricted cash	**1**	45	(49)
Cash received from consolidating joint venture	**–**	–	2
Proceeds from the sale of land, buildings and equipment	**12**	24	28
Capital expenditures for land, buildings and equipment	**(404)**	(333)	(322)
Payments (proceeds) to settle hedge of net investment in foreign subsidiaries	**(22)**	31	(23)
Net cash used by investing activities	**(203)**	(253)	(361)
Cash flows from financing activities			
Proceeds from issuance of long-term debt	**23**	70	71
Repayments of long-term debt	**(182)**	(411)	(13)
Purchase of common stock	**(264)**	(273)	–
Tax benefit on stock options	**8**	–	–
Proceeds from exercise of stock options	**74**	82	47
Net change in short-term borrowings	**(50)**	90	(42)
Payment of dividends	**(283)**	(250)	(217)
Net cash used by financing activities	**(674)**	(692)	(154)
Net (decrease) increase in cash and cash equivalents	**(37)**	2	410
Effect of exchange rate changes on cash and cash equivalents	**64**	(61)	19
Cash and cash equivalents at the beginning of the year	**566**	625	196
Cash and cash equivalents at the end of the year	**$ 593**	$ 566	$ 625
Supplemental cash flow information			
Cash paid during the year for			
Interest, net of amounts capitalized	**$ 109**	$ 147	$ 139
Income taxes, net of refunds received	**381**	251	224

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

In millions, except share data *December 31,*	2006	2005
Assets		
Cash and cash equivalents	**$ 593**	$ 566
Restricted cash	**3**	4
Receivables, net	**1,570**	1,485
Inventories	**984**	798
Prepaid expenses and other currents assets	**254**	269
Current assets of discontinued operations	**7**	50
Total current assets	**3,411**	3,172
Land, buildings and equipment, net of accumulated depreciation	**2,669**	2,642
Investments in and advances to affiliates	**112**	103
Goodwill, net of accumulated amortization	**1,541**	1,525
Other intangible assets, net of accumulated amortization	**1,487**	1,503
Other assets	**324**	476
Other assets of discontinued operations	**9**	274
Total assets	**$9,553**	$9,695
Liabilities and stockholders' equity		
Liabilities		
Short-term obligations	**$393**	$121
Trade and other payables	**684**	611
Accrued liabilities	**816**	809
Income taxes payable	**93**	193
Current liabilities of discontinued operations	**2**	11
Total current liabilities	**1,988**	1,745
Long-term debt	**1,688**	2,074
Employee benefits	**735**	651
Deferred income taxes	**754**	902
Other liabilities	**230**	241
Other liabilities of discontinued operations	**5**	54
Total liabilities	**5,400**	5,667
Minority interest	**122**	111
Commitments and contingencies		
Stockholders' equity		
Preferred stock; par value – $1.00; authorized – 25,000,000 shares; issued – no shares	**–**	–
Common stock; par value – $2.50; authorized – 400,000,000 shares; issued – 242,078,349 shares	**605**	605
Additional paid-in capital	**2,214**	2,152
Retained earnings	**2,218**	1,762
	5,037	4,519
Treasury stock at cost (2006 – 23,239,920 shares; 2005 – 20,115,637 shares)	**(608)**	(409)
ESOP shares (2006 – 8,585,684 shares; 2005 – 9,220,434 shares)	**(82)**	(88)
Accumulated other comprehensive loss	**(316)**	(105)
Total stockholders' equity	**4,031**	3,917
Total liabilities and stockholders' equity	**$9,553**	$9,695

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In millions, except share amounts in thousands *For the years ended December 31,*	Number of Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Number of Shares of Treasury Stock Outstanding	Treasury Stock	ESOP	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
2004										
Balance January 1, 2004	223,125	$605	$2,002	$1,087	18,954	$(185)	$(100)	$ (52)	$3,357	
Net earnings				497					497	$497
Current period changes in fair value, net of taxes of $3								(6)	(6)	(6)
Reclassification to earnings, net of taxes of ($3)								5	5	5
Cumulative translation adjustment, net of taxes of ($59)								3	3	3
Change in minimum pension liability, net of taxes of $13								(30)	(30)	(30)
Total comprehensive income										$469
Repurchase of common stock										
Common stock issued										
Stock-based compensation	2,136		60		(2,136)	19			79	
ESOP							6		6	
Tax benefit on ESOP				3					3	
Common dividends ($0.97 per share)				(217)					(217)	
Balance December 31, 2004	225,261	$605	$2,062	$1,370	16,818	$(166)	$ (94)	$ (80)	$3,697	
2005										
Net earnings				637					637	$637
Current period changes in fair value, net of taxes of ($4)								7	7	7
Reclassification to earnings, net of taxes of ($1)								2	2	2
Cumulative translation adjustment, net of taxes of $5								(13)	(13)	(13)
Change in minimum pension liability, net of taxes of $1								(21)	(21)	(21)
Total comprehensive income										$612
Repurchase of common stock	(5,974)				5,974	(273)			(273)	
Common stock issued										
Stock-based compensation	2,676		90		(2,676)	30			120	
ESOP							6		6	
Tax benefit on ESOP				5					5	
Common dividends ($1.12 per share)				(250)					(250)	
Balance December 31, 2005	221,963	$605	$2,152	$1,762	20,116	$(409)	$ (88)	$(105)	$3,917	
2006										
Net earnings				735					735	$735
Current period changes in fair value, net of taxes of ($5)								10	10	10
Reclassification to earnings, net of taxes of $6								(11)	(11)	(11)
Cumulative translation adjustment, net of taxes of $8								(2)	(2)	(2)
Change in minimum pension liability, net of taxes of $(11)								35	35	35
Total comprehensive income										$767
Adjustment to initially apply FASB Statement No. 158, net of tax of $127								(243)	(243)	
Repurchase of common stock	(5,697)				5,697	(264)			(264)	
Common stock issued										
Stock-based compensation	2,573		62		(2,573)	65			127	
ESOP							6		6	
Tax benefit on ESOP				4					4	
Common dividends ($1.28 per share)				(283)					(283)	
Balance December 31, 2006	218,839	$605	$2,214	$2,218	23,240	$(608)	$ (82)	$(316)	$4,031	

See Notes to Consolidated Financial Statements

> notes

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rohm and Haas Company was incorporated in 1917 under the laws of the State of Delaware. Our shares are traded on the New York Stock Exchange under the symbol "ROH." We are a leading specialty materials company that leverages science and technology in many different forms to design materials and processes that enable the products of our customers to work. We serve many different market places, the largest of which include: building and construction, electronics, packaging and paper, industrial and other, transportation, household and personal care, water and food. To serve these markets, we have significant operations in approximately 100 manufacturing and 33 research facilities in 27 countries. We have approximately 15,800 employees working for us worldwide.

Use of Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Principles of Consolidation

Our Consolidated Financial Statements include the accounts of our company and subsidiaries. We consolidate all entities in which we have a controlling ownership interest. All of our significant entities are consolidated. We have no significant contractual requirements to fund losses of unconsolidated entities. Also in accordance with FIN 46R, *"Consolidation of Variable Interest Entities,"* we consolidate variable interest entities in which we bear a majority of the risk to the potential losses or gains from a majority of the expected returns.

We are the primary beneficiary of a joint venture deemed to be a variable interest entity. Each joint venture partner holds several equivalent variable interests, with the exception of a royalty agreement held exclusively between the joint venture and us. In addition, the entire output of the joint venture is sold to us for resale to third party customers. As the primary beneficiary, we consolidated the joint venture's assets, liabilities, and results of operations in our Consolidated Financial Statements initially for the fiscal year ended December 31, 2004. As we previously accounted for this entity as an equity method investment, the cumulative impact of consolidation was not material to our net income. We did not consider this a variable interest entity at the initial adoption date of FIN 46R. However, based on our subsequent evaluation, we concluded this entity should be consolidated under FIN 46R. Accordingly, the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 properly reflect the consolidated results of this variable interest entity.

We hold a variable interest in another joint venture, which we account for under the equity method of accounting. The variable interest relates to a cost-plus arrangement between the joint venture and each joint venture partner. We have determined that Rohm and Haas is not the primary beneficiary and therefore have not consolidated the entity's assets, liabilities, and results of operations in our Consolidated Financial Statements. The entity provides manufacturing services to us and the other joint venture partner, and has been in existence since 1999. As of December 31, 2006, our investment in the joint venture was approximately $44 million, representing our maximum exposure to loss.

We use the equity method to account for our investments in companies in which we have the ability to exercise significant influence over operating and financial policies, generally 20-50% owned. Accordingly, our consolidated net earnings or loss include our share of the net earnings or loss of these companies.

We account for our investments in other companies that we do not control and for which we do not have the ability to exercise significant influence, which are generally less than 20%, under the cost method. In accordance with the cost method, the assets are recorded at cost or fair value, as appropriate.

All significant intercompany accounts, transactions and unrealized profits and losses are eliminated appropriately in consolidation from our financial results.

Foreign Currency Translation
We translate foreign currency amounts into U.S. dollars in accordance with GAAP. The majority of our operating subsidiaries in regions other than Latin America use the local currency as their functional currency. We translate the assets and liabilities of those entities into U.S. dollars using the appropriate exchange rates. We translate revenues and expenses using the average exchange rates for the reporting period. Translation gains and losses are recorded in accumulated other comprehensive income or (loss), net of taxes, which is a separate component of stockholders' equity.

For entities that continue to use the U.S. dollar as their functional currency, we translate land, buildings and equipment, accumulated depreciation, inventories, goodwill and intangibles, accumulated amortization and minority interest at their respective historical rates of exchange. We translate all other assets and liabilities using the appropriate exchange rates at the end of period. Revenue, cost of goods sold and operating expenses other than depreciation and amortization are translated using the average rates of exchange for the reporting period.

Foreign exchange gains and losses, including recognition of open foreign exchange contracts, are credited or charged to income.

Cost of Goods Sold
Cost of goods sold as reported in the Consolidated Statements of Operations includes inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and other distribution network charges.

Revenue Recognition
We recognize revenue when the earnings process is complete. This occurs when products are shipped to or received by the customer in accordance with the terms of the agreement, title and risk of loss have been transferred, collectibility is probable and pricing is fixed or determinable. The exception to this practice is for sales made under supplier-owned and managed inventory ("SOMI") arrangements. We recognize revenue for inventory sold under SOMI arrangements when usage of inventory is reported by the customer, generally on a weekly or monthly basis. Revenues from product sales are recorded net of applicable allowances.

Customer payments received in advance are recorded as deferred revenue and recognized into income upon completion of the earnings process. We account for cash sales incentives as a reduction to revenue. Certain of our customers earn cash incentive rebates when their cumulative annual purchases meet specified measurement targets per the terms of their individual agreement. We record these rebate incentives as a reduction to revenue based on the customers' progress against the specified measurement target. Non-cash sales incentives, such as product samples, are recorded as a charge to selling expense at the time of shipment.

Amounts billed to customers for shipping and handling fees are included in net sales, and costs we have incurred for the delivery of goods are classified as cost of goods sold in the *Consolidated* Statements of Operations.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable result from a sale of goods or services on terms that provide for future payment. They are created when an invoice is generated and are reduced by payments. We record an allowance for doubtful accounts as a best estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit, past transaction history with the customer, and changes in customer payment terms when determining whether the collection of an invoice is reasonably assured. We review our allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Receivables are charged off against the allowance for doubtful accounts when we feel it is probable the receivable will not be recovered.

Earnings Per Share
We use the weighted-average number of shares outstanding to calculate basic earnings per share. Diluted earnings per share include the dilutive effect of share-based compensation, such as stock options and restricted stock.

Cash and Cash Equivalents
Cash and cash equivalents include cash, time deposits and readily marketable securities with original maturities of three months or less.

Inventories
Our inventories are stated at the lower of cost or market. Approximately 50% of our inventory is determined by the last-in, first-out (LIFO) method. The remainder is determined by the first-in, first-out (FIFO) method.

Land, Buildings and Equipment, and Accumulated Depreciation
The value of our land, buildings and equipment is carried at cost less accumulated depreciation. These assets are depreciated over their estimated useful lives using straight-line methods. Construction costs, labor and applicable overhead related to construction and installation of these assets are capitalized. Expenditures for additions and improvements that extend the lives or increase the capacity of plant assets are capitalized. Maintenance and repair costs for these assets are charged to earnings as incurred. Repair and maintenance costs associated with planned major maintenance activities are expensed as incurred and are included in cost of goods sold. Replacements and betterment costs are capitalized. The cost and related accumulated depreciation of our assets are removed from the accounting records when they are retired or disposed.

Capitalized Software

We capitalize certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement internal use computer software in accordance with Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* The majority of our capitalized software relates to the implementation of our Enterprise Resource Planning ("ERP") system which was completed in 2004.

Goodwill and Indefinite-Lived Intangible Assets

We consider this to be one of the critical accounting estimates used in the preparation of our Consolidated Financial Statements. We believe the current assumptions and other considerations used to value goodwill and indefinite-lived intangible assets to be appropriate. However, if actual experience differs from the assumptions and considerations used in our analysis, the resulting change could have a material adverse impact on the consolidated results of operations and statement of position.

In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets,"* goodwill is assigned to reporting units, which may be one level below our operating segments. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. Goodwill and indefinite-lived intangible assets are reviewed annually, or more frequently, if changes in circumstances indicate the carrying value may not be recoverable. To test for recoverability, we typically utilize discounted estimated future cash flows to measure fair value for each reporting unit. This calculation is highly sensitive to both the estimated future cash flows of each reporting unit and the discount rate assumed in these calculations. Our annual impairment review is as of May 31.

During 2006, 2005 and 2004, the annual impairment review was completed without any impairments identified.

Impairment of Long-Lived Assets

We consider this to be one of the critical accounting estimates used in the preparation of our Consolidated Financial Statements. We believe the current assumptions and other considerations used to evaluate the carrying value of long-lived assets to be appropriate. However, if actual experience differs from the assumptions and considerations used in our estimates, the resulting change could have a material adverse impact on the consolidated results of operations and statement of position.

Our long-lived assets, other than goodwill and indefinite-lived intangible assets which are discussed above, include land, buildings, equipment, long-term investments, and other intangible assets. Long-lived assets, other than investments, goodwill and indefinite-lived intangible assets, are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the asset may not be recoverable. Such circumstances would include items such as a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner the asset is being used or planned to be used or in its physical condition or a history of operating or cash flow losses associated with the use of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. When such events or changes occur, we assess the recoverability of the asset by comparing the carrying value of the asset to the expected future undiscounted cash flows associated with the asset's planned future use and eventual disposition of the asset, if applicable. If the carrying value of the asset is not determined to be recoverable, we estimate the fair value of the asset primarily from discounted future cash flows expected to result from the use of the assets and compare that to the carrying value of the asset. We utilize marketplace assumptions to calculate the discounted cash flows used in determining the asset's fair value. If the carrying value is greater than the fair value, an impairment loss is recorded. In some circumstances the carrying value may be appropriate; however, the event that triggered the review of the asset may indicate a revision to the useful life of the asset. In such cases, we will accelerate depreciation to match the revised useful life of the asset.

The key variables that we must estimate include assumptions regarding sales volume, selling prices, raw material prices, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. If such assets are considered impaired, an impairment loss is recognized equal to the amount by which the asset's carrying value exceeds its fair value.

The fair values of our long-term investments are dependent on the financial performance and solvency of the entities in which we invest, as well as volatility inherent in their external markets. In assessing potential impairment for these investments, we consider these factors as well as the forecasted financial performance of the investment entities. If these forecasts are not met, we may have to record impairment charges.

Research and Development

We expense all research and development costs as incurred.

Litigation and Environmental Contingencies and Reserves

We consider this to be one of the critical accounting estimates used in the preparation of our Consolidated Financial Statements. We are involved in litigation in the ordinary course of business involving employee, personal injury, property damage and environmental matters. Additionally, we are involved in environmental remediation and spend significant amounts for both company-owned and third party locations. In accordance with GAAP, we are required to assess these matters to:

1) determine if a liability is probable; and 2) record such a liability when the financial exposure can be reasonably estimated. The determination and estimation of these liabilities are critical to the preparation of our financial statements.

In reviewing such matters, we consider a broad range of information, including the claims, demands, settlement offers received from governmental authorities or private parties, estimates performed by independent third parties, identification of other responsible parties and an assessment of their ability to contribute and our prior experience, to determine if a liability is probable and if the value is reasonably estimable. If both of these conditions are met, we record a liability. If we believe that no best estimate exists, we accrue the minimum in a range of possible losses, as we are required to do under GAAP. If we determine a liability to be only reasonably possible, we consider the same information to estimate the possible exposure and disclose the potential liability.

Our most significant reserves have been established for remediation and restoration costs associated with environmental issues. As of December 31, 2006, we have $141 million reserved for environmental related costs. We conduct studies and site surveys to determine the extent of environmental contamination and necessary remediation. With the expertise of our environmental engineers and legal counsel we determine our best estimates for remediation and restoration costs. These estimates are based on forecasts of future costs for remediation and change periodically as additional and better information becomes available. Changes to assumptions and considerations used to calculate remediation reserves could materially affect our results of operations. If we determine that the scope of remediation is broader than originally planned, discover new contamination, discover previously unknown sites or become subject to related personal injury or property damage claims, our estimates and assumptions could materially change.

We believe the current assumptions and other considerations used to estimate reserves for both our environmental and other legal liabilities are appropriate. These estimates are based in large part on information currently available and the current laws and regulations governing these matters. If additional information becomes available or there are changes to the laws or regulations or actual experience differs from the assumptions and considerations used in estimating our reserves, the resulting change could have a material impact on the consolidated results of our operations and statement of position.

Income Taxes

We consider this to be one of the critical accounting estimates used in the preparation of our Consolidated Financial Statements. We believe the current assumptions and other considerations used to determine our current year and deferred income tax provisions to be appropriate. However, if actual experience differs from the assumptions and considerations used, the resulting change could have a material impact on the consolidated results of operations and statement of position.

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future consequences of temporary differences between the financial statement carrying value of assets and liabilities and their values as measured by tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Retirement Benefits

We consider this to be one of the critical accounting estimates used in preparation of our Consolidated Financial Statements. We believe the assumptions and other considerations used to determine our pension and postretirement benefit obligations to be appropriate. However, if actual experience differs from the assumptions and considerations used, the resulting change could have a material impact on the consolidated results of operations and statement of position.

We adopted the recognition provisions of SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,"* for the fiscal year ended December 31, 2006. SFAS No. 158 requires employers to recognize the overfunded or underfunded projected benefit obligation of a defined benefit plan as an asset or liability in the statement of financial position. SFAS No. 158 also requires employers to recognize annual changes in gains or losses, prior service costs, or other credits that have not been recognized as a component of net periodic pension cost, net of tax, through other comprehensive income. As a result of the adoption of the recognition provisions of SFAS No. 158, we have recorded a $245 million increase to Accumulated other comprehensive loss in December 31, 2006 in Stockholders' Equity.

Treasury Stock

Treasury stock consists of shares of Rohm and Haas stock that have been issued but subsequently reacquired. We account for treasury stock purchases under the cost method. In accordance with the cost method, we account for the entire cost of acquiring shares of our stock as treasury stock, which is a contra equity account. When these shares are reissued, we use an average cost method for determining cost. Proceeds in excess of cost are credited to additional paid-in capital.

Share-Based Compensation

We consider this to be one of the critical accounting estimates used in the preparation of our Consolidated Financial Statements. We have various share-based compensation plans for directors, executives and employees, which are comprised primarily of restricted stock, restricted stock units and stock option grants. Prior to 2003, we accounted for these plans under APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* Accordingly, no compensation expense was recognized prior to 2003 for stock options.

Effective January 1, 2003, we prospectively adopted the fair value method of recording share-based compensation as defined in SFAS No. 123, *"Accounting for Stock-Based Compensation."* As a result, we began to expense the fair value of stock options awarded to employees after January 1, 2003. The fair value is calculated using the Black-Scholes pricing model as of the grant date and is recorded as compensation expense over the appropriate vesting period, which is typically three years. We also calculate and record the fair value of our restricted stock awards in accordance with SFAS No. 123. Compensation expense is recognized over the vesting period, which is typically five years. Our policy is to issue treasury stock, not cash, to settle equity instruments granted under share-based payment agreements.

In December 2004, the Financial Accounting Standards Board (FASB) amended SFAS No. 123. This Statement supersedes APB No. 25, *"Accounting for Stock Issued to Employees,"* and its related implementation guidance. This Statement eliminates the prospective option we have applied under SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure,"* and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. Due to the fact that the majority of our options issued prior to January 1, 2003, the date we adopted SFAS No. 123, vested as of June 15, 2005, the revised computations did not have a material impact on our financial statements.

Accounting for Derivative Instruments and Hedging Activities

We use derivative and non-derivative instruments to manage market risk arising out of changes in interest rates, foreign exchange rates, commodity prices and the U.S. dollar value of our net investments outside the U.S. These instruments are accounted for under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended.

We have established policies governing our use of derivative instruments. We do not use derivative instruments for trading or speculative purposes, nor are we a party to any leveraged derivative instruments or any instruments for which the fair market values are not available from independent third parties. We manage counter-party default risk by entering into derivative contracts with only major financial institutions of investment grade credit rating and by limiting the amount of exposure to each financial institution. Certain of our derivative instruments contain credit clauses giving each party the right to settle at market if the other party is downgraded below investment grade.

The accounting standards require that all derivative instruments be reported on the balance sheet at their fair values. For derivative instruments designated as fair value hedges, changes in the fair value of the derivative instruments generally offset the changes in fair value of the hedged items in the Consolidated Statements of Operations. For derivative instruments designated as cash flow hedges to reduce the variability of future cash flows related to forecasted transactions, the effective portions of hedges are recorded in accumulated other comprehensive income (loss) until the hedged items are realized and recorded in earnings. When cash flow hedges are terminated early but the underlying hedged forecast transactions are likely to occur, related gains or losses are deferred in accumulated other comprehensive income (loss) until the hedged items occur. Any ineffective portions of the hedges are recognized in current period earnings.

Changes in the value of derivative or non-derivative instruments, which are designated as, and meet all of the criteria for, hedges of net investments are recorded in accumulated other comprehensive income (loss) based on changes measured on a spot-to-spot basis of exchange rates. Ineffective portions of net investment hedges are charged to earnings.

Changes in the fair values are immediately recorded in current period earnings if derivative instruments were not designated as hedges or fail to meet the criteria as effective hedges.

Cash flows resulting from our hedging activities are reported under operating activities in our Consolidated Statements of Cash Flows, except for cash flows from derivatives hedges of net investments in foreign subsidiaries, which are reported separately under investing activities.

NOTE 2: ACQUISITIONS AND DISPOSITIONS OF ASSETS

2006

In the second quarter of 2006, we determined that the global *Automotive Coatings* business became an Asset Held for Sale and qualified for treatment as a discontinued operation. We have reflected this business as such in our financial statements for all periods presented. On October 1, 2006, we completed the sale of our global *Automotive Coatings* business, excluding that business' European operations, which was previously a business within our Coatings reporting segment. Proceeds included $230 million, in cash, plus working capital adjustments as defined in the sale agreement. In January of 2007, we paid $9 million in closing working capital adjustments. In the fourth quarter of 2006, we recorded a pre-tax gain of $1 million in the sale. We expect to sell the European *Automotive Coatings* operations during 2007, dependent upon market conditions.

In accordance with EITF No. 93-17, *"Recognition of Deferred Tax Assets for a Parent Company's Excess Tax Basis in the Stock of a Subsidiary That is Accounted for as a Discontinued Operation,"* we recorded certain tax/book basis differences resulting in the recognition of income taxes of $24 million, which is included in the net loss from discontinued operation at December 31, 2006.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* we compared the fair value of our expected disposal asset groupings and determined the net carrying value of one asset group was impaired by approximately $7 million pre-tax during the second quarter of 2006, which is included in the loss from the discontinued operation.

The following table presents the results of operations of our *Automotive Coatings* discontinued operation:

In millions	**2006**	2005	2004
Net sales from discontinued operation	**$ 78**	$109	$114
(Loss) earnings from discontinued line of business	**(7)**	5	16
Income tax benefit (expense)	**3**	17	(4)
(Loss) income from discontinued line of business, net of income tax	**$ (4)**	$ 22	$ 12
Gain on sale of discontinued operation	**$ 1**	$ –	$ –
Income tax on sale of discontinued line of business	**(23)**	–	–
Loss on disposal of discontinued line of business	**(22)**	–	–
Net (loss) earnings from discontinued operation	**$(26)**	$ 22	$ 12

The following table presents the major classes of assets and liabilities of our *Automotive Coatings* discontinued operation:

In millions	**2006**	2005
Current assets of discontinued operation	**$ 7**	$ 50
Land, buildings and equipment, net	**3**	39
Investments in and advances to affiliates	**–**	43
Goodwill	**4**	76
Intangible assets	**1**	115
Other	**1**	1
Other assets of discontinued operation	**9**	274
Total Assets of discontinued operation	**$16**	$324
Current liabilities of discontinued operation	**$ 2**	$ 11
Deferred income based taxes	**2**	52
Other long-term liabilities	**3**	2
Other liabilities of discontinued operation	**5**	54
Total Liabilities of discontinued operation	**$ 7**	$ 65

During the fourth quarter of 2006, we also reversed $6 million in tax reserves related to a previously disposed business resulting from the favorable resolution of prior year tax contingencies.

In the second quarter of 2006, we acquired the net assets of Floralife®, Inc. ("Floralife"), a top global provider of post-harvest care products for the floral industry based in South Carolina, for approximately $22 million. As part of the purchase price allocation, $14 million was allocated to intangible assets, primarily consisting of licensed technology and customer relationships, $3 million to net working capital, $3 million to fixed assets, $6 million to goodwill and $4 million to deferred tax liabilities. The intangible assets primarily consist of definite-lived intangible assets with useful lives ranging from 5 to 9 years. Prior to this acquisition, we had a royalty agreement with Floralife under which we paid Floralife for the use of certain technologies. The acquisition by Rohm and Haas is intended to expand the portfolio of our AgroFresh™ business to include post-harvest flowers on a global basis. The proforma results of operations for Floralife for the years ended December 31, 2006 and 2005, respectively, are not material to the Rohm and Haas Consolidated Statements of Operations for those respective periods. The results of operations for Floralife are included in our Performance Chemicals business segment as of the second quarter of 2006. In January of 2007, we sold Floralife with the exception of certain technologies we will maintain to support the Performance Chemicals business. This sale resulted in an immaterial after-tax gain in January 2007.

2005

We acquired the remaining shares of three consolidated subsidiaries for $20 million in 2005. There were no other significant acquisitions or dispositions.

2004

We had no significant acquisitions or dispositions during 2004. Effective January 1, 2004, we began consolidating the results of one of our joint ventures in accordance with FIN 46R. (See Note 1 to the Consolidated Financial Statements.)

NOTE 3: PROVISION FOR RESTRUCTURING AND ASSET IMPAIRMENTS

Severance and employee benefit costs associated with restructuring initiatives are primarily accounted for in accordance with SFAS No. 112, *"Employers' Accounting for Postemployment Benefits."* Asset impairment charges are accounted for in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets."* The following net restructuring and asset impairment charges were recorded for the three years ended December 31, 2006, 2005 and 2004, respectively, as detailed below:

Restructuring and Asset Impairments

In millions	**2006**	2005	2004
Severance and employee benefits (net)	**$23**	$19	$18
Asset impairments, net of gains on sales	**2**	79	2
Other, including contract lease termination penalties	**2**	–	(2)
Amount charged to earnings	**$27**	$98	$18

Restructuring and Asset Impairments by Business Segment

In millions, pre-tax	**2006**	2005	2004
Business segment			
Coatings	**$14**	$18	$ 2
Monomers	**2**	–	1
Performance Chemicals	**1**	2	5
Electronic Materials	**(1)**	31	3
Salt	**5**	–	–
Adhesives and Sealants	**2**	54	3
Corporate	**4**	(7)	4
Total	**$27**	$98	$18

Restructuring by Initiative

In millions	Severance and Employee benefits	Contract and lease termination and other costs	Total
2006 Initiatives			
Initial Charge	$ 26	$ –	$ 26
Payments	(3)	–	(3)
Changes in estimate	(1)	–	(1)
December 31, 2006 ending balance	22	–	22
2005 Initiatives			
Initial Charge	$ 36	$ 1	$ 37
Payments	(3)	(1)	(4)
Changes in estimate	–	–	–
December 31, 2005 ending balance	33	–	33
Payments	(19)	–	(19)
Changes in estimate	(1)	2	1
December 31, 2006 ending balance	13	2	15
2004 Initiatives			
Initial Charge	$ 33	$ 1	$ 34
Payments	(3)	–	(3)
Changes in estimate	(3)	–	(3)
December 31, 2004 ending balance	27	1	28
Payments	(19)	–	(19)
Changes in estimate	(5)	(1)	(6)
December 31, 2005 ending balance	3	–	3
Payments	(2)	–	(2)
Changes in estimate	(1)	–	(1)
December 31, 2006 ending balance	–	–	–
Balance at December 31, 2006	$ 35	$ 2	$ 37

The restructuring reserve balances presented are considered adequate to cover committed restructuring actions. Cash payments related to severance and employee benefits will be paid out over the next 12 months.

Restructuring Initiatives

2006 Initiatives

For the year ended December 31, 2006, we recorded approximately $26 million of expense for severance and associated employee benefits associated with the elimination of 329 positions, primarily in our Coatings and Salt segments, concentrated in North America, and several North American support services functions. Our management approved restructuring initiatives to implement organizational alignments to support our Vision 2010 strategy and to further improve the efficiency of our manufacturing network. The organizational alignments include a more streamlined business structure, and deployment of resources to higher growth markets. The restructuring charge also includes ongoing efficiency initiatives in North American Chemical and Salt businesses. The staffing reductions relate to several of our manufacturing operations and are a direct result of changes in the execution of existing processes and productivity improvements, while support services staffing reductions are made possible as we continue to capitalize on the enhancements achieved through the implementation of our Enterprise Resource Planning system. This charge was offset by $1 million of favorable adjustments to adequately reflect changes in estimates of remaining obligations related to severance payments within our global Graphic Arts business initiative announced in the first quarter of 2006.

Of the 329 positions identified under total 2006 restructuring initiatives, 68 positions have been eliminated as of December 31, 2006.

2005 Initiatives

For the year ended December 31, 2005, our management approved restructuring initiatives to further improve the efficiency of our manufacturing network and support organization across several of our business segments. The 2005 restructuring initiatives involved the closing or partial shutdown of manufacturing facilities in North America, the United Kingdom and Germany, in addition to a North American research and development facility. Included in the net $19 million restructuring expense for 2005 are provisions for severance and employee benefits of $36 million for 590 employees company-wide, impacting virtually all areas including sales and marketing, manufacturing, administrative support and research personnel. Employee separation benefits varied depending on local regulations within certain foreign countries that were affected by the restructuring initiatives.

Severance and employee benefit costs related to the 2005 initiatives include $2 million for the closure of our Wytheville, VA Powder Coatings plant and subsequent consolidation of our North American Powder Coatings operations. In addition, $25 million of charges related to the manufacturing realignments to improve operating efficiencies and reduce excess capacity across several of our chemical businesses in the European region. An additional $3 million was recorded in severance and employee benefit costs for the realignment of the Electronic Materials segment manufacturing, research and development and sales and marketing organizations in Europe and North America in order to be closer to our customer base and to increase operating efficiencies. Lastly, $6 million in severance and employee benefit costs were incurred for several smaller reduction in force efforts within our Electronic Materials segment, Plastics Additives business and administrative support functions initiated throughout the year. In addition to severance and employee benefit costs, $1 million was recorded for contract and lease terminations.

During 2006, we reversed $1 million of severance and employee benefit charges related to total 2005 initiatives. In addition, we recorded $2 million for contract lease obligations associated with a restructuring initiative announced in the fourth quarter of 2005.

Of the initial 590 positions identified, we reduced the total number of positions to be affected by these initiatives by 37 to 553 positions in total. As of December 31, 2006, 470 positions have been eliminated.

2004 Initiatives

For the years ended December 31, 2006 and 2005, we reversed $1 million and $5 million, respectively, of severance and employee benefit charges relating to total 2004 restructuring initiatives.

Of the initial 500 positions identified, we reduced the total number of positions to be affected by these initiatives by 123 to 377 positions in total. As of December 31, 2006, 377 positions have been eliminated.

Asset Impairments

2006 Impairments

For the year ended December 31, 2006, we recognized approximately $3 million of fixed asset impairment charges associated with the restructuring of our global Graphic Arts business within our Coatings segment. This charge was offset by $1 million for sales of previously impaired assets.

In 2006, we recorded a $7 million asset impairment related to our discontinued operation. See Note 2 to the Consolidated Financial Statements for more information.

2005 Impairments

In 2005, $81 million of asset impairments were recognized for the impairment of certain finite-lived intangible assets and fixed assets across several of our chemical businesses and our Electronic Materials segment. During 2005, gains on sales of previously impaired assets offset the total asset impairment charge by $2 million. In the fourth quarter of 2005 we recorded asset impairment charges of $40 million for certain finite-lived intangible and fixed assets, primarily related to the closure or partial shutdown of 5 manufacturing facilities in the United Kingdom and Germany, in addition to a North American research and development facility, within our Adhesives and Sealants and Electronic Materials segments and Powder Coatings business. During 2005, we recorded an asset impairment charge of $29 million for certain finite-lived intangible and fixed assets related to certain product lines within our Adhesives and Sealants segment. These product lines have suffered dramatic declines in both volume and profitability due to recent increases in raw material costs, coupled with aggressive pricing by our competition. We determined that the significant volume declines in these product lines were not recoverable and that related finite-lived intangibles and fixed assets were impaired. Fair value was determined based upon current business conditions, using cash flow analyses. In addition, we recognized $12 million of asset impairment charges, of which approximately $9 million related to the closing of our Wytheville, VA Powder Coatings plant, approximately $2 million related to the impairment of certain finite-lived intangible and fixed assets related to our Electronic Materials segment, and the remaining $1 million related to several smaller fixed asset impairments.

2004 Impairments

In 2004, we recognized $2 million in asset impairment charges primarily related to an administrative support initiative announced in the second quarter.

NOTE 4: OTHER INCOME, NET

We recorded other income, net of $53 million, $43 million and $35 million during the years ended December 31, 2006, 2005 and 2004, respectively. The major categories of our other income, net are summarized in the following table:

In millions	**2006**	2005	2004
Royalty income	**$ 4**	$ 3	$ 2
Foreign exchange losses and related hedging costs	**(16)**	(8)	(19)
Interest income	**27**	17	9
Sales of real estate	**3**	12	11
Sale of remaining interest in European Salt business	**–**	–	8
Other, net	**35**	19	24
Total	**$ 53**	$43	$ 35

NOTE 5: FINANCIAL INSTRUMENTS

We denominate our business transactions in a variety of foreign currencies, finance our operations through long- and short-term borrowings, and purchase raw materials at market prices. Accordingly, changing market prices for foreign currencies and commodities and changing interest rates materially impact our earnings, cash flows and the fair values of our assets and liabilities. Our operating and financing plans include actions to reduce, but not eliminate, the uncertainty associated with these changes including the use of derivative instruments. (See Note 1 to our Consolidated Financial Statements.)

Currency Hedges

We enter into foreign exchange option and forward contracts in order to reduce the risk associated with variability in our operating results from foreign-currency-denominated earnings, cash flows, assets and liabilities. We direct these hedging efforts toward three distinct currency hedging objectives:

- To preserve the U.S. dollar values of anticipated non-U.S. dollar cash flows and earnings, primarily with respect to transactions forecast to occur within a one-year period;
- To prevent changes in the values of assets and liabilities denominated in currencies other than the legal entity's functional currency which may create undue earnings volatility (we refer to this hedging activity as "asset and liability hedging"); and
- To hedge the dollar values of our net investments in operations outside the U.S.

During 2006, non-dollar currencies in which we transacted business were stronger, on average, compared with the prior-year period. These currencies had a $2 million favorable impact on our 2006 earnings compared with 2005, net of all currency hedging. At the beginning of 2006, the dollar was close to its strongest point, and throughout 2006 it continued to weaken against most currencies. At December 31, 2006, the basket of currencies in which our operations are invested was stronger against the dollar than at December 31, 2005. This strengthening was recorded as a $2 million cumulative translation adjustment loss during 2006, net of losses from net investment hedges.

Hedges entered to preserve the U.S. dollar values of anticipated non-U.S. dollar cash flows and earnings

We generally purchase options which give us the right, but not the obligation, to sell the underlying currencies when the cash flows denominated in those currencies are forecast to occur. In this way, the premiums paid for the options represent the maximum cost of the hedge. If, when the forecast transactions occur, the underlying currencies have strengthened, the options become worthless and are expensed. In this case, the dollar values of the underlying forecast non-dollar cash flows and earnings are higher than anticipated. If the underlying currencies have weakened, the options are exercised and the underlying currencies are sold at the stronger historical rate, thus preserving the dollar values of the forecast non-dollar cash flows.

These contracts are designated as foreign currency cash flow hedges covering portions of our twelve month forecasted non-dollar cash flows and mature when the underlying cash flows being hedged are forecast to occur. Because the options are considered highly effective hedges, the cash value less cost will be reflected in earnings when the contracts mature. These contracts are marked-to-market at each balance sheet date with changes in fair value prior to maturity recorded in accumulated other comprehensive income (loss). For the year ended December 31, 2006, these contracts depreciated in value resulting in a $2 million after-tax loss, which is recorded in accumulated other comprehensive income (loss). In 2005, these contracts appreciated in value resulting in a $4 million accumulated after-tax gain, which was recorded in accumulated other comprehensive income (loss). For the years ended December 31, 2006, 2005 and 2004, after-tax losses of $2 million, $1 million and $7 million, respectively, were recorded in earnings related to foreign currency cash flow hedges that matured during the respective periods. Changing market conditions will impact the actual amounts recorded to earnings during the following twelve-month periods. Both the effective and ineffective portions of foreign currency cash flow hedges recorded in the Consolidated Statements of Operations are classified in other income, net.

As of December 31, 2006 and 2005, we maintained hedge positions of immaterial amounts that were effective as foreign currency cash flow hedges from an economic perspective but did not qualify for hedge accounting under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended. Such hedges consisted primarily of emerging market foreign currency option and forward contracts, and have been marked-to-market through income, with an immaterial impact on earnings.

Asset and liability hedging

We contract with counter-parties to buy and sell foreign currencies to offset the impact of exchange rate changes on recognized assets and liabilities denominated in non-functional currencies, including inter-company loans. These contracts generally require exchange of one foreign currency for another at a fixed rate at a future date. These contracts have maturities generally less than twelve months. All contracts are marked-to-market at each balance sheet date with changes in fair value recorded in other income, net. For the years ended December 31, 2006 and 2005, after-tax losses of $7 million and $23 million, respectively, were recorded in earnings for these contracts. These losses were largely offset by gains resulting from the impact of changes in exchange rates on recognized assets and liabilities denominated in non-functional currencies. For the year ended December 31, 2004, after-tax gains of $6 million was recorded in earnings for these contracts. These gains were largely offset by losses resulting from the impact of changes in exchange rates on recognized assets and liabilities denominated in non-functional currencies.

Net investment hedging

We utilize foreign exchange forward and currency collar contracts together with non-dollar borrowings to hedge the dollar values of our net investments in foreign operating units in Europe, Japan and Canada. These derivative instruments and non-dollar borrowings are designated as hedges of net investments. Accordingly, the effective portions of foreign exchange gains or losses on these hedges are recorded as part of the cumulative translation adjustment, which is part of accumulated other comprehensive income (loss). As of December 31, 2006, $134 million in after-tax losses were recorded in cumulative translation adjustment, representing the effective portions of foreign exchange losses on these hedges. Of this amount, $53 million in after-tax losses at December 31, 2006 was related to long-term Euro and Japanese Yen borrowings and the remainder was related to exchange forward and currency collar contracts. As of December 31, 2005, $66 million in after-tax losses were recorded in cumulative translation adjustment, representing the effective portions of foreign exchange losses on these hedges. Of this amount, $34 million in after-tax losses at December 31, 2005 was related to long-term Euro and Japanese Yen borrowings and the remainder was related to exchange forward and currency collar contracts.

Total derivative and non-functional currency liabilities designated as hedges of net investments outstanding at December 31, 2006 were $1,488 million compared to $1,259 million outstanding at December 31, 2005. The majority of the increase is due to additional hedging to reduce our exposure related to our European and Japanese net investments.

Included in other comprehensive income (loss) as cumulative translation adjustment were gains of $10 million and $12 million for the years ended December 31, 2006 and 2005, respectively, all net of related hedge gains and losses.

In millions	Hedges of Net Investment	Foreign Currency Translation Impact on Net Investment	Cumulative Translation Adjustment
Gains/(Losses)			
Balance as of December 31, 2004	$(140)	$165	$ 25
Changes in fair value	74	(87)	(13)
Balance as of December 31, 2005	$ (66)	78	12
Changes in fair value	(68)	66	(2)
Balance as of December 31, 2006	$(134)	$144	$ 10

The amounts that were considered ineffective on these net investment hedges were recorded in interest expense. Interest expense was decreased by $19 million, $9 million and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Commodity Hedges

We use commodity swap, option and collar contracts to reduce the effects of changing raw material prices. These contracts were designated and accounted for as cash flow hedges. The notional value of commodity hedges outstanding at December 31, 2006 and 2005 was $6 million and $25 million, respectively.

Included in accumulated other comprehensive income (loss) at December 31, 2006 and 2005 are a $1 million after-tax loss, and an immaterial amount, respectively, which represents the accumulated market value changes in those outstanding commodity swap, option and collar contracts. These contracts are considered highly effective as hedges and will mature consistent with our purchases of the underlying commodities during the following twenty-four month period. The actual amounts to be recorded in earnings when these contracts mature will depend upon spot market prices when these contracts mature. For the years ended December 31, 2006, 2005 and 2004, $14 million in losses, and $6 million and $3 million in gains, respectively, were recorded as components of costs of goods sold with the related tax effect recorded in tax expense with respect to those commodity swap, option and collar contracts maturing during the same periods.

Interest Rate Hedges

To reach a desired level of floating rate debt we utilize interest rate swap agreements to convert specific fixed rate debt issuances into variable rate debt. These interest rate swaps are designated as fair value hedges.

In 2001, we entered into interest rate swap agreements with a notional value of $950 million, which converted the fixed rate components of the $451 million notes due July 15, 2004 and the $500 million notes due July 15, 2009 to a floating rate based on three-month LIBOR. During December 2003, we redeemed the $451 million notes early, and terminated the related interest rate swap agreements with a $450 million notional value. During May 2004, we terminated the $500 million notional value interest rate swap agreements and received $43 million in proceeds. These proceeds were being amortized as reductions to interest expense over the remaining life of the $500 million notes. During March 2005, we redeemed $400 million and during 2006 we retired the remaining $100 million of the notes maturing on July 15, 2009. The unamortized portion of the related interest rate swap proceeds reduced the early retirement loss that was recorded with respect to this redemption.

During October 2003 and May 2004, we entered into interest rate swap agreements with a notional value totaling 400 million Euro, which converted the fixed rate components of 400 million Euro notes due March 9, 2007 to a floating rate based on six-month EURIBOR. In September 2005, we terminated 240 million Euro of these interest rate swap contracts in connection with an exchange whereby we retired 240 million Euro of the notes due March 9, 2007, in exchange for newly issued notes due September 15, 2012. The $3 million proceeds received from the termination of the interest rate swap contracts are being amortized as a reduction to interest expense over the 7-year life of the newly issued Euro-notes.

The changes in fair value of interest rate swap agreements are marked-to-market through income together with the offsetting changes in fair value of the underlying notes using the short cut method of measuring effectiveness. As a result, the carrying amount of these notes decreased by an immaterial amount at December 31, 2006, and increased by $1 million at December 31, 2005, while the fair value of the swap agreements were reported as other assets in the same amount.

In September 2005, we entered into a LIBOR rate lock agreement with a bank to hedge against changes in long-term interest rates in anticipation of a long-term debt issuance, a cash flow hedge. As of December 31, 2006 and 2005, $7 million and $1 million, respectively, of after-tax deferred net gains on the interest rate lock are in accumulated other comprehensive income (loss) and are expected to be reclassified into earnings upon issuance of the long-term debt. Changing market conditions will impact the actual amounts recorded to earnings upon issuance of the long-term debt.

The following table sets forth the net fair value of hedges and the net fair value of foreign-denominated debt issuances outstanding as of December 31, 2006.

Hedge Designation

In millions	Fair Value	Cash Flow	Net Investment	Other
Derivatives – net asset/(liability)				
Currency hedges	$ –	$ 2	$ –	$(3)
Long-term investments in foreign subsidiaries (net investments)	–	–	(23)	–
Commodity hedges	–	(2)	–	–
Interest rate hedges	–	11	–	–
Total derivatives	–	11 [1]	(23) [2]	(3) [3]
Debt				
Long-term investments in foreign subsidiaries (net investments)	–	–	(484) [4]	–
Total	$ –	$11	$(507)	$(3)

[1] *Comprises assets of $13 million and liabilities of $2 million.*
[2] *Comprises assets of $10 million and liabilities of $33 million.*
[3] *Comprises assets of $3 million and liabilities of $6 million.*
[4] *Represents fair value of foreign denominated debt issuances formally designated as a hedge of net investment.*

NOTE 6: FAIR VALUES AND CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

In determining the fair value of our financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date as follows:

- Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and notes payable – the carrying amount approximates fair value due to the short maturity of these instruments.
- Short- and long-term debt – quoted market prices for the same or similar issues at current rates offered to us for debt with the same or similar remaining maturities and terms.
- Interest rate swap agreements – market prices of the same or similar agreements quoted as of the balance sheet date.
- Foreign currency option contracts – Black-Scholes calculation using market data as of the balance sheet date.
- Foreign currency forward and swap agreements – application of market data as of the balance sheet date to contract terms.
- Commodity swap, option and collar contracts – counter-party quotes as of the balance sheet date.

All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

The carrying amounts and fair values of material financial instruments at December 31, 2006 and 2005 are as follows:

Asset/(Liability)

In millions	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Short-term debt	**$ (393)**	**$ (393)**	$ (121)	$ (121)
Long-term debt	**(1,899)**	**(2,128)**	(2,050)	(2,424)
Interest rate swap agreements	**–**	**–**	1	1
Interest rate lock agreements	**11**	**11**	2	2
Foreign currency options	**2**	**2**	6	6
Foreign exchange forward and swap contracts	**(26)**	**(26)**	13	13
Natural gas swap agreements	**(2)**	**(2)**	–	–

NOTE 7: INCOME TAXES

Earnings from continuing operations before income taxes, minority interest and cumulative effect of accounting change earned within or outside the United States from continuing operations are shown below:

In millions	2006	2005	2004
United States			
Parent and Subsidiaries	**$ 688**	$520	$369
Affiliates	**–**	(2)	1
Foreign			
Subsidiaries	**344**	340	322
Affiliates	**10**	10	6
Earnings from continuing operations before income taxes and minority interest	**$1,042**	$868	$698

The provision for income taxes from continuing operations before cumulative effect of accounting change is composed of:

In millions	2006	2005	2004
Income taxes on U.S. earnings			
Federal			
Current	**$208**	$172	$128
Deferred	**(18)**	(47)	(20)
State and other	**8**	9	2
Total taxes on U.S. earnings	**198**	134	110
Taxes on foreign earnings			
Current	**99**	127	105
Deferred	**(23)**	(19)	(12)
Total taxes on foreign earnings	**76**	108	93
Total income taxes	**$274**	$242	$203

The provision for income tax expense (benefit) attributable to items other than continuing operations is shown below:

In millions	2006	2005	2004
Discontinued lines of business	**$14**	$(16)	$3

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 2006 and 2005 were:

In millions	2006	2005
Deferred tax assets related to:		
Compensation and benefit programs	**$ 288**	$ 286
Asset impairments and restructuring reserves	**15**	26
Accruals for waste disposal site remediation	**28**	38
All other	**113**	112
Total deferred tax assets	**444**	462
Deferred tax liabilities related to:		
Intangible assets	**504**	524
Depreciation and amortization	**383**	428
Pension programs	**5**	80
All other	**109**	137
Total deferred tax liabilities	**1,001**	1,169
Net deferred tax liability	**$ 557**	$ 707

At December 31, 2006, we had foreign net operating losses of $431 million and state net operating losses of $1,603 million, all of which substantially carry a full valuation allowance. Of these, $252 million have no expiration and the remaining will expire in future years as follows: $138 million in 2007, $43 million in 2008, $47 million in 2009, $59 million in 2010, $39 million in 2011 and the remaining balance in other years.

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

In millions	2006	2005
Prepaid expenses and other current assets	**$149**	$168
Other assets	**52**	29
Accrued liabilities	**4**	2
Deferred income taxes	**754**	902
Net deferred tax liability	**$557**	$707

The effective tax rate on pre-tax income differs from the U.S. statutory tax rate due to the following:

In percent	2006	2005	2004
Statutory tax rate	**35.0**	35.0	35.0
U.S. business credits	**(2.7)**	(2.3)	(2.8)
Foreign, including credits	**(5.4)**	(2.1)	(2.7)
Change in tax contingencies	**0.3**	(3.0)	–
Other, net	**(0.9)**	0.3	(0.4)
Effective tax rate	**26.3**	27.9	29.1

Deferred income taxes have been provided for the unremitted earnings of foreign subsidiaries and affiliates which have not been reinvested abroad indefinitely. Approximately $216 million, $61 million and $11 million at December 31, 2006, 2005 and 2004, respectively, of net foreign subsidiary and affiliate foreign earnings have been deemed permanently reinvested abroad. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. No accrual of United States income tax has been made for years ended 2006, 2005 and 2004 related to these permanently reinvested earnings as there was no plan in place to repatriate any of these foreign earnings to the United States as of the end of the year.

NOTE 8: SEGMENT INFORMATION

Rohm and Haas Company is a diversified, worldwide manufacturer and supplier of technically advanced products and services that enable the creation of leading-edge consumer goods. We serve many different end-use markets, the largest of which include: building and construction, electronics, packaging and paper, industrial and other, transportation, household and personal, water and food.

We conduct our worldwide operations through global businesses, which are aggregated into reportable segments based on the nature of the products and production processes, end-use markets, channels of distribution and regulatory environment. The operating segments reported below are the segments of our company for which separate financial information is available and for which operating results are evaluated regularly by the Chief Executive Officer, who is the Chief Operating Decision Maker, in deciding how to allocate resources and in assessing performance.

We operate six reportable segments: Coatings, Monomers, Performance Chemicals, Electronic Materials, Salt and Adhesives and Sealants, as described below. The Coatings, Performance Chemicals and Electronic Materials segments aggregate business units.

Coatings

This segment is comprised of two businesses: *Architectural and Functional Coatings* and *Powder Coatings*. *Architectural and Functional Coatings* produces acrylic emulsions and additives that are used to make industrial and decorative coatings, varnishes and specialty finishes. This segment also offers products that serve a wide variety of coatings to: industrial markets for use on metal, wood and in traffic paint; the building industry for use in roofing materials, insulation and cement markets; and consumer markets for use in paper, textiles and non-woven fibers, graphic arts and leather markets. *Powder Coatings* produces a comprehensive line of powder coatings that are sprayed onto consumer and industrial products and parts in a solid form. Our powder coatings are used on a wide variety of products, ranging from door handles to patio and deck furniture, to windshield wipers, televisions and industrial shelving. The results of the Automotive Coatings business which were previously reported in the Coatings Segment are now reflected as a discontinued operation. More information is provided in Note 2, Acquisitions and Disposition of Assets.

Monomers

This segment produces methyl methacrylate, acrylic acid and associated esters as well as specialty monomer products. Monomers serve as the building block for many of the acrylic technologies in our other business segments and are sold externally for applications such as super absorbent polymers and acrylic sheet.

Performance Chemicals

This segment includes the sales and operating results of *Plastics Additives, Process Chemicals, Consumer and Industrial Specialties* and other smaller business groups. These businesses provide products that serve a diverse set of markets, from consumer products, to additives used to manufacture plastic and vinyl products, to water treatment and purification processes for food and pharmaceutical markets, to newsprint processing.

Electronic Materials

This segment provides cutting-edge technology for use in telecommunications, consumer electronics and household appliances. The *Circuit Board Technologies* business develops and delivers the technology, materials and fabrication services for increasingly powerful, high-density printed circuit boards in computers, cell phones, automobiles and many other electronic devices. Our *Packaging and Finishing Technologies* develops and delivers innovative materials and processes that boost the performance of a diverse range of electronic, optoelectronic and industrial packaging and finishing business. *Semiconductor Technologies* develop and supply integrated products and technologies on a global basis enabling our customers to drive leading edge semiconductor design to boost performance of semiconductor devices powered by smaller and faster chips. This business also develops and delivers materials used for chemical mechanical planarization ("CMP"), the process used to create the flawless surfaces required to allow manufacturers to make faster and more powerful integrated circuits and electronic substrates.

Salt

Some of the most recognized consumer brand names and product symbols are found here, including the leading brand of table salt in the United States – Morton Salt, with its "little Salt Girl," and Windsor Salt, Canada's leading brand. Even though the consumer salt business is best known, this segment extends well beyond this market and includes salt used for water conditioning, ice control, food processing and chemical/industrial use.

Adhesives and Sealants

The Adhesives and Sealants segment provides a vast array of formulated, value-adding products derived from a broad range of technologies including our world-class acrylic technology. This segment offers various products including packaging, pressure sensitive, construction, and transportation adhesives based on numerous chemistries and technologies, including acrylic emulsion polymers markets.

The table below presents net sales by business segment. Segment eliminations are presented for intercompany sales between segments.

In millions	**2006**	2005	2004
Coatings	**$2,683**	$2,534	$2,281
Monomers	**1,926**	1,848	1,383
Performance Chemicals	**1,778**	1,690	1,590
Electronic Materials	**1,564**	1,332	1,250
Salt	**829**	925	829
Adhesives and Sealants	**723**	727	693
Elimination of inter-segment sales	**(1,273)**	(1,171)	(840)
Total	**$8,230**	$7,885	$7,186

The table below presents summarized financial information about our reportable segments:

In millions	Coatings	Monomers	Performance Chemicals	Electronic Materials	Salt	Adhesives and Sealants	Corporate[2]	Total
2006								
Earnings (loss) from continuing operations[1]	$ 230	$ 201	$ 163	$ 235	$ 38	$ 55	$ (167)	$ 755
Share of affiliate earnings, net	–	–	–	9	–	1	–	10
Depreciation	75	79	72	56	77	23	21	403
Amortization	8	1	15	17	7	7	1	56
Segment assets	1,567	418	1,242	1,131	1,527	925	2,727	9,537
Capital additions	74	69	54	82	48	11	66	404
2005								
Earnings (loss) from continuing operations[1]	$ 216	$ 197	$ 167	$ 143	$ 55	$ 19	$ (181)	$ 616
Share of affiliate earnings, net	–	–	–	8	–	1	–	9
Depreciation	80	84	69	57	72	25	28	415
Amortization	7	1	13	17	7	8	2	55
Segment assets	1,470	829	1,350	1,566	1,641	1,017	1,498	9,371
Capital additions	59	76	40	62	40	8	45	330
2004								
Earnings (loss) from continuing operations[1]	$ 208	$ 95	$ 151	$ 127	$ 49	$ 37	$ (183)	$ 484
Share of affiliate earnings, net	–	–	–	3	–	3	–	6
Depreciation	82	62	86	51	70	38	25	414
Amortization	7	1	13	21	7	8	1	58
Segment assets	1,527	823	1,450	1,697	1,663	1,153	1,435	9,748
Capital additions	60	74	34	49	35	11	56	319

[1] *Earnings from continuing operations were taxed using our overall consolidated effective tax rate.*

[2] *Corporate includes items such as corporate governance costs, interest income and expense, environmental remediation expense, insurance recoveries, exploratory research and development expense, balance sheet currency translation gains and losses, any unallocated portion of shared services and certain discrete period tax items.*

[3] *In accordance with FIN 46R, "Consolidation of Variable Interest Entities," an interpretation of ARB 51, effective January 1, 2004, we have consolidated the assets, liabilities, and results of operations of a joint venture accounted for within the Electronic Materials segment. As a result, assets for this segment have increased, and share of affiliate earnings has been reduced on a comparative basis.*

The table at right presents sales by geographic area. Sales are attributed to the geographic location based on customer location and not on the geographic location from which goods were shipped. Long-lived assets are attributed to geographic areas based on asset location. We define long-lived assets as Land, Buildings and Equipment.

In millions	U.S.	European Region	Asia-Pacific Region	Other	Total
2006					
Net Sales	$3,845	$2,030	$1,659	$696	$8,230
Long-lived Assets	1,639	415	384	231	2,669
2005					
Net Sales	$3,763	$1,988	$1,455	$679	$7,885
Long-lived Assets	1,680	417	301	244	2,642
2004					
Net Sales	$3,288	$1,893	$1,339	$666	$7,186
Long-lived Assets[1]	1,824	539	286	244	2,893

[1] *Certain prior year reclassifications have been made to conform to current year presentations.*

On October 9, 2006, we announced plans to reorganize our business beginning in January 2007 which will result in six different reportable segments. Our *Electronic Materials* and *Salt* reportable segments remain unchanged. The new reportable segments will now include *Primary Materials, Paint and Coatings Materials, Packaging and Building Materials* and *Performance Materials. Primary Materials* will now include our existing Monomers reportable segment and the polyacrylic acid business of Consumer and Industrial Specialties. *Paint and Coatings Materials* will now include the architectural and industrial coatings business of our current Coatings reportable segment, as well as other coatings-related polymer lines from other parts of the Rohm and Haas portfolio. *Packaging and Building Materials* will now include the existing Adhesives and Sealants reportable segment, the Plastics Additives business, as well as the paper, leather, textile and non-woven products of today's Architectural and Functional Coatings business. *Performance Materials* will now include the ion exchange and sodium borohydride technologies of the Process Chemicals business, the biocides and personal care related segments of the Consumer and Industrial Specialties business, the AgroFresh™ business, the Powder Coatings business of our current Coatings reportable segment, the graphic arts products of the Architectural and Functional Coatings reportable segment, and other niche technologies.

We continued to manage and evaluate the businesses under the current operating structure through December 31, 2006.

NOTE 9: RETIREMENT BENEFITS

We sponsor and contribute to qualified and non-qualified pension and postretirement benefit plans that provide defined benefits to U.S. and non-U.S. employees. Pension benefits earned are generally based on years of service and compensation during active employment.

Our non-qualified pension plans consist of noncontributory, unfunded pension plans that provide supplemental defined benefits primarily to U.S. employees whose benefits under the qualified pension plan are limited by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

In addition to pension benefits, we provide postretirement benefits including health care and life insurance benefits under numerous plans for substantially all of our domestic retired employees, for which we are self-insured. Most retirees are required to contribute toward the cost of such coverage. We also provide health care and life insurance benefits to some non-U.S. retirees primarily in France and Canada.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* This statement amends SFAS Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize the overfunded or underfunded projected benefit obligation (PBO) of a defined benefit plan as an asset or liability in the statement of financial position. The PBO represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future salary increases. Prior to the issuance of SFAS No. 158, the consolidated balance sheet as of a fiscal year end was required to, at a minimum, reflect an amount equal to the unfunded accumulated benefit obligation (ABO), which differs from the projected benefit obligation in that it includes no assumption on future compensation levels. SFAS No. 158 also requires employers to recognize annual changes in gains or losses, prior service costs, or other credits that have not been recognized as a component of net periodic pension cost, net of tax, through comprehensive income.

We have adopted the recognition provisions of SFAS No. 158 for the year ended December 31, 2006 for our pension and postretirement plans. The impact of adoption on our December 31, 2006 balance sheet is as follows:

In millions	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other assets	$ 616	$(292)	$ 324
Total assets	$9,845	$(292)	$9,553
Accrued liabilities	$ 845	$ (29)	$ 816
Total current liabilities	2,017	(29)	1,988
Employee benefits	626	109	735
Deferred income taxes	881	(127)	754
Total liabilities	5,447	(47)	5,400
Accumulated other comprehensive loss – unrecognized losses and prior service cost, net, on pension and postretirement obligations	(87)	(243)	(330)
Accumulated other comprehensive loss – cumulative translation adjustments	12	(2)	10
Total accumulated other comprehensive loss	(71)	(245)	(316)
Total liabilities and stockholders' equity	$9,845	$(292)	$9,553

SFAS No. 158 also requires an employer to measure defined benefit plan assets and obligations as of the date of its year-end statement of financial position, with limited exceptions. The measurement date provision of SFAS No. 158 is effective for fiscal years ending after December 15, 2008. Currently, all of our pension and postretirement plans have a measurement date of December 31, with the exception of two of our Japanese plans. We do not expect the adoption of the measurement date provision to have a material impact on our financial position, results of operations, or cash flows.

Qualified Pension Plans

A summary of the net periodic expense for these plans is as follows:

In millions	2006		2005		2004	
	U.S.	**Non-U.S.**	U.S.	Non-U.S.	U.S.	Non-U.S.
Components of net periodic pension expense						
Service cost	**$ 57**	**$ 20**	$ 56	$ 19	$ 55	$ 16
Interest cost	**95**	**34**	92	32	92	28
Expected return on plan assets	**(122)**	**(39)**	(113)	(35)	(124)	(32)
Amortization of net gain existing at adoption of SFAS No. 87	**–**	**–**	–	(1)	–	(1)
Unrecognized prior service cost	**2**	**–**	2	1	3	1
Unrecognized net actuarial loss	**28**	**10**	25	6	8	3
Net periodic pension expense, excluding special items[1]	**60**	**25**	62	22	34	15
Settlement and curtailment losses	**–**	**–**	–	1	–	–
Special termination benefits	**–**	**–**	–	–	–	2
Special items[2]	**–**	**–**	–	1	–	2
Net periodic pension expense	**$ 60**	**$ 25**	$ 62	$ 23	$ 34	$ 17

[1] *Amount represents traditional net periodic pension expense (income) components.*

[2] *Settlement and curtailment losses (gains), and special termination benefits, which include severance and early retirement costs.*

The following table sets forth the weighted average assumptions used in the calculation of net periodic pension expense:

For the period January 1, – December 31,	2006		2005		2004	
	U.S.	**Non-U.S.**	U.S.	Non-U.S.	U.S.	Non-U.S.
Weighted-average assumptions used to determine net expense						
Discount rate	**5.70%**	**4.77%**	5.80%	5.49%	6.25%	5.73%
Expected return on plan assets	**8.50%**	**6.97%**	8.50%	7.37%	8.50%	7.40%
Rate of compensation increase	**4.00%**	**3.88%**	4.00%	4.14%	4.00%	4.14%

The discount rates were determined by projecting the plans' expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation. A 1% increase in the discount rate would have decreased the net periodic benefit cost for 2006 by $38 million. A 1% decrease in the discount rate would have increased the 2006 net periodic benefit cost by $40 million.

Items included in accumulated other comprehensive loss represent amounts that have not been recognized in net periodic pension expense. The components recognized in accumulated other comprehensive loss, prior to adjustment for taxes, as of December 31, 2006 include:

In millions	2006	
	U.S.	**Non-U.S.**
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$256**	**$142**
Prior service cost	**10**	**(1)**
Total	**$266**	**$141**

Year-end 2006 amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic pension expense during fiscal year 2007 are as follows:

In millions	U.S.	Non-U.S.
Pension		
Net actuarial loss	$11	$8
Prior service cost	2	–
	$13	$8

The following table sets forth the weighted average assumptions used in the calculation of the PBO:

For years ended December 31,		**2006**		2005
	U.S.	**Non-U.S.**	U.S.	Non-U.S.
Weighted-average assumptions used to determine benefit obligation				
Discount rate	**5.90%**	**5.09%**	5.70%	4.85%
Rate of compensation increase	**4.00%**	**3.91%**	4.00%	3.91%

The following table reflects the change in our projected benefit obligation and the change in the fair value of plan assets based on the measurement date, as well as the amounts recognized in our balance sheets:

In millions		**2006**		2005
	U.S.	**Non-U.S.**	U.S.	Non-U.S.
Change in pension benefit obligation				
Pension benefit obligation at beginning of year	**$1,749**	**$ 665**	$1,601	$ 602
Service cost, excluding expenses	**57**	**20**	56	19
Interest cost	**95**	**34**	92	32
Participant contributions	**–**	**4**	–	2
Plan amendments	–	**(5)**	–	2
Actuarial (gain) loss	**(66)**	**(29)**	109	59
Benefits paid	**(152)**	**(26)**	(109)	(25)
Acquisitions and plan transfers	–	**26**	–	22
Curtailments	**–**	**(1)**	–	–
Settlements	–	–	–	(6)
Special termination benefits	**–**	–	–	–
Foreign currency translation adjustment	**–**	**57**	–	(42)
Pension benefit obligation at end of year	**$1,683**	**$ 745**	$1,749	$ 665

In millions		**2006**		2005
	U.S.	**Non-U.S.**	U.S.	Non-U.S.
Change in plan assets				
Fair value of plan assets at beginning of year	**$1,586**	**$ 511**	$1,457	$ 432
Actual return on plan assets	**216**	**57**	113	74
Employer contribution	**137**	**57**	125	42
Participant contributions	**–**	**4**	–	2
Acquisitions and plan transfers	**–**	**20**	–	20
Settlements	–	**–**	–	(6)
Benefits paid	**(152)**	**(26)**	(109)	(25)
Administrative expenses	**–**	**–**	–	(1)
Foreign currency translation adjustment	–	**44**	–	(27)
Fair value of plan assets at end of year	**$1,787**	**$ 667**	$1,586	$ 511
Funded status at end of year	**$ 104**	**$ (78)**	$ (163)	$(154)
Unrecognized prior service cost			12	5
Unrecognized actuarial loss			444	186
Net amounts recognized			$ 293	$ 37
Amounts recognized in the consolidated balance sheets				
Other assets	**$ 104**	**$ 27**	$ 293	$ 13
Accrued liabilities	**–**	**(1)**	–	(50)
Employee benefits	**–**	**(104)**	–	(44)
Accumulated other comprehensive loss	**–**	–	–	118
Net amounts recognized	**$ 104**	**$ (78)**	$ 293	$ 37

Benefits paid to participants of our U.S. retirement plan have increased for 2006 due to payments made to employees of our divested North American *Automotive Coatings* business, along with an overall acceleration of participant retirements.

To the extent the expected return on plan assets varies from the actual return, an actuarial gain or loss results. Each 1% increase or decrease in the expected rate of return assumption would have decreased or increased the net periodic benefit expense for 2006 by $20 million.

The net assets of our defined benefit pension plans, which consist primarily of equity and debt securities, were measured at market value. The plans are prohibited from holding shares of Rohm and Haas stock, except where it is a component of an index fund. The target and actual plan asset allocation at December 31, 2006 and 2005, by asset category for U.S. and the significant non-U.S. plans, are as follows:

Percentage of Plan Assets

	2006 Targeted %		**2006 Actual %**		2005 Targeted %		2005 Actual %	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**	U.S.	Non-U.S.	U.S.	Non-U.S.
Asset category								
Equity securities	**61**	**49**	**62**	**49**	67	58	66	58
Debt securities	**21**	**36**	**20**	**36**	20	35	19	33
Insurance contracts	**–**	**8**	**–**	**8**	–	4	–	4
Real estate	**7**	**5**	**7**	**6**	7	3	8	3
Hedge funds	**5**	**–**	**4**	**–**	–	–	–	–
Other	**6**	**2**	**7**	**1**	6	–	7	2
Total	**100**	**100**	**100**	**100**	100	100	100	100

The fiduciaries of our plans determine how investments should be allocated among asset categories after taking into account plan demographics, asset returns and acceptable levels of risk. Asset allocation targets are established based on the long-term return and volatility characteristics of the asset categories. The targeted asset category allocations recognize the benefit of diversification and the profiles of the plans' liabilities. The plans' assets are currently invested in a variety of funds representing most standard equity and debt security classes. During 2006, we updated our investment policy for two of our significant non-U.S. plans to decrease the percentage of plan assets invested in equity securities and increase the percentage of plan assets invested in debt securities. Our U.S. plan investments are balanced with the goal of containing potential declines in asset values within a specified percentage and preventing negative returns over a five year period. The plans' investment policy mandates diversification, consistent with that goal. While no significant changes in the asset allocation are expected during 2007, we are permitted to make changes at any time.

The unrecognized actuarial loss (gain) represents the actual changes in the estimated obligation and plan assets that have not been recognized in our income statement. During 2006, the plans' total unrecognized net loss decreased by $232 million. The decrease in unrecognized loss is primarily due to higher discount rates for both the U.S. and non-U.S. plans. Higher than expected actual returns on plan assets decreased the total unrecognized net loss by $112 million during 2006. Actuarial gains and losses are not recognized immediately, but instead are accumulated as a part of the unrecognized net loss balance and amortized into net periodic pension expense over the average remaining service period of participating employees as certain thresholds are met.

Because the total unrecognized net loss exceeds the greater of 10% of the projected benefit obligation or 10% of the plan assets, the excess will be amortized over the average expected future working lifetime of active plan participants. As of December 31, 2006, the average expected future working lifetime of active plan participants varies by plan and is within a range of 6 to 22 years. Actual results for 2007 will depend on the 2007 actuarial valuation of the plan.

Projected benefit payments, which reflect expected future service, are as follows:

In millions	U.S.	Non-U.S.
2007	$106	$ 25
2008	114	27
2009	121	29
2010	124	31
2011	138	34
2012 – 2016	797	204

During the year ended December 31, 2006, we contributed $57 million to our international pension plans, of which $30 million represented contributions to our Canadian pension trust. In addition, we increased the funding of our U.S. pension and other postretirement employee benefit plans on a tax-deductible basis by contributing $149 million to our U.S. pension trust in November 2006. Of this total, $137 million was designated to fund pension benefits and the remaining $12 million to fund retiree health care.

We do not expect to make contributions to our U.S. plans during 2007; however, we expect to contribute $29 million to our non-U.S. plans. Funding requirements for subsequent years are uncertain and will significantly depend on changes in assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plan, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes, the company may increase, accelerate, decrease or delay contributions to the plan to the extent permitted by law.

The accumulated benefit obligation (ABO) is the actuarial present value of benefits attributed to employee service rendered to a particular date, based on current salaries. The ABO for our U.S. plans was $1,375 million and $1,420 million, at December 31, 2006 and 2005, respectively. The ABO for our non-U.S. plans was $669 million and $583 million at December 31, 2006 and 2005, respectively.

The following table provides information on pension plans where the ABO exceeds the value of plan assets:

In millions	**2006**		2005	
	U.S.	**Non-U.S.**	U.S.	Non-U.S.
Plans for which accumulated benefit obligation exceeds assets				
Projected benefit obligation	**$ –**	**$(480)**	$ –	$(580)
Accumulated benefit obligation	**–**	**(447)**	–	(516)
Fair value of plan assets	**–**	**379**	–	423

Non-Qualified Pension Plans

The following disclosures include the components of net periodic pension cost and other amounts recognized in other comprehensive loss for both the U.S. and Canadian non-qualified pension plans:

In millions	**2006**	2005	2004
Components of net periodic pension expense			
Service cost	**$ 2**	$ 2	$ 1
Interest cost	**9**	9	9
Unrecognized prior service cost	**1**	1	1
Other amortization, net	**4**	4	4
Net periodic pension expense	**$16**	$16	$15

The following table sets forth the weighted average assumptions used in the calculation of net periodic pension expense:

For the period January 1, – December 31,	**2006**	2005	2004
Weighted-average assumptions used to determine net expense			
Discount rate	**5.70%**	5.80%	6.25%
Rate of compensation increase	**4.00%**	4.00%	4.00%

Amounts recognized in accumulated other comprehensive loss as of December 31, 2006 include net unrecognized actuarial losses of $59 million. The estimated December 31, 2006 net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic pension expense over the next fiscal year is $4 million.

The following table sets forth the weighted average assumptions used in the calculation of the PBO:

For years ended December 31,	**2006**	2005
Weighted-average assumptions used to determine benefit obligation		
Discount rate	**5.90%**	5.70%
Rate of compensation increase	**4.00%**	4.00%

The following table reflects the change in our projected benefit obligation and fair value of plan assets based on the measurement date:

In millions	**2006**	2005
Change in pension benefit obligation		
Pension benefit obligation at beginning of year	**$ 156**	$ 152
Service cost, excluding expenses	**2**	2
Interest cost	**9**	9
Actuarial (gain) loss	**(1)**	5
Benefits paid	**(11)**	(12)
Pension benefit obligation at end of year	**$ 155**	$ 156
Change in plan assets		
Fair value of plan assets at beginning of year	**$ –**	$ –
Employer contribution	**11**	12
Benefits paid	**(11)**	(12)
Fair value of plan assets at end of year	**$ –**	$ –
Funded status at end of year	**$(155)**	$(156)
Unrecognized prior service cost		1
Unrecognized actuarial loss		64
Net amounts recognized		$ (91)
Amounts recognized in the consolidated balance sheets		
Other assets	**$ –**	$ 1
Accrued liabilities	**(10)**	(10)
Employee benefits	**(145)**	(134)
Accumulated other comprehensive loss	**–**	52
Net amounts recognized	**$(155)**	$ (91)

We have a non-qualified trust, referred to as a "rabbi" trust, to fund benefit payments under our non-qualified U.S. pension plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as corporate assets and are classified as other non-current assets. Assets held in trust at December 31, 2006 and 2005 totaled $71 million and $63 million, respectively.

Non-qualified plan contributions, which reflect expected future service, are as follows:

In millions	Total
2007	$10
2008	12
2009	12
2010	12
2011	11
2012 – 2016	60

The ABO of the non-qualified plans is $141 million and $144 million as of December 31, 2006 and 2005, respectively.

In 1997, we instituted a non-qualified savings plan for eligible employees in the U.S. The purpose of the plan is to provide additional retirement savings benefits beyond the otherwise determined savings benefits provided by the Rohm and Haas Company Employee Stock Ownership and Savings Plan ("the Savings Plan"). See Note 22 for more information on the Savings Plan. Each participant's non-qualified savings plan contributions are notionally invested in the same investment funds as the participant has elected for investment in his or her Savings Plan account. For most participants, we contribute a notional amount equal to 60% of the first 6% of the amount contributed by the participant. Our matching contributions are allocated to deferred stock units. At the time of distribution, each deferred stock unit is distributed as one share of Rohm and Haas Company common stock. We recorded expense of $5 million, $3 million, and $1 million in 2006, 2005 and 2004, respectively, for the non-qualified savings plan.

Other Postretirement Benefits

The following disclosures include amounts for both the U.S. and significant Non-U.S. postretirement plans:

In millions	**2006**	2005	2004
Components of net periodic postretirement cost			
Service cost	**$ 5**	$ 5	$ 5
Interest cost	**25**	26	28
Expected return on plan assets	**(1)**	–	–
Net amortization	–	(1)	(2)
Net periodic postretirement cost	**$29**	$30	$31

The following table sets forth the weighted average assumptions used in the calculation of net periodic postretirement cost for the U.S. plans:

	2006	2005	2004
Weighted-average assumptions for annual expense			
Discount rate	**5.60%**	5.60%	6.25%
Health care cost trend rate (current rate)	**9.00%**	10.00%	10.00%
Health care cost trend rate (ultimate rate)	**5.00%**	5.00%	5.00%
Health care cost trend rate (year ultimate rate reached)	**2010**	2010	2009

The components recognized in accumulated other comprehensive loss, prior to adjustment for taxes, as of December 31, 2006 include:

In millions	**2006**
Amounts recognized in accumulated other comprehensive loss	
Net actuarial loss	**$41**
Prior service credit	**(10)**
Total	**$31**

The December 31, 2006 estimated net actuarial loss and prior service credit that will be amortized from other comprehensive loss into net periodic postretirement cost over the next fiscal year are $2 million and $2 million, respectively.

Different discount rates and trend rates are used for non-U.S. plans, which account for approximately 16% of the total benefit obligation as of December 31, 2006.

The following table reflects the change in the postretirement benefit obligation and the plans' funded status based on the measurement date:

In millions	**2006**	2005
Change in postretirement benefit obligation		
Benefit obligation at beginning of year	**$ 486**	$ 497
Service cost	**5**	5
Interest cost	**25**	26
Contributions	**17**	16
Actuarial loss	**(20)**	21
Medicare Part D subsidy	–	(24)
Benefits paid	**(56)**	(55)
Foreign currency translation adjustment	**1**	–
Benefit obligation at end of year	**$ 458**	$ 486
Plan assets	**$ 25**	$ 12
Funded status at end of year	**$(433)**	$(474)
Unrecognized prior service credit		(12)
Unrecognized actuarial loss		63
Net amounts recognized		$(423)
Amounts recognized in the consolidated balance sheets		
Accrued liabilities	**(39)**	(42)
Employee benefits	**(394)**	(381)
Net amounts recognized	**$(433)**	$(423)

The following table sets forth the weighted average assumptions used in the calculation of the U.S. postretirement benefit obligation:

	2006	2005	2004
Weighted-average assumptions for year-end APBO			
Discount rate	**5.90%**	5.60%	5.60%
Health care cost trend rate (current rate)	**10.00%**	9.00%	10.00%
Health care cost trend rate (ultimate rate)	**5.00%**	5.00%	5.00%
Health care cost trend rate (year ultimate rate reached)	**2012**	2010	2010

The U.S. benefit obligation as of December 31, 2006 is based on a health care cost trend rate of 10% declining annually in 1% increments to a long-term rate of 5%. Different discount rates and trend rates are used for non-U.S. plans. The U.S. plan generally limits our per-capita cost to double the 1992 cost. Different cost limits apply to some groups of participants, and there are some retirees to whom the limits do not apply. The limits greatly reduce the impact of health care cost trend rates on the benefit obligation and expense.

A one-percentage-point change in assumed health care cost trend rates would have approximately the following effects on our global postretirement plans:

In millions	1-Percentage Point Increase		1-Percentage Point Decrease	
	2006	2005	**2006**	2005
Effect on total of service and interest cost components	**$ 1**	$ 1	**$ (1)**	$ (1)
Effect on postretirement benefit obligation	**15**	12	**(11)**	(9)

On December 8, 2003, the President of the United States signed the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act). The Act introduced a prescription drug benefit under Medicare (Medicare Part D), along with a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We sponsor retiree health care plans that our plan actuaries have determined to be actuarially equivalent to Medicare Part D. We recognized the effects of the Act during 2004, which reduced the 2004 accumulated postretirement benefit obligation by approximately $11 million. During January 2005 the Final Rule for implementing the Medicare Prescription Drug Benefit was issued, which clarified the methodology for determining the actuarial equivalence and the amount of the federal subsidy. We recognized the impact of the Final Rule during 2005 by reducing our 2005 accumulated postretirement benefit obligation by approximately $24 million.

Projected benefit payments for our U.S. and non-U.S. plans, which reflect expected future service are as follows:

In millions	Total net benefit payment before Medicare Part D subsidy	Estimated amount of Medicare Part D subsidy
2007	$ 43	$ 3
2008	43	4
2009	43	4
2010	42	4
2011	42	4
2012 – 2016	192	22

During January 2007, we received $3 million of Medicare Part D subsidy payments relating to plan year 2006.

NOTE 10: EMPLOYEE BENEFITS

In millions	2006	2005
Postretirement health care and life insurance benefits	**$394**	$381
Unfunded supplemental pension plan	**145**	134
Long-term disability benefit costs	**42**	40
Foreign pension liabilities	**104**	44
Other	**50**	52
Total	**$735**	$651

See Note 9 for more information on pension and postretirement health care benefits.

NOTE 11: RESTRICTED CASH

Restricted cash represents investments in cash equivalents through a trust designed to meet financial assurance requirements of U.S., state and local environmental agencies with respect to plant operations. These requirements are based on an annual assessment of our net worth. Because we have met the specified requirements, most authorities have released the restrictions and only $3 million remained at December 31, 2006, down from $4 million at December 31, 2005.

NOTE 12: RECEIVABLES, NET

In millions	**2006**	2005
Customers	**$1,356**	$1,312
Affiliates	**18**	23
Employees	**12**	5
Other	**224**	188
	1,610	1,528
Less allowance for doubtful accounts	**40**	43
Total	**$1,570**	$1,485

Employee receivables are primarily comprised of relocation and education reimbursements for our employees.

NOTE 13: INVENTORIES

Inventories consist of the following:

In millions	**2006**	2005
Finished products and work in process	**$818**	$638
Raw materials	**121**	118
Supplies	**45**	42
Total	**$984**	$798

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) inventory method for domestic inventories, which approximates 50% of the total inventory balance. The remainder is determined by the first-in, first-out (FIFO) method. The excess of replacement cost over the value of inventories based upon the LIFO method was $127 million and $120 million at December 31, 2006 and 2005, respectively. Liquidation of prior years' LIFO inventory layers did not materially affect cost of goods sold in 2006, 2005 or 2004.

NOTE 14: PREPAID EXPENSES AND OTHER CURRENT ASSETS

In millions	**2006**	2005
Deferred tax assets	**$149**	$168
Prepaid expenses	**67**	81
Fair market value of interest rate lock (see Note 5)	**11**	–
Other current assets	**27**	20
Total	**$254**	$269

NOTE 15: LAND, BUILDINGS AND EQUIPMENT, NET

In millions	**2006**	2005
Land	**$ 142**	$ 139
Buildings and improvements	**1,729**	1,683
Machinery and equipment	**5,721**	5,531
Capitalized interest	**340**	329
Construction in progress	**218**	168
	8,150	7,850
Less accumulated depreciation	**5,481**	5,208
Total	**$2,669**	$2,642

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10); capitalized software (5-7). The principle life used in determining the depreciation rate for leasehold improvements is the years remaining in the lease term or the useful life (in years) of the asset, whichever is shorter. These assets are depreciated over their estimated useful lives using straight-line methods.

In 2006, 2005 and 2004, respectively, interest costs of $11 million, $9 million and $10 million were capitalized. Amortization of such capitalized costs included in depreciation expense was $14 million, $14 million and $15 million in 2006, 2005 and 2004, respectively.

Depreciation expense was $403 million, $415 million and $414 million in 2006, 2005 and 2004, respectively.

NOTE 16: GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004, by business segment, are as follows:

In millions	Coatings	Monomers	Performance Chemicals	Electronic Materials	Salt	Adhesives and Sealants	Total
Balance as of January 1, 2005[1]	$241	$29	$180	$370	$357	$471	$1,648
Goodwill related to acquisitions[2]	–	–	6	11	–	–	17
Currency effects and other[3]	(8)	–	(12)	(2)	(1)	(10)	(33)
Opening balance sheet adjustments[4]	(21)	–	(18)	(17)	(28)	(23)	(107)
Balance as of December 31, 2005	$212	$29	$156	$362	$328	$438	$1,525
Goodwill related to acquisitions[2]	–	–	6	8	–	–	14
Currency effects and other[3]	3	–	5	(2)	(5)	1	2
Balance as of December 31, 2006	$215	$29	$167	$368	$323	$439	$1,541

[1] *Certain prior year balances have been reclassified to conform to the current year presentation.*

[2] *Goodwill related to acquisitions is due to the following: $8.0 million and $11.0 million, respectively, Electronic Materials – buyback of additional shares of CMPT; $6.0 million and $6.0 million, respectively, Performance Chemicals – related to the 2006 acquisition of Floralife®, Inc., and 2005 acquisition of a joint venture.*

[3] *Certain goodwill amounts are denominated in foreign currencies and are translated using the appropriate U.S. dollar exchange rate.*

[4] *Primarily relates to adjustments to opening balance sheet liabilities due to the favorable resolution of tax audits resulting in the reduction of opening balance sheet tax reserves and valuation allowances.*

Intangible Assets

SFAS No. 142 established two broad categories of intangible assets: finite-lived intangible assets, which are subject to amortization; and indefinite-lived intangible assets, which are not subject to amortization.

The following table provides information regarding our intangible assets:

In millions				Finite Lived		Indefinite Lived	Total
	Developed Technology	Customer Lists	Tradename	Patents, Licenses and Other	Strategic	Tradename	
Gross asset value							
Balance as of January 1, 2005	$ 383	$ 873	$142	$ 164	$62	$318	$1,942
Retirements	–	–	–	(4)	–	–	(4)
Currency	1	20	3	2	13	10	49
Acquisitions	–	–	–	–	–	–	–
Impairments	(1)	(28)	(7)	(2)	–	–	(38)
Balance as of December 31, 2005	$ 383	$ 865	$138	$ 160	$75	$328	$1,949
Currency	6	13	3	(1)	–	–	21
Acquisitions	9	3	–	13	–	1	26
Balance as of December 31, 2006	$ 398	$ 881	$141	$ 172	$75	$329	$1,996
Accumulated amortization							
Balance as of January 1, 2005	$(126)	$(123)	$ (27)	$ (91)	$ (4)	$ (20)	$ (391)
Additions	(23)	(21)	(2)	(9)	–	–	(55)
Currency	–	(5)	(2)	–	(1)	(1)	(9)
Impairments	–	5	3	1	–	–	9
Balance as of December 31, 2005	$(149)	$(144)	$ (28)	$ (99)	$ (5)	$ (21)	$ (446)
Additions	(24)	(23)	(4)	(5)	–	–	(56)
Currency	(3)	(3)	(1)	–	–	–	(7)
Balance as of December 31, 2006	$(176)	$(170)	$ (33)	$(104)	$ (5)	$(21)	$ (509)
Net book value	$ 222	$ 711	$108	$ 68	$70	$308	$1,487

Certain of our intangible assets are denominated in foreign currencies and are translated using the appropriate U.S. dollar exchange rate. For the year ended December 31, 2006, the currency translation adjustment recorded to the gross carrying amount and accumulated amortization was $21 million and $(7) million, respectively. During the first quarter of 2005, we discovered inaccuracies in the methodology being used to translate foreign currency denominated assets, acquired in our purchase of Morton International, Inc., into U.S. dollars. As a result, currency translation adjustments related to these assets were understated and we recorded a $33 million increase to our cumulative translation adjustment account, a component of accumulated other comprehensive loss. The impact to intangible assets was an $82 million increase to the gross carrying amount and a $(12) million increase to accumulated amortization. For the year ended December 31, 2005, the currency translation adjustment recorded to the gross carrying amount and accumulated amortization was $(33) million and $3 million, respectively.

Finite-lived intangible assets increased by $14 million as a result of our acquisition of Floralife®, Inc. in April 2006. In addition, we also acquired various license agreements amounting to $12 million finite-lived intangibles in relation to our Electronic Materials Business. In 2005, we recorded $29 million, respectively to adjust the carrying value of certain finite-lived intangible assets to their fair values in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* These charges were recorded in the Provision for Restructuring and Asset Impairments in the Consolidated Statement of Operations. See Note 3: "Provision for Restructuring and Asset Impairments" for additional information on the impairments.

Annual SFAS No. 142 Impairment Review

In accordance with the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets,"* we are required to perform, at a reporting unit level, an annual impairment review of goodwill and indefinite-lived intangible assets, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For purposes of this review, we primarily utilize discounted cash flow analyses for estimating the fair value of the reporting units. We completed our annual recoverability review as of May 31, 2006, 2005 and 2004, and determined that goodwill and indefinite-lived intangible assets were fully recoverable as of these dates.

SFAS No. 144 Impairment Review

Finite-lived intangible assets are amortized over their estimated useful lives and are reviewed for impairment whenever changes in circumstances indicate the carrying value may not be recoverable in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."*

Amortization expense for finite-lived intangible assets was $56 million and $55 million for the year ended December 31, 2006 and 2005, respectively. Future amortization expense is estimated to be $57 million for the year 2007 and $56 million for each of the subsequent four years.

NOTE 17: OTHER ASSETS

In millions	**2006**	2005
Prepaid pension cost (see Note 9)	**$131**	$306
Rabbi trust assets (see Note 9)	**71**	63
Insurance receivables	**28**	28
Deferred tax assets (see Note 7)	**52**	29
Other employee benefit assets	**16**	20
Fair market value of interest rate swaps (see Note 5)	**–**	1
Other non-current assets	**26**	29
Total	**$324**	$476

NOTE 18: BORROWINGS

Short-Term Obligations

In millions	**2006**	2005
Other short-term borrowings	**$112**	$110
Current portion of long-term debt	**281**	11
Total	**$393**	$121

Generally, our short-term borrowings consist of bank loans with an original maturity of twelve months or less. As of December 31, 2006, we had uncommitted credit arrangements with financial institutions to provide local credit facilities to our foreign subsidiaries for working capital needs. At December 31, 2006 and 2005, $80 million and $88 million, respectively, were outstanding under such arrangements. The weighted-average interest rate of short-term borrowings was 6.6% and 5.2% at December 31, 2006 and 2005, respectively.

In November 2003 and September 2004, we entered into three-year receivables securitization agreements under which two of our operating subsidiaries in Japan sell a defined pool of trade accounts receivable without recourse to an unrelated third party financier who purchases and receives ownership interest and the risk of credit loss in those receivables. The transfers qualify for sales treatment under SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* The utilized balance under the receivables securitization agreements was $18 million at December 31, 2006 and 2005 and is not included in debt on the Consolidated Balance Sheets but rather is reflected as a reduction of receivables. Amounts sold related to these agreements totaled $70 million and $75 million in 2006 and 2005, respectively. The maximum availability under these agreements is $31 million. We continue to retain collection and administrative responsibilities in the receivables. When the third party financier sells the receivables, the associated discount is accounted for as a loss on the sale of receivables and has been included in other expense in the Consolidated Statements of Operations. This discount was immaterial in 2006, 2005 and 2004. Due to the short-term nature of the non-interest bearing receivables sold, changes to the key assumptions would not materially impact the recorded loss on the sale of receivables.

Long-Term Debt and Other Financing Arrangements

The following table illustrates the carrying value of long-term debt included in the Consolidated Balance Sheets at December 31, 2006 and 2005.

In millions	Currency	Maturities	2006	2005
6.0% notes	Euro	2007	**$ 211**	$ 190
TIBOR[1] plus 0.45% notes	Japanese Yen	2007	**59**	59
TIBOR[1] plus 0.45% notes	Japanese Yen	2008	**–**	70
7.40% notes	U.S. Dollar	2009	**–**	100
TIBOR[1] plus 0.45% notes	Japanese Yen	2009	**23**	–
8.74% obligation	U.S. Dollar	2012	**19**	21
3.50% notes	Euro	2012	**319**	285
9.25% debentures	U.S. Dollar	2020	**144**	145
9.80% notes	U.S. Dollar	2020	**91**	98
7.85% debentures	U.S. Dollar	2029	**882**	882
3.50% notes	Japanese Yen	2032	**167**	170
Fair market value adjustments			**20**	29
Other			**34**	36
			1,969	2,085
Less: current portion			**281**	11
Total			**$1,688**	$2,074

[1] *Six-month Tokyo Interbank Offered Rate ("TIBOR")*

In December 2006, we issued 2.7 billion of Japanese Yen-denominated variable rate notes (approximately $23 million at December 31, 2006) due in December 2009. The interest rate is set semi-annually in June and December at the six-month TIBOR plus 0.45%. Interest is paid semi-annually.

During 2006, we completed the early retirement of the remaining $100 million of 7.4% notes scheduled to mature on July 15, 2009. The retirement which was completed in three stages beginning in March 2005, resulted in a loss of $17 million in 2005 and an immaterial gain in 2006.

In July 2005, we issued 8.25 billion of Japanese Yen-denominated variable rate notes ($70 million at December 31, 2005) due in July 2008. The interest rate is set semi-annually in January and July at the six-month TIBOR plus 0.45%. Interest is paid semi-annually in January and July. These notes were retired early in September 2006.

On September 19, 2005, we completed an exchange offer to existing holders of our €400 million 6.0% Euro-denominated notes due March 9, 2007. As a result of the exchange offer, €240 million of the 6.0% Euro notes was exchanged for €253 million 3.5% Euro-denominated notes due September 19, 2012. The transaction was accounted for as an exchange of debt under EITF 96-19, *"Debtor's Accounting for a Modification or Exchange of Debt Instruments,"* and therefore no gain or loss was recognized. Costs of approximately $1 million associated with the exchange were expensed during the third quarter of 2005. The 3.5% Euro notes were initially be recorded at €240 million ($284 million at December 31, 2005) (a discount of €13 million) and subject to accretion up to the €253 million principal value over the time through maturity.

The 3.50% Japanese Yen notes issued in February 2002 are callable annually after March 2012.

The 9.25% debentures due 2020, previously issued by Morton International, Inc., are credit-sensitive unsecured obligations (Debentures). The coupon interest rate on the Debentures is subject to adjustment upon changes in the debt rating of the Debentures as determined by Standard and Poor's Corporation or Moody's Investors Service. Upon acquiring Morton International, Inc., we recorded a fair market value adjustment on the Debentures, which is being amortized ratably over the remaining life of the Debentures. The remaining amount of this adjustment amounted to $17 million in 2006 and $19 million in 2005. These debentures are guaranteed by Rohm and Haas Company.

The remaining fair market value adjustments result from changes in the carrying amounts of certain fixed-rate borrowings that have been designated as being hedged. In 2006, the remaining $3 million relates to settled interest rate swaps on outstanding debt. Of the $10 million in 2005, $1 million relates to outstanding interest rate swaps and $9 million relates to settled interest rate swaps on outstanding debt. The proceeds from the settlement of interest rate swaps are recognized as reductions of interest expense over the remaining maturity of the related hedged debt.

We have a revolving credit facility of $500 million, which expires December 2011, that is maintained for general corporate purposes including support for any future issuance of commercial paper. The commitment was unused at December 31, 2006 and 2005. No compensating balance is required for this revolving credit agreement. Our revolving credit and other loan agreements require that earnings before interest, taxes, depreciation and amortization, excluding certain items, exceed 3.5 times consolidated interest expense on a rolling four-quarter basis. There are no restrictions on the payment of dividends.

At December 31, 2006, we had outstanding letters of credit totaling approximately $36 million issued primarily in support of self-insurance, environmental and tax-related activities. There were no drawdowns under these letters of credit.

The aggregate amount of long-term debt maturing in each of the next five years is $281 million in 2007, $11 million in 2008, $33 million in 2009, $13 million in 2010, and $10 million in 2011.

During 2006, 2005 and 2004, we made interest payments, net of capitalized interest, of $109 million, $147 million, and $139 million, respectively.

NOTE 19: ACCRUED LIABILITIES

In millions	2006	2005
Salaries and wages	**$170**	$198
Interest	**52**	53
Sales incentive programs and other selling accruals	**69**	78
Taxes, other than income taxes	**107**	83
Employee benefits	**93**	138
Derivative instruments	**41**	8
Reserve for restructuring (see Note 3)	**37**	37
Deferred revenue on supply contracts	**10**	10
Insurance and legal	**4**	9
Marketing and sales promotion	**14**	14
Reserve for environmental remediation (see Note 26)	**40**	36
Other	**179**	145
Total	**$816**	$809

NOTE 20: OTHER LIABILITIES

In millions	2006	2005
Reserves for environmental remediation (see Note 26)	**$101**	$111
Deferred revenue on supply contracts	**34**	46
Legal contingencies	**42**	42
Asset retirement obligations	**15**	14
Other	**38**	28
Total	**$230**	$241

Our asset retirement obligations are primarily associated with the following: 1) the capping of certain brine and gas wells used by our Salt segment for the production of various products; and 2) the contractual requirement to remove or dismantle certain leasehold improvements at the end of the lease term.

In millions	Asset Retirement Obligations
Balance as of January 1, 2004	$13
Liabilities settled	(1)
Accretion expense	1
Currency effects	1
Revisions in estimated cash flows	–
Balance as of December 31, 2004	$14
Liabilities settled	–
Accretion expense	1
Currency effects	–
Revisions in estimated cash flows	(1)
Balance as of December 31, 2005	$14
Liabilities settled	(1)
Accretion expense	1
Currency effects	1
Revisions in estimated cash flows	–
Balance as of December 31, 2006	$15

The liability for certain asset retirement obligations cannot currently be measured as the retirement dates are not yet determinable. We will recognize the liability when sufficient information exists to estimate a range of potential dates.

NOTE 21 EARNINGS PER SHARE

The reconciliation from basic to diluted earnings per share from continuing operations is as follows:

In millions, except per share amounts	Earnings (Numerator)	Shares (Denom-inator)	Per Share Amount
2006			
Net earnings from continuing operations available to stockholders	$755	218.9	$3.45
Dilutive effect of options and non-vested restricted stock[1]		2.3	
Diluted earnings from continuing operations per share	$755	221.2	$3.41
2005			
Net earnings from continuing operations available to stockholders	$616	221.9	$2.78
Dilutive effect of options and non-vested restricted stock[1]		2.0	
Diluted earnings from continuing operations per share	$616	223.9	$2.75
2004			
Net earnings from continuing operations available to stockholders	$484	222.9	$2.17
Dilutive effect of options and non-vested restricted stock[1]		1.3	
Diluted earnings from continuing operations per share	$484	224.2	$2.16

[1] *There were approximately 0.7 million shares, 0.7 million shares and 1.2 million shares in 2006, 2005 and 2004, respectively, attributable to stock options that were excluded from the calculation of diluted earnings per share as the exercise price of the stock options was greater than the average market price.*

NOTE 22 STOCKHOLDERS' EQUITY

We have an employee stock ownership and savings plan ("the Savings Plan") where eligible employees may contribute up to 50% of qualified before-tax pay and up to 19% of after-tax pay to the Savings Plan, subject to the annual limit set by the IRS. We match the first 6% of the salary contributed at 60 cents on the dollar. We provide for the Savings Plan matching contributions with common shares through a leveraged Employee Stock Ownership Plan (ESOP). We have elected to continue to account for the Savings Plan based on AICPA Statement of Position 76-3, *"Accounting Practices for Certain Employee Stock Ownership Plans"* as permitted by AICPA Statement of Position 93-6, *"Employers' Accounting for Employee Stock Ownership Plans."*

The ESOP purchased 18.9 million shares (split adjusted) of our common stock in 1990. The 18.9 million shares will decline over the 30-year life of the ESOP as shares are allocated to employee savings plan member accounts. We financed this purchase by borrowing $150 million at a 9.8% rate for 30 years, plus funds from other sources, which were loaned to the ESOP trust with payments guaranteed by us. The ESOP trust funds annual loan payments of $20 million, which include principal and interest, from interest earnings on cash balances and common dividends on shares not yet allocated to participants, common dividends on certain allocated shares and company cash contributions. Interest expense recorded by the ESOP trust related to annual loan payments totaled $15 million, $15 million and $16 million in 2006, 2005 and 2004, respectively.

Dividends paid on ESOP shares used as a source of funds for the ESOP financing obligation were $18 million, $16 million and $15 million, in 2006, 2005 and 2004, respectively. These dividends were recorded net of the related U.S. tax benefits. We contributed cash of $2 million, $4 million and $5 million in 2006, 2005 and 2004, respectively. The number of ESOP shares not allocated to plan members at December 31, 2006, 2005 and 2004 were 8.6 million, 9.2 million and 9.8 million, respectively. All shares not allocated to plan members are considered outstanding for purposes of computing basic and diluted EPS under AICPA Statement of Position 76-3.

We recorded compensation expense for the Savings Plan of $6 million annually in 2006, 2005 and 2004, respectively, for ESOP shares allocated to plan members. We expect to record annual compensation expense of approximately this amount over the next 14 years as the remaining $146 million of ESOP shares are allocated to plan members. The allocation of shares from the ESOP is expected to fund a substantial portion of our future obligation to match employees' savings plan contributions as the market price of Rohm and Haas stock appreciates. However, if the stock price does not appreciate, we would need to make additional contributions.

Stockholders' Rights Plan

In 2000, we adopted a stockholders' rights plan under which the Board of Directors declared a dividend of one preferred stock purchase right (Right) for each outstanding share of our common stock held of record as of the close of business on November 3, 2000. The Rights initially are deemed to be attached to the common shares and detach and become exercisable only if (with certain exceptions and limitations) a person or group has obtained or attempts to obtain beneficial ownership of 15% or more of the outstanding shares of our common stock or is otherwise determined to be an "acquiring person" by the Board of Directors. Each Right, if and when it becomes exercisable, initially will entitle holders of the Rights to purchase one one-thousandth (subject to adjustment) of a share of Series A Junior Participating Preferred Stock for $150 per one one-thousandth of a Preferred Share, subject to adjustment. Each holder of a Right (other than the acquiring person) is entitled to receive a number of shares of our common stock with a market value equal to two times the exercise price, or $300. The Rights expire, unless earlier exercised or redeemed, on December 31, 2010.

Share Repurchase Program

In December 2004, our Board of Directors authorized the repurchase of up to $1 billion of our common stock through 2008, with the timing of the purchases depending on market conditions and other priorities for cash. During 2006, we used $264 million of available cash to repurchase 5.7 million of our outstanding shares. As of December 31, 2006, we had repurchased $537 million of our stock or 11.7 million shares under the current authorization.

NOTE 23: SHARE-BASED COMPENSATION PLANS

We have various stock-based compensation plans for directors, executives and employees.

1999 Stock Plan

Under this plan, as amended in 2001 and 2004, we may grant as options or restricted stock up to 29 million shares of common stock with no more than 3 million of these shares granted to any employee as options over a five-year period. No more than 50% of the shares in this plan can be issued as restricted stock. Awards under this plan may be granted to our employees and directors. Options granted under this plan in 2006, 2005 and 2004 were granted at the fair market value on the date of grant and generally vest over three years expiring within 10 years of the grant date. As of December 31, 2006, approximately 14.6 million shares were issuable under this plan.

Non-Employee Directors' Stock Plans of 1997 and 2005

Under the 1997 Non-Employee Directors' Stock Plan, directors receive half of their annual retainer in deferred stock. Each share of deferred stock represents the right to receive one share of our common stock upon leaving the board. Directors may also elect to defer all or part of their cash compensation into deferred stock. Annual compensation expense is recorded equal to the number of deferred stock shares awarded multiplied by the market value of our common stock on the date of award. Additionally, directors receive dividend equivalents on each share of deferred stock, payable in deferred stock, equal to the dividend paid on a share of common stock. As a result of provisions of the *"American Jobs Creation Act of 2004,"* enacted in November 2004, we replaced the Non-Employee Directors' Stock Plan of 1997 with a new plan which was approved by the stockholders at the May 2005 Annual Meeting of Stockholders. The new plan has the provisions required by this legislation but otherwise has the same terms as the old plan.

Rohm and Haas Company Non-Qualified Savings Plan

Under this plan, as amended in 2005, employees above a certain level can add to their retirement savings by deferring compensation into the plan. We match 60% of participant's contributions, up to 6% of the participant's compensation in Rohm and Haas Stock Units that are rights to acquire shares of Rohm and Haas Company common stock. Participants can also make an irrevocable election to convert restricted stock on which restrictions are about to lapse into Rohm and Haas Stock Units. We do not match these elections. Due to the adoption of the *"American Jobs Creation Act of 2004,"* enacted in November 2004, we replaced the Rohm and Haas Company Non-Qualified Savings Plan with a new plan, which was approved by the stockholders at the May 2005 Annual Meeting of Stockholders. The new plan has the provisions required by this legislation but otherwise has the same terms as the old plan.

Share-Based Compensation Overview

The majority of our share-based compensation awards are granted in restricted stock and restricted stock units ("restricted stock"), and non-qualified stock options. For the years ended December 31, 2006, 2005 and 2004, we recognized approximately $48 million, $50 million and $22 million, respectively, of pre-tax expense related to share-based compensation, and a related income tax benefit of $16 million, $17 million and $8 million, respectively. Approximately $11 million, $6 million and $4 million of the total expense was related to liability awards for the years ended December 31, 2006, 2005 and 2004, respectively. Approximately $5 million, zero, and zero in share-based liabilities were actually paid as of December 31, 2006, 2005 and 2004, respectively.

Of the total expense recorded in 2006, approximately $31 million was a component of selling and administrative expense, $9 million was a component of cost of sales, and $8 million was a component of research and development. The amount of compensation cost capitalized was not material.

During the first quarter of 2005, we became aware of a provision of SFAS No. 123, which resulted in an acceleration of our share-based compensation for retirement eligible employees where our plans provide for immediate vesting of share-based compensation upon their retirement. This resulted in a one-time adjustment of approximately $12 million pre-tax, which related to prior periods.

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), *"Share-Based Payment."* SFAS No. 123R, which is a revision of FASB Statement No. 123 ("SFAS No. 123"), *"Accounting for Stock-Based Compensation,"* requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values. Because we adopted the fair value method of recording stock-based compensation as defined in SFAS No. 123 on January 1, 2003, all options granted prior to January 1, 2003 were fully vested as of January 1, 2006. Therefore, the adoption of SFAS No. 123R did not materially impact our consolidated results of operations. However, we are required to comply with the following provisions of SFAS No. 123R, which also did not materially impact our consolidated results:

- *Forfeiture rate* – SFAS No. 123R requires the recognition of expense only for awards that will eventually vest. The provision requires pre-vesting forfeitures to be estimated at the time of grant and modified, if necessary, if actual forfeitures differ from estimated forfeitures. Our forfeiture rates were based upon historical share-based compensation cancellations through December 31, 2005. The estimated forfeiture rates resulted in an immaterial adjustment to current unvested awards.

- *Tax benefits* – SFAS No. 123R requires tax benefits resulting from share-based compensation in excess of compensation cost recognized to be classified as financing cash flows in the Consolidated Statements of Cash Flows. Prior to the adoption of SFAS No. 123R, tax benefits resulting from share-based compensation were classified as operating cash flows.

- *Tax windfall pool* – SFAS No. 123R requires companies to calculate a cumulative pool of tax windfalls, offset by tax shortfalls, using historical data from the original implementation date of SFAS No. 123. We have calculated a tax windfall pool as of December 31, 2006; therefore, any future tax shortfalls related to share-based compensation should be charged against additional paid-in capital up to the amount of our windfall pool.

Stock Options

Our stock options generally vest over three years, with one-third vesting each year. We recognize expense for our stock options using the straight-line method over the requisite service period. Our options generally expire ten years after the grant date. The total value of compensation expense for stock options is equal to the fair value of the award on the grant date. We calculate the fair value of stock options utilizing the Black-Scholes option-pricing model. For the years ended December 31, 2006, 2005 and 2004, we recognized approximately $8 million, $13 million and $6 million, respectively, of pre-tax compensation expense in the Consolidated Statements of Operations for stock options, and a related income tax benefit of $2 million, $4 million and $2 million, respectively.

A summary of our stock options as of December 31, 2006, is presented below:

	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (000's)
Outstanding at January 1, 2004	11,246	$34.29		
Granted	737	40.20		
Forfeited	(163)	36.62		
Exercised	(1,589)	30.27		
Outstanding at December 31, 2004	10,231	35.30		
Granted	705	48.60		
Forfeited	(108)	40.03		
Exercised	(2,404)	33.99		
Outstanding at December 31, 2005	8,424	36.73		
Granted	791	50.37		
Forfeited	(97)	47.65		
Exercised	(2,205)	34.16		$36,062
Outstanding at December 31, 2006	6,913	38.96	5.36	$84,090
Options exercisable at December 31, 2006	5,573	$36.69	4.59	$80,411

As of December 31, 2006, 2005, and 2004, the weighted average fair value of options granted was $12.73, $13.84, and $12.08, respectively.

As of December 31, 2006, there was $5 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of approximately 1.1 years.

The Black-Scholes option-pricing model was used to estimate the fair value for each grant made under the Rohm and Haas plan during the year. The following are the weighted-average assumptions used for all shares granted in the years indicated:

	2006	2005	2004
Volatility	**28.83**	30.47	33.85
Risk-free interest rate	**4.67%**	4.08%	3.32%
Dividend yield	**3.26%**	1.83%	2.24%
Expected life (in years)	**6**	5	6

- The volatility rate is based upon historical stock price over the expected life of the option.
- The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the option.
- The dividend yield rate was based upon historical information as well as estimated future dividend payouts.
- The expected life is based upon the "simplified" method, which is defined in Staff Accounting Bulletin No. 107.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable	
	Number Outstanding (000's)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Number Exercisable (000's)	Weighted-Average Exercise Price
Range of exercise prices					
$20 – 25	111	1.66	$21.76	111	$21.76
25 – 30	691	5.48	28.25	691	28.25
30 – 35	1,198	3.74	32.94	1,198	32.94
35 – 40	2,994	5.08	39.16	2,801	39.09
40 – 46	544	2.90	41.40	544	41.40
46 – 50	1,375	8.62	49.55	228	48.60

Restricted Stock

Our restricted stock primarily cliff-vests over three to five years. We recognize expense for our restricted stock using the straight-line method over the requisite service period. The total value of compensation expense for restricted stock is equal to the average of the high and low price of Rohm and Haas Company shares on the date of grant. Total pre-tax compensation expense recognized in the Consolidated Statements of Operations for restricted stock was $26 million, $29 million and $13 million in the years ended December 31, 2006, 2005 and 2004, respectively.

A summary of our restricted stock as of December 31, 2006, is presented below:

	Shares (000's)	Weighted-Average Fair Value Per Share	Aggregate Intrinsic Value (000's)
Nonvested at January 1, 2004	1,351	$22.91	
Granted	758	40.68	
Forfeited	(53)	30.83	
Vested	(102)	33.05	
Nonvested at December 31, 2004	1,954	33.52	
Granted	555	47.82	
Forfeited	(92)	47.82	
Vested	(218)	27.47	
Nonvested at December 31, 2005	2,199	37.25	
Granted	614	50.16	
Forfeited	(130)	40.24	
Vested	(133)	36.82	$6,569
Nonvested at December 31, 2006	2,550	$40.23	

As of December 31, 2006, there was $44 million of unrecognized compensation cost related to unvested restricted stock, which is expected to be recognized over a weighted-average period of approximately 2.0 years.

Long-term Performance Share Plan ("LTPSP")

We grant executives share-based liability awards (amounts settled in cash) and equity awards whose vesting is contingent upon meeting various performance goals, including return on net assets and our company stock performance against peers. We calculate the fair value of the market-based component of the equity award using a lattice model. Shares related to our long-term incentive plan vest over a period of 3 years. Total pre-tax compensation expense recognized in the Consolidated Statements of Operations for our LTPSP was $14 million, $8 million, and $3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, there was $13 million of total unrecognized compensation cost related to nonvested share-based compensation awards granted under our performance plan; that cost is expected to be recognized over a period of approximately 1.7 years.

Financial Accounting Standards Board Statement No. 148 ("SFAS No. 148")

The disclosure requirements of SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure,"* which allowed us to adopt SFAS No. 123 prospectively, provide that the pro forma net earnings and net earnings per share be presented as if the fair value based method had been applied to all awards granted to employees, not just awards granted after the date of adoption. All of our options issued prior to January 1, 2003, the date we adopted SFAS No. 123, fully vested in the first quarter of 2005; therefore, our share-based employee compensation expense from the second quarter of 2005 going forward is equal to total share-based employee compensation expense determined under fair value-based method. See table below for the effect of SFAS No. 123 on 2004 net earnings from continuing operations.

In millions, except per share amounts	2004
Net earnings from continuing operations, as reported	$484
Add	
Share-based employee compensation expense included in reported net earnings, after-tax	13
Deduct	
Total share-based compensation expense determined under the fair-value based method for all awards, net of related tax effects.	(26)
Pro forma net earnings from continuing operations	$471

	2004
Net earnings per share from continuing operations	
Basic, as reported	$2.17
Basic, pro forma	2.11
Diluted, as reported	$2.16
Diluted, pro forma	2.10

NOTE 24: ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows:

In millions	**2006**	2005	2004
Cumulative translation adjustments	**$ 10**	$ 12	$ 25
Minimum pension liability adjustments	**–**	(122)	(101)
Unrecognized losses and prior service cost, net, on pension and postretirement obligations	**(330)**	–	–
Net gain (loss) on derivative instruments	**4**	5	(4)
Accumulated other comprehensive loss	**$(316)**	$(105)	$(80)

NOTE 25: LEASES

We lease certain properties and equipment used in our operations, primarily under operating leases. Most lease agreements require minimum lease payments plus a contingent rental based upon equipment usage and escalation factors. Total net rental expense incurred under operating leases amounted to $81 million, $77 million and $80 million in 2006, 2005 and 2004, respectively.

Total future minimum lease payments under the terms of non-cancelable operating leases are as follows:

In millions	Future Minimum Lease Payments
2007	$62
2008	41
2009	31
2010	22
2011	18

NOTE 26: CONTINGENT LIABILITIES, GUARANTEES AND COMMITMENTS

We are a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's ("EPA") National Priority List, where remediation costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state statutes. In some of these matters we may also be held responsible for alleged property damage. We have provided for future costs, on an undiscounted basis, at certain of these sites. We are also involved in corrective actions at some of our manufacturing facilities.

We consider a broad range of information when we determine the amount necessary for remediation accruals, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other potentially responsible parties ("PRPs") to pay costs apportioned to them and current laws and regulations. We assess the accruals quarterly and update these as additional technical and legal information becomes available. However, at certain sites, we are unable, due to a variety of factors, to assess and quantify the ultimate extent of our responsibility for study and remediation costs.

Remediation Reserves and Reasonably Possible Amounts

Reserves for environmental remediation that we believe to be probable and estimable are recorded appropriately as current and long-term liabilities in the Consolidated Balance Sheets. The amounts charged to pre-tax earnings for environmental remediation and related charges are included in cost of goods sold and are presented below:

In millions	Balance
December 31, 2004	$137
Amounts charged to earnings	38
Spending	(28)
December 31, 2005	$147
Amounts charged to earnings	25
Spending	(31)
December 31, 2006	$141

In addition to accrued environmental liabilities, there are costs which have not met the definition of probable, and accordingly, are not recorded in the Consolidated Balance Sheets. We have identified reasonably possible loss contingencies related to environmental matters of approximately $120 million, $110 million and $80 million at December 31, 2006, 2005 and 2004, respectively.

Further, we have identified other sites where future environmental remediation may be required, but these loss contingencies cannot be reasonably estimated at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the interpretation of applicable laws and regulations, the outcome of negotiations with regulatory authorities, and alternative methods of remediation.

Except as noted below, we believe that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on our consolidated financial position, but could have a material adverse effect on consolidated results of operations or cash flows in any given period.

Our significant sites are described in more detail below.

Wood-Ridge/Berry's Creek

The Wood-Ridge, New Jersey site ("Site"), and Berry's Creek, which runs past this Site, are areas of environmental significance to the Company. The Site is the location of a former mercury processing plant acquired many years ago by a company later acquired by Morton International, Inc. ("Morton"). Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation of the Site. The New Jersey Department of Environmental Protection issued the Record of Decision documenting the clean-up requirements for the manufacturing site in October 2006. The Company has submitted a work plan to implement the remediation, and will enter into an agreement or order to perform the work in early 2007. Our exposure at the Site will depend on clean-up costs and on the results of efforts to obtain contributions from others. Velsicol's liabilities for Site response costs will be addressed through a bankruptcy trust fund established under a court-approved settlement with Velsicol, and other parties, including the government.

With regard to Berry's Creek, and the surrounding wetlands, EPA has issued letters to over 150 PRPs for performance of a broad scope investigation of risks posed by contamination in Berry's Creek. Performance of this study is expected to take at least six years to complete. The PRPs are in the process of forming a representative group to negotiate with the EPA. Today, there is much uncertainty as to what will be required to address Berry's Creek, but investigation and clean-up costs, as well as potential resource damage assessments, could be very high and our share of these costs could possibly be material to the results of our operations, cash flows and consolidated financial position.

Moss Point

During 1996, the EPA notified Morton of possible irregularities in water discharge monitoring reports filed by its Moss Point, Mississippi plant in early 1995. Morton investigated and identified other environmental issues at the plant. An agreement with the EPA, the Department of Justice and the State of Mississippi resolving these historical environmental issues received court approval in early 2001. The accruals established for this matter were sufficient to cover the costs of the settlement. All operations at this Moss Point facility have now been terminated. Environmental investigation and interim remedial measures are proceeding pursuant to the court approved agreement.

In December 2002, a complaint was filed in Mississippi on behalf of over 700 plaintiffs against Morton, Rohm and Haas, Joseph Magazzu, a former Morton employee, and the Mississippi Department of Environmental Quality alleging personal injury and property damage caused by environmental contamination. In April 2005, this complaint was dismissed, without prejudice, with respect to all the plaintiffs. Similar complaints were filed in Mississippi on behalf of approximately 1,800 other plaintiffs; however, all but about 40 of these plaintiffs failed to comply with a court ruling that required plaintiffs to provide basic information on their claims to avoid dismissal. The remaining plaintiffs are individual plaintiffs since Mississippi procedural rules do not permit class actions. At this time, we see no basis for the claims of any of the plaintiffs and we are vigorously defending against them.

Paterson

We closed the former Morton plant at Paterson, New Jersey in December 2001, and are currently undertaking remediation of the site under New Jersey's Industrial Site Recovery Act. We removed contaminated soil from the site and constructed an on-site remediation system for residual soil and groundwater contamination. Off-site investigation of contamination is ongoing.

Martin Aaron Superfund Site

Rohm and Haas is a PRP at this Camden, New Jersey former drum recycling site. We are participating in a PRP group to address cost allocation and technical issues. U.S. EPA Region 2 has issued a Record of Decision ("ROD") specifying a remedy for the site. The New Jersey Department of Environmental Protection ("NJDEP") presented a past cost and Natural Resource Damages claim to the PRP Group. The PRP Group is negotiating a Consent Decree with EPA and NJDEP to conduct a remediation at the site.

Groundwater Treatment and Monitoring

Major remediation for certain sites, such as Kramer, Whitmoyer, Woodlands and Goose Farm has been completed. We are continuing groundwater remediation and monitoring programs. Reserves for these costs have been established.

Manufacturing Sites

We also have accruals for enforcement and corrective action programs under governmental environmental laws at several of our manufacturing sites. The more significant of these accruals for corrective action, in addition to those presented above, have been recorded for the following sites: Bristol, Pennsylvania; Philadelphia, Pennsylvania; Houston, Texas; Louisville, Kentucky; Ringwood, Illinois; Apizaco, Mexico; Jacarei, Brazil; Jarrow, U.K.; Lauterbourg, France; and Mozzanica, Italy.

Insurance Litigation

We have actively pursued lawsuits over insurance coverage for certain environmental liabilities. It is our practice to reflect environmental insurance recoveries in the results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal processes. These resolutions typically resolve coverage for both past and future environmental spending and involve the "buy back" of the policies and have been included in cost of goods sold. We settled with several of our insurance carriers and recorded pre-tax earnings of approximately $9 million, $8 million and $13 million for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, litigation is pending regarding insurance coverage for certain Ringwood plant environmental lawsuits and certain premises asbestos cases regarding the Weeks Island facility.

Self-Insurance

We maintain deductibles for general liability, business interruption and property damage to owned, leased and rented property. These deductibles could be material to our earnings, but they should not be material to our overall financial position. We carry substantial excess general liability, property and business interruption insurance above our deductibles. In addition, we meet all statutory requirements for automobile liability and workers' compensation.

Other Litigation

In December 2006, the federal government sued Waste Management of Illinois, Morton and Rohm and Haas for $1 million in un-reimbursed costs and interest for the H.O.D. landfill, a closed waste disposal site, owned and operated by Waste Management and a predecessor company, located in Antioch, Lake County, Illinois.

In November 2006, a complaint was filed in the United States District Court for the Western District of Kentucky by individuals alleging that their persons or properties were invaded by particulate and air contaminants from the Louisville plant. The complaint seeks class action certification alleging that there are hundreds of potential plaintiffs residing in neighborhoods within two miles of the plant. We have not yet been served with the complaint.

In April 2006 and thereafter, lawsuits were filed against Rohm and Haas claiming that the Company's Ringwood, Illinois plant contaminated groundwater and air that allegedly reached properties a mile south of the plant site. Also sued were the owner of a plant site neighboring our facility and a company which leases a portion of our facility. An action brought in federal court in Philadelphia, Pennsylvania, seeks certification of a class comprised of the owners and residents of about 500 homes in McCullom Lake Village, seeking medical monitoring and compensation for alleged property value diminution, among other things. In addition, lawsuits were filed in the Philadelphia Court of Common Pleas by sixteen individuals who claim that contamination from the plants has resulted in cancer (primarily of the brain). We believe that these lawsuits are without merit and we intend to defend them vigorously.

Rohm and Haas, Minnesota Mining and Manufacturing Company (3M) and Hercules, Inc. have been engaged in remediation of the Woodland Sites ("Sites"), two waste disposal locations in the New Jersey Pinelands, under various NJDEP orders since the early 1990s. Remediation is complete at one site and substantially complete at the other. In February 2006, a lawsuit was filed in state court in Burlington County, New Jersey by NJDEP and the Administrator of the New Jersey Spill Compensation Fund against these three companies and others for alleged natural resource damages relating to the Sites. In June 2006, after the lawsuit was served, the defendants filed a notice of removal of the action to the federal court in Camden, New Jersey. This lawsuit presents significant legal and public policy issues, including the fundamental issue of whether there are any "damages", and the Company intends to defend it vigorously.

In January 2006 and thereafter, civil lawsuits were filed against Rohm and Haas and other chemical companies in U.S. federal court, alleging violation of antitrust laws in the production and sale of methyl methacrylate ("MMA") and polymethylmethacrylates ("PMMA"). The various plaintiffs sought to represent a class of direct or indirect purchasers of MMA or PMMA in the United States from January 1, 1995 through December 31, 2003. The lawsuits referred to an investigation of certain chemical producers by the European Commission in which Rohm and Haas was not involved in any way. However, in September 2006, both the direct purchasers and the indirect purchasers filed amended complaints in which Rohm and Haas was not named as a defendant, and therefore the Company is no longer a party to these lawsuits. In addition, a plaintiff who brought another United States complaint in late 2006 has agreed to dismiss the Company. Although Rohm and Haas remains a defendant in a similar lawsuit filed in Canada, the Company believes the Canadian lawsuit is without merit as to Rohm and Haas, and if the company is not dropped from the lawsuit, it intends to defend it vigorously.

In late January 2006, Morton Salt was served with a Grand Jury subpoena in connection with an investigation by the Department of Justice into possible antitrust law violations in the "industrial salt" business. Neither Morton Salt, nor any Morton Salt employee has been charged with any wrongdoing. We are cooperating fully with the governmental investigation.

On December 22, 2005, a federal judge in Indiana issued a decision purporting to grant a class of participants in the Rohm and Haas pension plan the right to a cost-of-living adjustment ("COLA") as part of the retirement benefit for those who elect a lump sum benefit. The decision contravenes the plain language of the plan, which clearly and expressly excludes a discretionary COLA for participants who elect a lump sum. We feel strongly that our plan fully complies with applicable law and therefore the judge's decision is contrary to law. The judge has certified the question, enabling us to take an immediate appeal to the Seventh Circuit Court of Appeals and the Seventh Circuit has agreed to hear the appeal. We are awaiting a briefing schedule from that court. Were the decision to stand, the pension trust could be required to pay a COLA benefit to those plan participants who elected a lump sum benefit during the class period.

In August 2005, three actions were filed in the Philadelphia Court of Common Pleas relating to brain cancer incidence among employees who worked at our Spring House, Pennsylvania research facility. Two actions, which are now stayed pending the outcome of parallel workers' compensation proceedings, were filed on behalf of individuals; the third is a class-action complaint which seeks a medical monitoring program for about 6,000 current and former Spring House employees. The complaint alleges that the number of brain cancer cases exceeds normal occurrence rates and allege that the cancers were caused by workplace chemical exposure. Our ongoing epidemiological studies have not found an association between anything in the Spring House workplace and brain cancer. The Company believes that these actions have no merit and is actively defending against them. In April 2006, the court dismissed the medical monitoring case as barred by Pennsylvania Workers' Compensation Law and later stayed the case. The dismissal is now on appeal, and the plaintiff filed a Workers' Compensation Petition seeking medical monitoring on his behalf and on behalf of others similarly situated. The Company is seeking dismissal of an additional action filed by the plaintiff in the Pennsylvania Commonwealth Court relating to his Workers' Compensation Petition which the Company asked the court to dismiss.

In February 2003, the United States Department of Justice and antitrust enforcement agencies in the European Union, Canada and Japan initiated investigations into possible antitrust violations in the plastics additives industry. In April 2006, we were notified that the grand jury investigation in the United States had been terminated and no further actions would be taken against any parties. In August of 2006, Rohm and Haas was informed by the Canadian Competition Bureau that it was terminating its investigation having found insufficient evidence to warrant a referral to the Attorney General of Canada. In January 2007, we were advised that the European Commission has closed its impact modifier investigation. We previously reported that the Japanese Fair Trade Commission brought proceedings against named Japanese plastics additives producers but did not initiate action against Rohm and Haas and no further action is expected.

In civil litigation on plastics additives matters, we are a party to nine private federal court civil antitrust actions that have been consolidated in the U.S. District Court for the Eastern District of Pennsylvania, including one that originally had been filed in State Court in Ohio and another involving an individual direct purchaser claim that was filed in federal court in Ohio. These actions have been brought against Rohm and Haas and other producers of plastics additives products by direct purchasers of these products and seek civil damages as a result of alleged violations of the antitrust laws. The named plaintiffs in all but one of these actions are seeking to sue on behalf of all similarly situated purchasers of plastics additives products. Federal law provides that persons who have been injured by violations of Federal antitrust law may recover three times their actual damages plus attorneys' fees. In the fall of 2006, the court issued an order certifying six subclasses of direct purchasers premised on the types of plastics additives products that have been identified in the litigation. The defendants sought reconsideration of the certification order, and on December 20, 2006, the court denied reconsideration and reissued its order certifying the six subclasses. The court's certification order is under appeal. In addition, in August 2005, a new indirect purchaser class action antitrust complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania, consolidating all but one of the indirect purchaser cases that previously had been filed in various state courts, including Tennessee, Vermont, Nebraska, Arizona, Kansas and Ohio. The court has dismissed from the consolidated action the claims arising from the states of Nebraska, Kansas and Ohio, and allowed the claims from Arizona, Tennessee and Vermont to continue. The only remaining state court indirect action is the one filed in California. Our internal investigation has revealed no wrongdoing. We believe these cases are without merit as to Rohm and Haas, and we continue to vigorously defend against these actions.

As a result of the bankruptcy of asbestos producers, plaintiffs' attorneys have focused on peripheral defendants, including our company, which had asbestos on its premises. Historically, these premises cases have been dismissed or settled for minimal amounts because of the minimal likelihood of exposure at our facilities. We have reserved amounts for premises asbestos cases that we currently believe are probable and estimable.

There are also pending lawsuits filed against Morton related to employee exposure to asbestos at a manufacturing facility in Weeks Island, Louisiana with additional lawsuits expected. We expect that most of these cases will be dismissed because they are barred under workers' compensation laws. However, cases involving asbestos-caused malignancies may not be barred under Louisiana law. Subsequent to the Morton acquisition, we commissioned medical studies to estimate possible future claims and recorded accruals based on the results.

Morton has also been sued in connection with asbestos-related matters in the former Friction Division of the former Thiokol Corporation, which merged with Morton in 1982. Settlement amounts to date have been minimal and many cases have closed with no payment. We estimate that all costs associated with future Friction Division claims, including defense costs, will be well below our insurance limits.

We are also parties to litigation arising out of the ordinary conduct of our business. Recognizing the amounts reserved for such items and the uncertainty of the ultimate outcomes, it is our opinion that the resolution of all these pending lawsuits, investigations and claims will not have a material adverse effect, individually or in the aggregate, upon our results of operations, cash flows or consolidated financial position.

Indemnifications

In connection with the divestiture of several of our operating businesses, we have agreed to retain, and/or indemnify the purchaser against, certain liabilities of the divested business, including liabilities relating to defective products sold by the business or environmental contamination arising or taxes accrued prior to the date of the sale. Our indemnification obligations with respect to these liabilities may be indefinite as to duration and may or may not be subject to a deductible, minimum claim amount or cap. As such, it is not possible for us to predict the likelihood that a claim will be made or to make a reasonable estimate of the maximum potential loss or range of loss. No company assets are held as collateral for these indemnifications and no specific liabilities have been established for such guarantees.

NOTE 27: NEW ACCOUNTING PRONOUNCEMENTS

Fair Value Option For Financial Assets and Financial Liabilities

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that election within the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. We are currently assessing the impact to our Consolidated Financial Statements.

Accounting for Planned Major Maintenance Activities

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, which addresses the accounting for planned major maintenance activities. The FASB believes that the accrue-in-advance method of accounting for planned major maintenance activities results in the recognition of liabilities that do not meet the definition of a liability in FASB Concepts Statement No. 6, *"Elements of Financial Statements,"* because it causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods beginning January 1, 2007. We do not believe it will have a material impact to our Consolidated Financial Statements.

Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement amends SFAS Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position, and to recognize annual changes in gains or losses, prior service costs, or other credits that have not been recognized as a component of net periodic pension cost, net of tax through comprehensive income. SFAS No. 158 also requires an employer to measure defined benefit plan assets and obligations as of the date of its year-end statement of financial position, with limited exceptions. See Note 9 for further discussion.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements,"* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued in 2008. We are currently assessing the impact to our Consolidated Financial Statements.

Quantifying Misstatements

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *"Quantifying Misstatements."* In recent years, the SEC has voiced concerns over registrants' exclusive reliance on either a balance sheet or income statement approach in quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and income statement approach when quantifying and evaluating the materiality of a misstatement. The SAB also provides guidance on correcting errors under the dual approach as well as transition guidance for correcting previously immaterial errors that are now considered material based on the approach in the SAB. We have adopted SAB No. 108 as of December 31, 2006, and it did not have a material impact to our Consolidated Financial Statements.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes."* FIN No. 48 is an interpretation of SFAS No. 109, *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an enterprise's tax return. This interpretation also provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition of tax positions. The recognition threshold and measurement attribute is part of a two step tax position evaluation process prescribed in FIN No. 48. FIN No. 48 is effective after the beginning of an entity's first fiscal year that begins after December 15, 2006. We will adopt FIN No. 48 as of January 1, 2007. We are currently assessing the impact to our Consolidated Financial Statements.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, *"Accounting for Servicing of Financial Assets an Amendment of FASB Statement No. 140."* SFAS No. 156 amends SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* SFAS No. 156 is effective after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt SFAS No. 156 as of January 1, 2007, and do not believe it will have a material impact to our Consolidated Financial Statements.

Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, *"Accounting for Certain Hybrid Financial Instruments."* SFAS No. 155 amends SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* and SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS No. 155 clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt SFAS No. 155 as of January 1, 2007, and we will apply the provisions of SFAS No. 155 if and when required.

Non-monetary Transactions

In December 2005, the EITF issued EITF No. 04-13, *"Accounting for Purchases and Sales of Inventory with the Same Counterparty"* to clarify under what circumstances two or more transactions with the same counterparty (counterparties) should be viewed as a single non-monetary transaction within the scope of Accounting Principles Board ("APB") Opinion No. 29, *"Accounting for Nonmonetary Transactions."* In addition, EITF No. 04-13 clarifies whether there are any circumstances under which the transactions should be recognized at fair value if non-monetary transactions within the scope of APB No. 29 involve inventory. EITF No. 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of EITF No. 04-13 in the second quarter of 2006 did not have a material impact on our financial position, results of operations or cash flows.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs, an amendment of ARB No. 43, Chapter 4"* ("SFAS No. 151"). SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on our financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154") which replaces APB Opinion No. 20, *"Accounting Changes"* and SFAS No. 3, *"Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28."* SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of a material error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted the applications of SFAS No. 154 beginning January 1, 2006 and it did not have a material effect to the Consolidated Financial Statements.

NOTE 28 SUMMARIZED QUARTERLY DATA (UNAUDITED)

2006 Quarterly Results of Operations (unaudited)

In millions, except share data	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year 2006
Net sales	$2,058	$2,081	$2,065	$2,026	$8,230
Gross profit	643	628	602	601	2,474
Provision for restructuring and asset impairments	4	–	6	17	27
Net earnings from continuing operations	207	192	189	167	755
Net earnings	207	166	186	176	735
Basic earnings per share, in dollars:					
From continuing operations[1]	0.94	0.88	0.87	0.77	3.45
Net earnings[1]	0.94	0.75	0.86	0.81	3.36
Diluted earnings per share, in dollars:					
From continuing operations[1]	0.93	0.87	0.86	0.76	3.41
Net earnings[1]	0.93	0.75	0.85	0.80	3.32

[1] *Earnings per share for the year may not equal the sum of quarterly earnings per share due to changes in weighted average share calculations.*

2005 Quarterly Results of Operations (unaudited)

In millions, except share data	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year 2005
Net sales	$1,993	$1,978	$1,927	$1,987	$7,885
Gross profit	601	587	570	608	2,366
Provision for restructuring and asset impairments	(4)	33	(2)	71	98
Net earnings from continuing operations	153	172	163	128	616
Net earnings	159	178	169	131	637
Basic earnings per share, in dollars:					
From continuing operations[1]	0.69	0.77	0.74	0.58	2.78
Net earnings[1]	0.71	0.80	0.76	0.60	2.87
Diluted earnings per share, in dollars:					
From continuing operations[1]	0.68	0.76	0.73	0.58	2.75
Net earnings[1]	0.70	0.79	0.76	0.59	2.85

[1] *Earnings per share for the year may not equal the sum of quarterly earnings per share due to changes in weighted average share calculations.*

NOTE 29 SUBSEQUENT EVENTS

On January 4, 2007, we completed the formation of Viance, LLC, a joint venture company jointly owned by Rohm and Haas and Chemical Specialties, Inc. (CSI), a wholly owned subsidiary of Rockwood Holdings, Inc. Rohm and Haas has paid CSI $77 million to create the new company, which combines the wood biocides business of Rohm and Haas and the wood protection chemicals business of CSI.

On February 5, 2007, we declared a regular quarterly dividend of $0.33 per common share. This dividend will be payable on March 1, 2007 to shareholders of record at the close of business on February 16, 2007.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

No reports on Form 8-K were filed during 2006 or 2005 relating to any disagreements with accountants on accounting and financial disclosures.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. During 2006, our principal executive officer and our principal financial officer have signed their certifications as required by the Sarbanes-Oxley Act of 2002. In 2006, our CEO also certified, without qualification, to the New York Stock Exchange (NYSE) that he was not aware of any violation by the Company of NYSE corporate governance standards.

Management's Report on Internal Control Over Financial Reporting

Our management's report on Internal Control Over Financial Reporting is set forth in Item 8 and incorporated herein by reference.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is set forth in Item 8.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2006 that have materially affected, or are likely to materially effect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Nothing to report.

> part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10 of this Form 10-K report has been omitted, except for the information presented below, since we will file with the Securities and Exchange Commission a definitive Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934.

Directors

William J. Avery, President, Bil Mar Collector Cars and Avery Real Estate, from 2006 to the present; formerly, Chairman, Chief Executive Officer and Director, Crown, Cork & Seal Company, Inc., from 1990 until his retirement in 2001. Mr. Avery, 66, has been a director since 1997. Mr. Avery also is a director of the Lincoln Financial Group. (Committees: 1, 4)

Raj L. Gupta, Chairman, President and Chief Executive Officer, Rohm and Haas Company, since February 2005; previously, Chairman and Chief Executive Officer, Rohm and Haas Company, from 1999 to 2005; Vice-Chairman, Rohm and Haas Company, 1998 to 1999. Mr. Gupta, 61, has been a director since 1999. Mr. Gupta also is a director of the Vanguard Group and Tyco International Ltd. (Committee: 2 (Chair))

David W. Haas, Chairman of the Board, The William Penn Foundation, 1998 to present; previously, Vice-Chairman, The William Penn Foundation, from 1996 to 1998. Mr. Haas, 51, has been a director since 1999. He is a cousin of Thomas W. Haas. (Committees: 3, 4)

Thomas W. Haas, Director and Chairman of, The William Penn Foundation Corporation; pilot and flight instructor. Mr. Haas, 51, has been a director since 1999. He is a cousin of David W. Haas. (Committees: 4, 5)

Richard L. Keyser, Chairman and Chief Executive Officer, W.W. Grainger, Inc., since 1997. Mr. Keyser, 64, has been a director since 1999. Mr. Keyser also is a director of W.W. Grainger, Inc. and The Principal Financial Group. (Committees: 2, 4, 5 (Chair))

Rick J. Mills, 59, Vice-President and President – Components Group, Cummins, Inc. since 2005; previously, Vice-President and Group President – Filtration, Cummins Inc., from 2000 to 2005. Mr. Mills has been a director since 2005. (Committees: 1, 4)

Jorge P. Montoya, formerly, President, Global Snacks & Beverage, The Procter & Gamble Company, and President, Procter and Gamble Latin America, from 1999 until his retirement in 2004; previously, Executive Vice-President, The Procter & Gamble Company, 1995 to 1999. Mr. Montoya, 60, has been a director since 1996. Mr. Montoya also is a director of The Gap, Inc. Mr. Montoya has advised the Company of his intention not to seek re-election to the Board of Directors at the upcoming Annual Meeting. (Committees: 4, 5)

Sandra O. Moose, President, Strategic Advisory Services, since 2003; formerly, Senior Vice-President and Director, The Boston Consulting Group, Inc., 1989 until her retirement in 2003 (Dr. Moose had been employed by the Boston Consulting Group since 1968). Dr. Moose, 65, has been a director since 1981. Dr. Moose also is a director of The AES Corporation, IXIS Advisor Funds, Loomis Sayles Funds and Verizon Communications. (Committees: 2, 3, 4 (Chair))

Gilbert S. Omenn, Professor of Internal Medicine, Human Genetics and Public Health, University of Michigan, since 2002; previously, Executive Vice-President for Medical Affairs, University of Michigan, and Chief Executive Officer, The University of Michigan Health System, from 1997 to 2002. Dr. Omenn, 65, has been a director since 1987. Dr. Omenn also is a director of Amgen, Inc. and OccuLogix, Inc. (Committees: 1, 4)

Gary L. Rogers, formerly Vice-Chairman, Executive Officer and Director, General Electric Company, from 2001 until his retirement in 2003; previously, Senior Vice-President, General Electric Company, and President and Chief Executive Officer, GE Plastic, from 1992 to 2001. Mr. Rogers, 62, has been a director since 2004. Mr. Rogers also is a director of W. W. Grainger Inc. and Wyeth. (Committees: 3, 4)

Ronaldo H. Schmitz, formerly, Member of the Board of Managing Directors, Deutsche Bank AG, from 1991 until his retirement in 2000. Dr. Schmitz, 68, has been a director since 1992. Dr. Schmitz also is a director of Cabot Corporation, GlaxoSmithKline Plc. and the Legal and General Group Plc. (Committees: 1 (Chair), 2, 4)

George M. Whitesides, Woodford L. and Ann A. Flowers Professor of Chemistry and Chemical Biology, Harvard University since 2004; previously, Mallinckrodt Professor of Chemistry, Harvard University, from 1982 to 2004, and Chairman of the Chemistry Department, Harvard University, from 1986 to 1989. Dr. Whitesides, 67, has been a director since 2005. Dr. Whitesides also is a director of Theravance Inc. (Committees: 4, 5)

Marna C. Whittington, President and Chief Executive Officer, Nicholas-Applegate Capital Management, since 2001, and Chief Operating Officer, Allianz Global Investors AG, since 2002; formerly, Chief Operating Officer, Morgan Stanley Investment Management, from 1996 until her retirement in 2001. Dr. Whittington, 59, has been a director since 1989. Dr. Whittington also is a director of Federated Department Stores, Inc. (Committees: 2, 3 (Chair), 4)

Committees

1 Audit, 2 Executive, 3 Executive Compensation,
4 Nominating, 5 Sustainable Development

Executive Officers

Our executive officers along with their present position, offices held and activities during the past five years are presented below. All officers normally are elected annually and serve at the pleasure of the Board of Directors.

Alan E. Barton, 51, Executive Vice-President, Business Group Executive; Regional Director, The Americas, since 2007; previously, Vice-President, Business Group Executive, Coatings, from 2005 to 2007; Vice-President, Business Group Director, Coatings, and Regional Director, Asia-Pacific, from 2004 to 2005; Vice-President, Business Group Director, Coatings, and Business Unit Director, Architectural and Functional Coatings, from 2001 to 2004; Vice-President, Business Unit Director, Coatings, Performance Polymers, from 1999 to 2001.

Pierre R. Brondeau, 49, Executive Vice-President, Business Group Executive, Electronic Materials and Specialty Materials, since 2007; previously, Vice-President, Business Group Executive, Electronic Materials, President and Chief Executive Officer, Rohm and Haas Electronic Materials LLC and Regional Director, Europe, from 2003 to 2007; Vice-President, Business Group Director, Electronic Materials, President and Chief Executive Officer, Shipley Company, LLC, from 1999 to 2003.

Jacques M. Croisetiere, 53, Executive Vice-President and Chief Financial Officer, since 2007; previously, Vice-President and Chief Financial Officer, from 2003 to 2007; Vice-President, Business Unit Director, Regional Director, Europe, Chemicals, from 2001 to 2002; Vice-President, Business Unit Director, Ion Exchange Resins, Chemical Specialties, from 1999 to 2001.

Raj L. Gupta, 61, Chairman, President and Chief Executive Officer, since 2005; previously, Chairman and Chief Executive Officer, from 1999 to 2005.

Robert A. Lonergan, 61, Executive Vice-President, General Counsel and Corporate Secretary, since 2007; previously, Vice-President, General Counsel and Corporate Secretary, from 2002 to 2007; Vice-President and General Counsel, from 1999 to 2002.

Anne Wilms, 49, Executive Vice-President, Chief Information Officer; Director of Human Resources, since 2007; previously, Vice-President, Director of Human Resources, and Vice-President, Chief Information Officer, from 2005 to 2007; Vice-President, Chief Information Officer, from 1999 to 2005.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 of this Form 10-K report has been omitted since the Company will file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The security ownership of certain beneficial owners and management is incorporated in this Form 10-K by reference to the definitive Proxy Statement to be filed with the Securities and Exchange Commission.

Equity Compensation Plan Information[1]

Securities authorized for issuance under equity compensation plans as of December 31, 2006:

In thousands	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[2]
	(a)	(b)	(c)
Plan category			
Equity compensation plans approved by security holders	9,649[3]	28.46[3]	15,056
Equity compensation plans not approved by security holders	220[4]	–	36
Total	9,869	28.46	15,092

[1] *Refer to Note 23 to the Consolidated Financial Statements for a description of the plans.*

[2] *Excludes shares that will be issued pursuant to the Company's matching contributions under the Non-Qualified Savings Plan.*

[3] *Includes shares available for issuance under the 2004 Amended and Restated Stock Plan and the 2005 Non-Employee Directors' Stock Plan.*

[4] *Includes shares available for issuance under the 1997 Non-Employee Directors' Stock Plan.*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Rohm and Haas Company has no related party transactions as defined by Item 404 as amended of Regulation S-K. The information on director independence is incorporated in this Form 10-K by reference to the definitive Proxy Statement to be filed with the Securities and Exchange Commission.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information on principal accountant fees and services is incorporated in this Form 10-K by reference to the definitive Proxy Statement to be filed with the Securities and Exchange Commission.

>
part IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Documents Filed as Part of This Report

1. All Financial Statements

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements

2. Financial Statements Schedule

The following supplementary financial information is filed in this Form 10-K:

Financial Statement Schedule	*Page #*
• II – Valuation and qualifying accounts for the years 2006, 2005 and 2004	104

The schedules not included herein are omitted because they are not applicable or the required information is presented in the financial statements or related notes.

(b) Exhibit Listing

Exhibit Number	Description
3.01	Certificate of Incorporation of Rohm and Haas Company (incorporated by reference to Exhibit 3 to Rohm and Haas Company's report on Form 10-K/A filed March 29, 2001 (the "2000 10-K/A")).
3.02	Bylaws of Rohm and Haas Company (incorporated by reference to Exhibit 3 to Rohm and Haas Company's report on Form 10-Q filed May 5, 2002).
4.01	Description of Rohm and Haas Common Stock (incorporated by reference to Item 5 of Rohm and Haas Company's report on Form 10-Q filed September 30, 1996).
4.02	Indenture, dated as of June 1, 1990, between Morton International, Inc. and Continental Bank, National Association, as Trustee (incorporated by reference to Exhibit 4(c) to Morton International, Inc.'s Registration Statement on Form S-1 filed May 9, 1990).
4.03	Indenture, dated as of May 1, 1992, between Rohm and Haas Company and Wachovia Bank, N.A., successor in interest to CoreStates Bank, N.A. (formerly, The Philadelphia National Bank), as Trustee (incorporated by reference to Exhibit 4 to Rohm and Haas Company's report on Form 10-K filed March 29, 1993).
4.04	First Supplemental Indenture, dated as of April 28, 1997, among Morton International, Inc., New Morton International, Inc., and First Trust, National Association, as Trustee (incorporated by reference to Exhibit 10.01 to New Morton International, Inc.'s Current Report on Form 8-K dated May 2, 1997).

* *Management contract or compensatory plan or arrangement filed pursuant to Item 601(b) (10) (iii) of Regulation S-K.*

Exhibit Number	Description
4.05	Indenture, dated as of July 1, 1999, between Rohm and Haas Company and Chase Manhattan Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Rohm and Haas Company's Registration Statement on Form S-4 filed July 30, 1999).
4.06	Rights Agreement, dated as of October 26, 2000, between Rohm and Haas Company and EquiServe Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4 to Rohm and Haas Company's Registration Statement on Form 8-A dated October 26, 2000).
4.07	Certificate of Designation of Series A Junior Participating Preferred Stock of Rohm and Haas Company dated October 31, 2000 (incorporated by reference to Exhibit 4 to the 2000 10-K/A).
4.08	Fiscal Agency Agreement, dated September 19, 2005, (incorporated by reference to Exhibit 4.1 to Rohm and Haas Company's current report on Form 8-K dated September 22, 2005).
10.01*	1997 Non-Employee Director's Stock Plan (incorporated by reference to Exhibit 10.2 to Rohm and Haas Company's report on Form 10-K filed March 21, 1997).
10.02*	Amended and Restated Rohm and Haas Stock Plan (incorporated by reference to Appendix C to Rohm and Haas Company's Definitive Proxy Statement on Schedule 14A filed March 26, 2001).
10.03*	2004 Amended and Restated Stock Plan (incorporated by reference to Appendix D to Rohm and Haas Company's Definitive Proxy Statement on Schedule 14A filed March 19, 2004).
10.04*	Form of Continuity Agreement, dated as of July 1, 2001, between Rohm and Haas Company and key executives (incorporated by reference to Exhibit 10 to Rohm and Haas Company's report on Form 10-Q filed August 14, 2001).
10.05*	Rohm and Haas Company Non-Qualified Savings Plan, as Amended and Restated effective January 1, 2003 (incorporated by reference to Exhibit 10.04 to Rohm and Haas Company's report on Form 10-K filed March 8, 2004).
10.06*	2004 Rohm and Haas Company Annual Incentive Plan (incorporated by reference to Appendix B to Rohm and Haas Company's Definitive Proxy Statement on Schedule 14A filed March 19, 2004).
10.07*	2004 Rohm and Haas Company Long-Term Performance Plan (incorporated by reference to Appendix C to Rohm and Haas Company's Definitive Proxy Statement on Schedule 14A filed March 19, 2004).
10.08	Five-Year Credit Agreement (incorporated by reference from Exhibit 10.1 to Rohm and Haas Company's Current Report on Form 8-K dated December 21, 2005).
10.09	Amendment to the Five-year Credit Agreement (incorporated by reference to Exhibit 10.1 of Rohm and Haas Company's Form 8-K filed December 21, 2005).
10.10*	2005 Rohm and Haas Company Non-Employee Directors' Stock Plan (incorporated by reference to Exhibit 10.1 of Rohm and Haas Company's Form 8-K filed May 11, 2005).
10.11*	2005 Rohm and Haas Company Non-Qualified Savings Plan (incorporated by reference to Exhibit 10.2 of Rohm and Haas Company's Form 8-K filed May 11, 2005).
12.01	Statements regarding Computation of Ratios of Rohm and Haas Company.
14.00	Rohm and Haas Company Code of Business Conduct and Ethics (incorporated by reference to Company's website) www.rohmhaas.com.
21.01	Subsidiaries of Rohm and Haas Company.
23.01	Consent of PricewaterhouseCoopers LLP.
31.01	Certification Pursuant to Rule 13a-14(a)/15d-14(a).
31.02	Certification Pursuant to Rule 13a-14(a)/15d-14(a).
32	Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Jacques M. Croisetiere

Jacques M. Croisetiere
Executive Vice President and
Chief Financial Officer

February 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on February 28, 2007 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Raj L. Gupta
Raj L. Gupta
Director, Chairman,
President and
Chief Executive Officer

/s/ Jorge P. Montoya
Jorge P. Montoya
Director

/s/ William J. Avery
William J. Avery
Director

/s/ Sandra O. Moose
Sandra O. Moose
Director

/s/ David W. Haas
David W. Haas
Director

/s/ Gilbert S. Omenn
Gilbert S. Omenn
Director

/s/ Thomas W. Haas
Thomas W. Haas
Director

/s/ Gary L. Rogers
Gary L. Rogers
Director

/s/ Richard L. Keyser
Richard L. Keyser
Director

/s/ Ronaldo H. Schmitz
Ronaldo H. Schmitz
Director

/s/ Rick J. Mills
Rick J. Mills
Director

/s/ George M. Whitesides
George M. Whitesides
Director

/s/ Marna C. Whittington
Marna C. Whittington
Director

Schedule II

Valuation and Qualifying Accounts for the years ended December 31, 2006, 2005, and 2004.

Bad Debts

In millions — *Year Ended December 31,*	**2006**	2005	2004
Deducted from Accounts Receivable –			
Allowances for losses:			
Balance at beginning of year	**$ 43**	$ 49	$ 57
Additions charged to earnings	**6**	8	11
Charge-offs, net of recoveries	**(9)**	(14)	(19)
Balance at end of year	**$ 40**	$ 43	$ 49

Lower of Cost or Market Reserve (LCM Reserve)

In millions — *Year Ended December 31,*	**2006**	2005	2004
Deducted from Inventories –			
Allowances for reserves:			
Balance at beginning of year	**$ 1**	$ 1	$–
Additions charged to earnings	**1**	1	1
Reversals, other	**(1)**	(1)	–
Balance at end of year	**$ 1**	$ 1	$1

LIFO Reserve

In millions — *Year Ended December 31,*	**2006**	2005	2004
Deducted from Inventories –			
Allowances for reserves:			
Balance at beginning of year	**$120**	$ 94	$48
Additions charged to earnings	**7**	26	46
Balance at end of year	**$127**	$120	$94

Stockholder Information

Stock Exchange Listing

Rohm and Haas stock trades on the New York Stock Exchange under the trading symbol "ROH".

Transfer Agent and Registrar
Computershare Trust Company N.A.
P.O. Box 43010
Providence, RI 02940-3010
(800) 633-4236

Annual Meeting of Stockholders

Rohm and Haas Company's Annual Meeting of Stockholders will be held on May 7, 2007 at the Chemical Heritage Foundation, 315 Chestnut Street, Philadelphia, PA 19106. Formal notice of the meeting, the proxy statement and form of proxy will be mailed to current stockholders on or about March 19, 2007.

Independent Registered Public Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street, Suite 1700
Philadelphia, PA USA 19103
(267) 330-3000

William J. Avery
Retired Chairman,
Chief Executive Officer
and Director
Crown Cork & Seal Company, Inc.
Committees: 1,4

Raj L. Gupta
Chairman, President and
Chief Executive Officer
Rohm and Haas Company
Committees: 2 (chair)

David W. Haas
Chairman of the Board
and Director
The William Penn Foundation
Committees: 3,4

Thomas W. Haas
Chairman of the
Corporation and Director
The William Penn
Foundation Corporation
Committees: 4,5

Richard L. Keyser
Chairman and
Chief Executive Officer
W.W. Grainger, Inc.
Committees: 2,4,5 (chair)

Rick J. Mills
Vice President and President,
Components Group –
Cummins Inc.
Committees: 1,4

Jorge P. Montoya
Retired President,
Global Snacks & Beverage
The Procter & Gamble Company
and Retired President
Proctor & Gamble Latin America
Committees: 4,5

Sandra O. Moose
President,
Strategic Advisory Services
Retired Senior Vice President
and Director
Boston Consulting Group
Committees: 2,3,4 (chair)

Gilbert S. Omenn
Professor of Internal Medicine
Human Genetics and Public Health
University of Michigan
Committees: 1,4

Gary L. Rogers
Retired Vice Chairman,
Executive Officer and Director
General Electric Company
Committees: 3,4

Ronaldo H. Schmitz
Retired Member of the
Board of Managing Directors
Deutsche Bank AG
Committees: 1 (chair), 2,4

George M. Whitesides
Woodford L. & Ann A. Flowers
Professor of Chemistry
and Chemical Biology
Harvard University
Committees: 4,5

Marna C. Whittington
President and
Chief Executive Officer
Nicholas – Applegate
Capital Management
Committees: 2,3 (chair), 4

Alan E. Barton
Executive Vice President;
Business Group Executive;
Regional Director, The Americas

Pierre R. Brondeau
Executive Vice President;
Business Group Executive,
Electronic Materials and
Specialty Materials

Jacques M. Croisetiere
Executive Vice President;
Chief Financial Officer

Raj L. Gupta
Chairman, President and
Chief Executive Officer

Robert A. Lonergan
Executive Vice President;
General Counsel;
Corporate Secretary

Anne M. Wilms
Executive Vice President;
Chief Information Officer;
Director, Human Resources

Committees
1 Audit
2 Executive
3 Executive Compensation
4 Nominating
5 Sustainable Development

Design: Coates and Coates Photography: Charles Smokats Printing: Lake County Press

Corporate Headquarters
100 Independence Mall West
Philadelphia, PA 19106-2399
USA
+1.215.592.3000

Key Regional Locations
Europe
La Tour Lyon
185, rue de Bercy
75579 Paris, Cedex 12
France
+33.1.40.02.50.00

Latin America
Calle Eje 6 Norte No. 100, Esq,
Eje 1 Nte. Fracc. Ind Toluca 2000
Toluca Estado de Mexico
C.P. 50200
+52.722.275.6500

Asia-Pacific
No.1077 Zhang Heng Road
Zhangjiang Hi-Tech Park
Shanghai, China 201203
+86.21.3862.8888

Governance
Rohm and Haas Company governance documents are available at www.rohmhaas.com/governance or through contacting the Chief Compliance and Governance Officer
Rohm and Haas Company
100 Independence Mall West
Philadelphia, PA 19106-2399
USA

END